Exhibit 99.1

BCE INC. 2013 ANNUAL REPORT

We're the same company...

… just totally different.

Bell has connected Canadians since 1880, leading the innovation and investment in our nation’s communications networks and services. We have successfully embraced the rapid changes in communications technology, competition and opportunity, building on our 134-year record of service to Canadians with a clear goal, and the strategy and team execution required to achieve it.

Our goal:

To be recognized by customers as Canada’s leading communications company.

Our 6 strategic imperatives

1. Accelerate wireless	10
2. Leverage wireline momentum	12
3. Expand media leadership	14
4. Invest in broadband networks and services	16
5. Achieve a competitive cost structure	17
6. Improve customer service	18

Bell is delivering the next generation of communications and an enhanced service experience to our customers across Canada. In the last five years, our industry-leading investments in world-class networks and communications services like Fibe and LTE, coupled with strong execution by the national team, have re-energized Bell as a nimble competitor setting the pace in TV, Internet, Wireless and Media growth services. We achieved all financial targets in 2013, delivering for our customers and shareholders and giving us strong momentum going into 2014.

Financial and operational highlights	4
Letters to shareholders	6
Strategic imperatives	10
Community investment	20
Bell archives	22
Management’s discussion and analysis (MD&A)	24
Reports on internal control	106
Consolidated financial statements	110
Notes to consolidated financial statements	114

Successfully executing our strategic imperatives in a competitive marketplace, Bell achieved all 2013 financial targets and continued to deliver value to shareholders.

2013 Financial Performance
Bell	Actual	Targets	Result
Revenue growth	2.6%	2%–4%
EBITDA growth*	3.4%	3%–5%
Capital intensity	16.6%	16%–17%
BCE	Actual	Targets	Result
Adjusted EPS*	$2.99	$2.97–$3.03
Free cash flow*	5.9%	5%–9%

Executing our dividend growth objective since 2008

*	EBITDA, Adjusted EPS and free cash flow are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. For a full description of these measures, see section 10.2 Non-GAAP Financial
Measures on pp. 103 and 104 of the MD&A.
**	Assumes the reinvestment of dividends.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Growth services are taking Bell forward

Founded on the first popular communications service to connect Canadian consumers and businesses, Bell is leading the way to the next generation. With a focus on Wireless, Internet, TV and Media growth services, Bell’s investments in world-leading fibre and mobile networks and innovative new products are transforming our company and Canada’s communications industry.

BCE Subscribers (millions)
	2008	2013
Wireless	6.6	7.9
High-speed Internet	2.8	3.1
Television	1.9	2.5
Total growth services	11.3	13.5
Local telephone services	10.4	7.6
Total subscribers	21.7	21.1

Revenue mix reflects focus on growth services

Bell’s Wireless, Internet, Media and TV growth services accounted for 82% of revenues in 2013, up from less than 70% in 2008. Traditional Home Phone service, just 8%.

* In accordance with previously reported Canadian GAAP

4

* In accordance with previously reported Canadian GAAP.
For more information, please refer to section 7.1 of the MD&A — Annual Financial Information, pp. 83-84.

5

MESSAGE FROM THE CHAIR OF THE BOARD

Investing for tomorrow, growing shareholder value today

Dear fellow shareholders,

With your support, we continued our work in 2013 to transform BCE, a historic Canadian company leading the advance into the next generation of communications with a strategy of focused investment and innovation, well executed by strong management and a committed national team.
   Our growing success in the communications marketplace, robust financial performance and efficient operational execution give us the flexibility to invest in the networks, services and content we need to lead, while delivering value to you, our shareholders.
   Bell competes from a position of strength, with excellent financial fundamentals and a capital markets strategy that is prudent and responsive to an evolving industry environment.
   In 2013, we met all our financial guidance targets with solid revenue and EBITDA growth driving higher free cash flow and substantial earnings. Our healthy balance sheet rests on a strong credit profile, a favourable liquidity position and significantly improved funding in our defined benefit pension plan.
   Early in 2014, we announced a 6.0% increase in the common share dividend, from $2.33 to $2.47, representing the tenth BCE common share dividend increase since the fourth quarter of 2008, for total growth of 69% in your dividend.
   In the marketplace, a re-energized Bell is shaking up the established order in Canadian communications.
   Fibe is leading new consumer choice in TV and Internet with tough competition for the once-entrenched cable companies in urban markets. The acquisition of Montréal-based Astral Media with its exceptional array of French and English pay and specialty TV, radio and outdoor advertising properties is delivering enhanced competition in the fast-paced media marketplace, especially in Québec. And investment in the best wireless technology available has enabled Bell to stake out a leadership position in mobile TV and other increasingly popular smartphone-based data services.
   BCE continues to live up to the high expectations Canadians have of us as a company that has given back to our communities for generations, and as an enduring leader in corporate governance.
   The Bell Let’s Talk mental health initiative has captured the attention and support of Canadians beyond all expectations, growing participation in the mental health conversation, fighting the stigma and delivering funding to mental health programs in every region of the country. We’re looking forward to Clara’s Big Ride for Bell Let’s Talk starting in March 2014, a 12,000 kilometre journey around Canada by Olympian and Bell Let’s Talk ambassador Clara Hughes that will take the conversation even further.
   I am proud to say that your Board was recognized multiple times for our governance leadership in 2013. We were honoured with the prestigious Gavel Award from the Canadian

6

Coalition for Good Governance for exceptional communication with shareholders; the Best Overall Corporate Governance – International award at the sixth annual Corporate Secretary Corporate Governance Awards; and the first-ever award for best overall corporate governance from the Canadian Society of Corporate Secretaries.
   These awards recognize the dedication of my fellow Board members and their commitment to guiding our organization forward.
   We welcomed our newest Director, Ian Greenberg, Canadian broadcasting legend and former Astral Chief Executive Officer, to your Board in 2013 following the closing of our acquisition, a key addition as Bell expands our national media leadership.
   I would like to acknowledge and thank two Directors with a strong record of distinguished service to you, Anthony Fell and The Honourable Edward Lumley, who will be departing the Board in May 2014. We are grateful for their brilliant leadership and guidance as exceptional stewards of your interests and BCE’s tradition of exemplary governance.
   I thank our CEO George Cope, his executive team and Bell employees across Canada for their hard work and success in transforming your company. It is my privilege and honour to work with such a focused, dedicated and effective team.
   And all of us across BCE thank you, our shareholders, for your belief in our company and its ability to prosper in the fast changing and highly competitive communications industry.
   Your confidence energizes our efforts to honour and build on Bell’s history as Canada’s communications leader.

Thomas C. O’Neill
Chair of the Board
BCE Inc.

7

MESSAGE FROM THE PRESIDENT & CEO

Hitting our stride with committed execution by the Bell team

Dear fellow shareholders,

Bell put in place a clear new goal in 2008: To be recognized by customers as Canada’s leading communications company. Our strategy to achieve it is built on 6 strategic imperatives that reflect the enduring strengths of Bell, our competitive and operational challenges, and the exciting opportunities for growth.

  Accelerate wireless
  Leverage wireline momentum
  Expand media leadership
  Invest in broadband networks and services
  Achieve a competitive cost structure
  Improve customer service

   As Canada’s largest and oldest communications company, we vowed to lead in delivering the Wireless, Internet, TV and Media platforms that define the new reality of communications. We committed the investment to world-class network technologies required to enable these growth services. And we dedicated ourselves to improving the customer service experience and reducing costs across our operations to sustain Bell’s growth into the future.
   With a focus on delivering consistent dividend growth to our shareholders, the Bell team has made sure and steady progress in the execution of our imperatives. In 2013 we really hit our stride, leveraging our network leadership and growth services to deliver increases in revenue, EBITDA and free cash flow, meeting all our financial targets for the year and fulfilling our promise to continue to return significant value to you.
   Each of Bell’s operating units demonstrated positive progress in 2013.
   Bell closed the year leading the wireless industry in market share of net postpaid wireless subscriber additions and wireless EBITDA growth. With access to the largest LTE network in the country, our customers are taking full advantage of Bell’s leading lineup of smartphones to drive industry-leading service revenue growth with heavy usage of data services like the unique Bell Mobile TV.
   Next generation Fibe TV continues to grow fast, bringing a superior television experience to more Canadians. Fibe TV’s surging popularity is driving impressive growth in high-speed Internet, while slowing decline in traditional

8

Home Phone too – in 2013, four in five new Fibe TV customers chose a bundle of all three Bell residential services.
   With heavy investment in data hosting, cloud computing and other leading-edge business communications services in 2013, Bell Business Markets looks forward to improved results on stronger economic and employment growth in 2014.
Canada’s #1 multimedia company, Bell Media, continued to build its lead in both viewership and investment in the most popular new Canadian TV programming. We welcomed the vibrant Astral team to Bell Media in 2013, growing our competitive presence in the key Québec marketplace and adding top-tier pay and specialty channels such as TMN, HBO Canada and Super Écran to our lineup.
   Bell leads the industry in capital investment, bringing the world’s best networks to Canadians, while keeping to prudent capital intensity targets. Fibe TV reached a million more homes in 2013 while mobile 4G LTE grew to cover 80% of the population. With the 700 MHz spectrum acquired in the 2014 spectrum auction, we’ll rapidly deploy broadband LTE to rural communities, small towns and Canada’s North, bringing advanced mobile broadband services to more than 98% of Canada’s population, a national coverage footprint that rivals any in the world.
   We invested in new call centres in Québec and Ontario, enhanced our popular mobile self-serve tools, refined our appointment and dispatch processes, and improved first-call resolution. Consequently, we reduced wireless churn, cut the number of repeat calls into our service centres and enabled Bell technicians to arrive on time for 98% of service appointments.
   These customer service improvements have reduced our costs significantly, in line with the operational efficiency and cost control focus now embedded in Bell’s corporate culture.
   A re-energized team of more than 55,000 Bell employees in every province and territory is transforming our company in remarkable ways – in our operations, in the marketplace, and in our contribution to Canadian society with the extraordinary success of the Bell Let’s Talk mental health initiative.
   What hasn’t changed is Bell’s 134-year promise to always lead Canada into the next generation of communications, delivering for our shareholders, customers and community. As our performance in 2013 shows, we get better every day. Thank you for your support.

George A. Cope
President and
Chief Executive Officer
BCE Inc. and Bell Canada

9

STRATEGIC IMPERATIVE 1

Accelerate wireless

With the most advanced networks supporting the latest smartphones and mobile data services, Bell’s growing wireless strength was a key driver of our growth in 2013.

Bell’s next generation wireless networks, superior smartphone lineup and innovative data services gave us the industry-leading share of net postpaid subscriber activations and average revenue per user (ARPU) growth in 2013.
   Already offering access to Canada’s largest 4G LTE network, Bell added 25 new LTE markets and reached 80% of the Canadian population by the end of 2013. The world’s best wireless technology, LTE is backed up with our HSPA+ network offering coast-to-coast coverage to more than 98% of Canadians.
   The speed and capacity of these networks enable Bell customers to make the most of their powerful smartphones and superphones with the latest mobile business, gaming, information and entertainment apps, including Bell Mobile TV.
   With more than 1.2 million mobile TV subscribers at the end of 2013, 66% more than the year before, Bell has staked out a clear leadership position in the fast-growing mobile media segment, delivering record video streaming of major events like the Super Bowl and most recently Sochi 2014 to customers anywhere they may be.
   Bell launched 26 new mobile devices in 2013, adding to the best lineup in the mobile marketplace, including the in-demand smartphones from Apple, BlackBerry, HTC, LG, Samsung and Sony, and the ultra-rugged Sonim BOLT push-to-talk phones for heavy business users in the most extreme conditions. Almost three-quarters of Bell postpaid customers now have smartphones, growing to 73% of the base from 62% just a year ago.
   These leading networks, handsets and content applications led to robust growth in data service usage, driving a 2.6% increase in blended ARPU to $57.25 for the year. Bell Wireless reported strong financial results overall, with service revenues increasing 5.4% to $5.36 billion and EBITDA up 10.6% to $2.34 billion, the highest growth rate reported in Canadian wireless.
   Other notable 2013 wireless developments include:

  A fast and secure mobile banking solution developed by Bell and RBC, Canada’s largest

10

bank, that lets Bell smartphone users easily buy goods and services with debit or credit simply by tapping their phones at a payment terminal.

  To enable customers to enjoy their smartphones when they travel as much as they do at home, Bell significantly reduced roaming rates in the most popular destinations for Canadians – the United States, Europe, Mexico, China, Turkey, Australia and New Zealand, and popular Caribbean sun destinations including Cuba.

  Bell’s focus on service improvement and the quality of our networks and devices helped reduce postpaid customer churn by year end to 1.25% from 1.30%.

  The new Bell M2M Management Centre is a secure online portal enabling business customers to remotely manage network-connected devices such as vending machines or parking meters, supporting Bell’s growing leadership in the machine-to-machine marketplace.

In line with our commitment to network leadership, Bell invested $566 million to acquire significant 700 MHz wireless spectrum assets in every province and territory in the January 2014 federal spectrum auction.
   Bell will employ these valuable new airwaves to bring LTE broadband service to small towns, rural locations and Canada’s North, ultimately covering 98% of the population with LTE.

11

STRATEGIC IMPERATIVE 2

12

Leverage wireline momentum

Our growing momentum in residential services is driven by the strength of Fibe TV, supporting household growth in high-speed Internet and slowing the decline in Home Phone. Bell Business Markets continued to expand its broadband network and next generation business services like cloud computing to take advantage of a strengthening economy.

On the consumer side, Bell Fibe TV is shaking up the Canadian television business, quickly winning new subscribers and increasing Bell’s overall share of the household as we bring the superior alternative to cable TV to a fast-growing number of Canadians.
   The Fibe TV network footprint expanded in 2013 to multiple new markets including Ottawa, increasing coverage by a million households to a total of 4.3 million by the end of the year. We plan to extend service coverage to more than 5 million homes by the end of 2014 and ultimately reach 6 million households.
   Bell’s focus on service innovation delivered hugely popular TV products like the Bell wireless receiver, a Canadian first that lets customers enjoy the best TV viewing experience on up to 5 TVs anywhere in the home without plugging them all into cable outlets; the Fibe Remote app that turns a smartphone or tablet into a remote control; and the Bell TV app, which allows customers to watch more than 100 channels on their tablets or smartphones on Wi-Fi at no extra charge.
   The power of Fibe TV’s pull-through effect supported stronger growth in Bell high-speed Internet subscribers, increasing 2.7% in 2013, and slowed decline in Home Phone as 80% of new Fibe TV customers chose to bundle all three Bell residential services.
   On the business side, customers of all sizes – including 96 of Canada’s top 100 companies – turn to Bell Business Markets (BBM) for the full range of communications services, from connectivity to systems integration and managed services to collaboration tools such as audio, video and web conferencing.
   Bell’s broadband-connected data hosting centres are enabling cloud computing and other managed services for enterprise and government, while in the mass market, the launch of Business Fibe TV is now bringing this superior TV experience to small businesses of all kinds, from restaurants to auto dealerships to dentists’ offices.
   Major new contracts for BBM included a new fibre communications network connecting 1,500 branches for Desjardins Group, and the winning bid, in partnership with CGI, to deliver a new integrated e-mail system for the federal government.
   BBM also expanded the popular Bell Business Advantage program to cover all small and medium-sized business customers, enabling them to take advantage of special Bell promotional offers to save on supplies and services.

13

STRATEGIC IMPERATIVE 3

Expand media leadership

From great new Canadian programming to the addition of Astral and a much stronger presence in Québec, Bell Media’s growth was positive news for consumers, content creators and investors in 2013.

As the country’s premier multimedia company, Bell Media is dedicated to bringing the best domestic and international programming to Canadians across every media platform – conventional TV with CTV, Canada’s #1 television network, and CTV Two; 35 specialty channels including TSN and RDS; pay TV services including The Movie Network, HBO Canada and Super Écran; radio in 55 markets across Canada; and more than 200 innovative digital online properties.
   In 2013, Bell welcomed the accomplished team at Montréal-based Astral Media, now integrated into Bell Media to deliver unprecedented new content choices for Canadian viewers and listeners, especially in the Québec marketplace. The acquisition includes Astral Out-of-Home, Canada’s leading outdoor advertising company with over 9,500 strategic advertising locations in key Québec, Ontario and British Columbia markets.
   As part of its Astral acquisition, Bell Media committed to invest $246.9 million in new content development for French and English-language TV, radio and film, and support for emerging Canadian musical talent.
   Bell Media’s homegrown content already includes shows like The Amazing Race Canada, which was the #1 program of summer 2013 and the highest-rated debut for any program, domestic or international, in Canadian history. Overall, CTV’s average audiences were 56% larger than its closest conventional TV competitor in 2013.
   Embracing the concept of TV Everywhere, Bell Media launched CTV GO to offer customers on-the-go access to more than 3,000 hours of programming from CTV and CTV Two; TMN GO and HBO Canada GO, the first Canadian TV Everywhere products offering premium on-demand programming; and Bravo GO, with live and on-demand access to Bravo dramas and feature films. Bell’s new broadcast partnership with the National Football League also includes the first NFL digital media rights for CTV GO and TSN GO.

14

TSN and RDS remain not only Canada’s broadcast sports leaders but the top English and French-language specialty channels of any kind. While Bell was disappointed not to acquire national broadcast rights for the National Hockey League games in 2013, we acquired rights to a number of hockey properties and continued to build on our overall sports leadership throughout the year:

  RDS secured rights as the official regional broadcaster of the Canadiens through the 2025-26 season, with Bell retaining naming rights to the Bell Centre through 2028. Bell Media signed a similar regional rights agreement with the Ottawa Senators early in 2014, in addition to in-place regional broadcast partnerships with the Toronto Maple Leafs and Winnipeg Jets.

  RDS produced 24CH, a documentary series that gives fans of the Montréal Canadiens unprecedented access to the iconic NHL club and its players.

  Bell Media concluded a multi-platform extension of its broadcast partnership with the National Football League that includes all Sunday games on CTV and TSN, all Monday night games, the Playoffs and the Super Bowl.

  Bell signed a new multi-year strategic partnership with the National Basketball Association that further enhances Bell’s position as the official communications partner for basketball in Canada.

  Bell extended its Premier Founding Partnership with Vancouver Whitecaps FC, including Bell branding of all Whitecaps apparel and support for the team’s community youth initiatives, and TSN is now the team’s official broadcaster.

Bell Media’s leadership across media platforms, smooth integration of the Astral team and strong execution translated into excellent financial results for 2013. Bell Media revenue was $2.6 billion, up 17.1% over the previous year, while EBITDA grew 21.7% to $683 million.

15

STRATEGIC IMPERATIVE 4

Invest in broadband networks and services

The backbone of our growth services strategy, Bell’s broadband networks continued to expand to deliver new communications choices to consumers and businesses across the country.

Bell has led the development of Canada’s communications infrastructure since 1880, investing more in new network buildouts and R&D than any other company. In 2013, Bell continued to lead the industry with capital investments of more than $3 billion, enabling the rapid rollout of new fibre supporting our Fibe TV, Internet and business services and our Fourth Generation (4G) Long Term Evolution (LTE) wireless network, which is driving fast growth in smartphones and data services.
   We extended the Fibe TV footprint to 4.3 million households, including new markets such as Ottawa, Laval, Hamilton and Barrie, and expanded further in the greater Montréal, Toronto and Québec City regions.
   Overall, Bell’s broadband fibre network grew to approximately 5.8 million homes and business locations with the ongoing deployment of Fibre-to-the-home (FTTH) in new housing developments and multi-dwelling units (MDUs); expansion of Fibre-to-the-node (FTTN) in neighbourhoods throughout Québec and Ontario, and the introduction of pair bonding technology to deliver upgraded service to hundreds of thousands of locations.
   We continue to enhance the reach and speed of our world-leading 4G LTE network, expanding coverage of Canada’s largest 4G network to 80% of the population at the end of 2013. We expanded our complementary high-speed packet access plus (HSPA+) network to more than 98% of the population – a level we will rapidly reach with LTE as we leverage new 700 MHz wireless spectrum acquired in the recent federal spectrum auction.
   Bell has created Canada’s largest national network of data centres, providing Bell Business Markets customers with secure ways to protect critical business applications and increase productivity through co-location, data management, infrastructure as a service (IaaS) and cloud computing. With our strategic investment in Q9, Bell customers have access to 21 data hosting centres in key markets, all linked with Bell’s broadband fibre IP networks.

4,000+

Did you know that Bell is Canada's largest provider of Wi-Fi services? We service more than 4,000 Wi-Fi locations, including at our partners Indigo, McDonald's and Tim Hortons

16

STRATEGIC IMPERATIVE 5

Achieve a competitive cost structure

Cost efficiency is essential to the strategic success of Bell, enabling us to sustain EBITDA margins and support investment in our networks and services that will help drive future growth and higher dividends for our shareholders.

Controlling costs and increasing productivity has become an integral part of the culture at Bell. In addition to close management of supplier costs and disciplined spending on travel and other expenses, Bell is surfacing significant savings through operational efficiency and new technology.
   As more customers choose self-serve options and manage their accounts online or on their smartphones, call volumes to our service centres have declined by 25% since 2011 and reduced our client operations costs.
   Nearly half of our subscribers with smartphones now access their accounts through their devices, and mobile customers accessed self serve options 31 million times in 2013, up from just 7 million in 2010. With the growing move to paperless billing, we continue to reduce our printing and mailing costs, and our impact on the environment.
   We have focused on energy cost reductions in numerous ways, including more efficient processes to dispatch field technicians, saving the cost of thousands of truck rolls. We use GPS and initiatives like our anti-idling program to ensure our fleet vehicles operate as efficiently as possible. And we’ve saved on facility energy costs with highly efficient LEED-certified campus buildings.
   Overall cost reductions and productivity gains have saved Bell more than $1.5 billion since we implemented our cost imperative in 2008, savings that have been key to our ongoing investment in broadband networks and consistent growth in shareholder dividends.

Committed to Sustainable Growth

As a responsible Canadian corporation, Bell builds our business with a focus on strong governance and business ethics, sustainable growth and environmental protection.

To learn more, please consult our annual Bell Corporate Responsibility Report in the Responsibility section of BCE.ca.

Bell Sustainability Awards and Recognition:

  First and only telecommunications company in Canada to have obtained ISO 14001 certification for its environmental management system.

  One of Canada’s Top 50 Most Responsible Companies in Maclean’s
  – Sustainalytics 2013 Ranking.

  Canada’s first telecom signatory to the United Nations Global Compact (UNGC).

  Only Canadian communications company to earn a top spot in the CDP 2013 Climate Disclosure Leadership Index, which ranks the largest 200 companies listed on the TSX according to transparency and environmental performance.

  LEED certification for newest green Tier 3 data centre, Montréal head office campus, and Mississauga campus expansion.

17

STRATEGIC IMPERATIVE 6

18

Improve customer service

The service experience defines Bell’s relationship with our customers for the long term and we’re making it better with investments in people, call centres, and new online and mobile technology reflecting the service options our customers want.

In 2013, Bell made significant strides in improving the customer service experience across our business with capital investments of $140 million in new service tools, training and infrastructure to better serve the evolving needs of our customers and to enhance our productivity.
   We’re leveraging our own technology to make a difference, offering customers options to manage the most straightforward elements of their service experience how and when they want to. The result is a significant reduction in inbound calls to our service representatives and overall service costs and an overall rise in customer satisfaction. Similarly, new hardware technology like the Bell wireless receiver makes it easier for our customers to move their TVs when and where they want, while reducing installation times for our field technicians.

  Call centres remain our key interaction point with customers, and Bell has announced the opening of three new locations, in Jonquière and Rouyn-Noranda, Québec and Orillia, Ontario, to enhance service for consumers while boosting local employment.

  Customers have embraced self-serve with visits to MyBell.ca increasing by 88% since 2010, and usage of our mobile self-serve app growing more than fourfold in the same timeframe. Our agents conducted 3.2 million online chat sessions with individual customers in 2013, up 100% since 2010.

  Self-serve options give customers convenient access to their accounts and reduce the load on our customer service centres (by 25% in the last 2 years), lowering costs and freeing agents to manage more complex issues. New online help options include the personalized Bill Explainer and the Mobility Bill Interactive Tour, which address common billing, usage and hardware questions.

  Improved dispatch processes support our field service technicians in getting the job done on time the first time. We fulfill our Same Day Next Day repair commitment more than 91% of the time and have reduced the time between Internet service ordering and install from eight days to two, and Fibe TV from five days to two. Our technicians now arrive on time for appointments more than 98% of the time, and earned a customer rating higher than 92%.

We continue to innovate with service delivery, recently introducing Making It Right, a team of specialists who take on the toughest customer issue referrals, while the Bell Privileges program supports premium customers by providing special offers like priority appointments and shipping of replacement equipment such as remotes and chargers.
   To ensure wide availability of in-person service, Bell continues to expand our network of stores and kiosks across Canada. With the addition of 43 new Bell stores and 40 new The Source locations, we now have more than 1,600 Bell-branded and The Source store locations. In 2013, we also renewed our partnership with major wireless retailer Glentel, which offers Bell wireless services in more than 360 retail outlets such as WIRELESSWAVE, Tbooth wireless, WIRELESS etc... and Target Mobile.

19

COMMUNITY INVESTMENT

Bell Let’s Talk sets new participation records

Led by high-profile events such as Bell Let’s Talk Day and Clara’s Big Ride, Bell is driving awareness, acceptance and action in Canadian mental health. The largest ever corporate commitment to mental health in the country, the award-winning Bell Let’s Talk initiative is transforming the way Canadians think about this pervasive national health challenge.

No Canadian is untouched by mental illness. At least 1 in 5 of us will deal with a mental health issue directly at some point in our lives, and all of us will encounter the debilitating and often devastating effects of mental illness on family, friends, neighbours and colleagues who struggle. The overall impact of on our national economy surpasses $50 billion annually.
   Bell Let’s Talk began as a $50-million commitment to address the challenge of mental illness in Canada with the execution of 4 key action pillars – anti-stigma, care and access, new research, and workplace leadership. Thanks to the growing support from Canadians on Bell Let’s Talk Day, Bell funding for the national initiative has grown to more than $67.5 million.
   Olympic champion Clara Hughes leads the high-profile Bell Let’s Talk campaign to fight the stigma and grow Bell’s donations to mental health programs by engaging Canadians directly in the issue. Supported by high-profile names from across the sports and entertainment worlds, many of whom, like Clara, have struggled with mental health challenges, the Bell Let’s Talk team brings the mental health message to every corner of Canada – with the assistance of a broad range of Canadian media and corporate supporters, even Bell competitors, who help promote the cause.

   Bell Let’s Talk Day 2014 set new records, and with Bell donating 5 cents for every mobile and long distance call, text message, tweet and Facebook share at no extra cost to participants, that’s $5,472,585.90 more funding to support Canadian mental health.
   Now, we’re taking the conversation further. Clara’s Big Ride for Bell Let’s Talk will see Clara ride her bike more than 12,000 kilometres around Canada, visiting communities big and small in every province and territory to talk with Canadians about mental health where they live. Starting March 14 in Toronto, Clara’s Big Ride concludes in Ottawa on Canada Day July 1.
   Here are some of the ways we executed the 4 pillars of Bell Let’s Talk in 2013.

  Established the $1 million Bell True Patriot Love Fund to support the special mental health needs of Canadian military families.

  Marked the 25th anniversary of Kids Help Phone, the national phone and online counselling agency for youth, with a donation of $2.5 million to fund new communications technologies.

  Partnered with Sunnybrook Health Sciences to create the $1 million Bell Canada Chair in Adolescent Mood & Anxiety Disorders with prominent youth psychiatrist Dr. Amy Cheung as inaugural chair.

  Delivered major new funding to Concordia’s Applied Psychology Centre, Brain Canada, Montréal’s Jewish General Hospital and Université Laval Foundation for youth programs, brain research and frontline training.

  Presented the first Bell Lecture on Mental Health and Anti-Stigma with Queen’s University where Bell funded the world’s first chair in anti-stigma research.

  Funded local and grassroots mental health initiatives in every region with the $1 million annual Bell Community Fund, which has now supported 150 frontline organizations.

Bell Let’s Talk 2014
Total Messages	109,451,718	+14%
Tweets	3,016,621	+93%
Ranking in Canada	#1
Ranking Worldwide	#3
2014 Funding Growth	$5.5M	+14%
Total Bell Let’s Talk Funding	$67.5M	+9%

20

  Celebrated the first anniversary of federal guidelines for workplace mental health and safety, a national initiative funded by Bell that provides organizations with resources to promote mental health in the workplace. This year, Bell significantly increased our employee benefit coverage for mental health services.

Following its global recognition with the international Freeman Philanthropic Services Award for Outstanding Corporation in 2012, Bell Let’s Talk was honoured with the top award for Excellence in Mental Health at Work in 2013 by Excellence Canada.

21

BELL ARCHIVES

Swift and sure emergency response remains a Bell tradition

As December holiday celebrations were at their height, a massive ice storm paralyzed much of southern Ontario, spreading into Québec and Atlantic Canada and leaving hundreds of thousands of homes without power and streets covered in ice, fallen branches and downed power lines.

For many Bell workers, the challenges they faced to keep the communications links open and support emergency workers at the end of 2013 brought back memories of January 1998. Then, relentless freezing rain blanketed Québec and eastern Ontario. Alongside other emergency workers, Bell teams braved the biggest storm of the century to restore service to millions of customers cut off by the storm.
   While Bell’s business has transformed dramatically, our commitment to serve our customers and communities will always be fundamental to Canada’s oldest and largest communications company.
   There are many examples detailed in the Bell Archives. During the deadly Spanish flu pandemic in 1918, which killed 50,000 Canadians, Bell installers and repairmen often wore cheesecloth masks saturated with formaldehyde when calling on customers.
   In the days before antibiotics, they “took their lives in their hands” as that year’s Bell annual report noted. Meanwhile, with a quarter of staff unavailable because of illness, Bell employees worked long hours to handle the massive increase in demand for service while pleading with customers to make only necessary calls in the emergency.
   In another example, Bell workers came through in 1953 when a tornado left a dozen blocks of Sarnia, Ontario in shambles. The storm blew out 50 windows in the new Bell building and ripped off massive concrete cornices, but Bell operators stayed at their posts throughout to connect emergency calls.
   Our dedication to helping Canadians in an emergency remains. In the summer of 2013, floods covered Calgary and much of southern Alberta, forcing thousands of people from their homes (including Bell Let’s Talk spokesperson Clara Hughes).
   As our team worked to restore network service, Bell responded with significant Red Cross funding and support for emergency workers, including the delivery of thousands of batteries by The Source.
   Bell was among the first to respond when a train derailment and explosion devastated Lac-Mégantic, Québec in July. In addition to funding for the Red Cross, Bell’s emergency response trailer carried emergency supplies to the town and served as the Red Cross command post on site. Our technicians worked around the clock to restore networks and customer services while delivering communications support to emergency workers and shelters.
   Technology and competition change, and so does our company. But Bell’s willingness to answer the call when an emergency strikes never will.

22

TABLE OF CONTENTS

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1	OVERVIEW
	1.1	Introduction	25
	1.2	About BCE	27
	1.3	Key Corporate Developments	31
	1.4	Capital Markets Strategy	32
	1.5	Corporate Governance and Risk Management	34
2	BELL’S STRATEGIC IMPERATIVES
	2.1	Accelerate Wireless	37
	2.2	Leverage Wireline Momentum	38
	2.3	Expand Media Leadership	38
	2.4	Invest in Broadband Networks and Services	39
	2.5	Achieve a Competitive Cost Structure	40
	2.6	Improve Customer Service	40
3	PERFORMANCE TARGETS, OUTLOOK, ASSUMPTIONS AND RISKS
	3.1	2013 Performance vs. Guidance Targets	41
	3.2	Business Outlook and Assumptions	41
	3.3	Principal Business Risks	42
4	CONSOLIDATED FINANCIAL ANALYSIS
	4.1	Introduction	44
	4.2	Customer Connections	45
	4.3	Operating Revenues	45
	4.4	Operating Costs	46
	4.5	EBITDA	47
	4.6	Severance, Acquisition and Other Costs	48
	4.7	Depreciation and Amortization	48
	4.8	Finance Costs	49
	4.9	Other (Expense) Income	49
	4.10	Income Taxes	50
	4.11	Net Earnings and EPS	50
	4.12	Capital Expenditures	51
	4.13	Cash Flows	51
5	BUSINESS SEGMENT ANALYSIS
	5.1	Bell Wireless	52
	5.2	Bell Wireline	58
	5.3	Bell Media	65
	5.4	Bell Aliant	71
6	FINANCIAL AND CAPITAL MANAGEMENT
	6.1	Net Debt	76
	6.2	Outstanding Share Data	76
	6.3	Cash Flows	77
	6.4	Post-Employment Benefit Plans	79
	6.5	Credit Ratings	79
	6.6	Liquidity	80
7	SELECTED ANNUAL AND QUARTERLY INFORMATION
	7.1	Annual Financial Information	83
	7.2	Quarterly Financial Information	85
8	REGULATORY ENVIRONMENT
	8.1	Introduction	87
	8.2	Telecommunications Act	87
	8.3	Broadcasting Act	89
	8.4	Radiocommunication Act	90
	8.5	Bell Canada Act	91
	8.6	Other Key Legislation	91
9	BUSINESS RISKS		92
10	FINANCIAL MEASURES, ACCOUNTING POLICIES AND CONTROLS
	10.1	Our Accounting Policies	99
	10.2	Non-GAAP Financial Measures	103
	10.3	Effectiveness of Internal Controls	105

BCE Inc. 2013 Annual Report 23

MD&A

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means, as the context may require, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to Measures Used to Manage our Business on page 151 for a list of defined measures.

Please refer to BCE’s audited consolidated financial statements for the year ended December 31, 2013 when reading this MD&A.

In preparing this MD&A, we have taken into account information available to us up to March 6, 2014, the date of this MD&A, unless otherwise stated.

You will find BCE’s audited consolidated financial statements for the year ended December 31, 2013, BCE’s annual information form for the year ended December 31, 2013 dated March 6, 2014 (BCE 2013 AIF) and recent financial reports on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the two years ended December 31, 2013 and 2012.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

BCE’s 2013 annual report including this MD&A and, in particular, but without limitation, section 1.4, Capital Markets Strategy, section 2, Bell’s Strategic Imperatives, section 3.2, Business Outlook and Assumptions, section 5, Business Segment Analysis and section 6.6, Liquidity of this MD&A contain forward-looking statements. These forward-looking statements include, but are not limited to, BCE’s 2014 annualized common share dividend and common share dividend policy, Bell Canada’s credit policies, BCE’s business outlook, objectives, plans and strategic priorities, the sources of liquidity we expect to use to meet our anticipated 2014 cash requirements, our 2014 expected post-employment benefit plan funding, and our networks deployment plans. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Unless otherwise indicated by us, forward-looking statements in BCE’s 2013 annual report, including in this MD&A, describe our expectations as at March 6, 2014 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in BCE’s 2013 annual report, including in this MD&A, for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in BCE’s 2013 annual report and, in particular, but without limitation, the forward-looking statements contained in the above-mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the various sections of this MD&A entitled Business Outlook and Assumptions, which sections are incorporated by reference in this cautionary statement. We believe that these assumptions were reasonable at March 6, 2014. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors including, without limitation, competitive, regulatory, economic, financial, operational and technological risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in BCE’s 2013 annual report, as well as in this MD&A, include, but are not limited to, the risks described in section 9, Business Risks, which section is incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 6, 2014. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

24 BCE Inc. 2013 Annual Report

1 OVERVIEW	MD&A

1.1 INTRODUCTION

AT A GLANCE

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE’s shares are publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange (TSX, NYSE: BCE).

In 2013 and 2012, we reported the results of our operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant.

Our Bell Wireline segment provides local telephone, long distance, data, including Internet access and television (TV), as well as other communications services and products to Bell’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Our Bell Wireless segment provides wireless voice and data communication products and services to Bell’s residential, small and medium-sized business and large enterprise customers across Canada.

Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home (OOH) advertising services. On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral Media Inc. (Astral). The results of Astral are included in our Bell Media segment from the date of acquisition.

Our Bell Aliant segment provides local telephone, long distance, Internet, data, TV, wireless, home security and value-added business solutions to residential and business customers in the Atlantic provinces and in rural and regional areas of Ontario and Québec. Bell Aliant is a public company in which we own a 44.1% interest, with the remaining 55.9% publicly held. BCE controls Bell Aliant through its right to appoint a majority of the board of directors of Bell Aliant.

We also hold investments in a number of other assets, including:

  a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE)

  a 35.3% indirect equity interest in Q9 Networks Inc. (Q9)

  a 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club and the Bell Centre in Montréal

  a 15% equity interest in the Globe and Mail

BCE Inc. 2013 Annual Report 25

1 OVERVIEW	MD&A

BCE	2013	2012	CHANGE
Wireless Subscribers	7,925,032	7,824,890	1.3%
Postpaid	6,798,093	6,541,827	3.9%
Internet Subscribers	3,136,636	3,045,235	3.0%
TV (Satellite and Internet Protocol Television) (IPTV)) Subscribers	2,489,248	2,312,065	7.7%
Total Growth Services	13,550,916	13,182,190	2.8%
Wireline Network Access Service (NAS) lines	7,595,569	8,136,309	(6.6%)
Total Services	21,146,485	21,318,499	(0.8%)

OUR GOAL

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objectives are to maximize subscribers, revenues, operating profit, free cash flow (1) and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.

Our strategy is centred on our disciplined focus and execution of six strategic imperatives. The six strategic imperatives that underlie Bell’s business plan are:

1 Accelerate Wireless

2 Leverage Wireline Momentum

3 Expand Media Leadership

4 Invest in Broadband Networks and Services

5 Achieve a Competitive Cost Structure

6 Improve Customer Service

(1)	EBITDA and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 10.2 Non-GAAP Financial Measures – EBITDA and Free Cash Flow in this MD&A for more details, including, for free cash flow, a reconciliation to the most comparable IFRS financial measure.

26 BCE Inc. 2013 Annual Report

1 OVERVIEW	MD&A

1.2 ABOUT BCE

We report the results of our operations in four segments: Bell Wireless, Bell Wireline, Bell Media and Bell Aliant. Bell, which encompasses our core operations, is comprised of our Bell Wireless, Bell Wireline and Bell Media segments. We describe our product lines, by segment below, to provide further insight into our operations.

OUR PRODUCTS AND SERVICES

Bell Wireless

SEGMENT DESCRIPTION

  Provides integrated digital wireless voice and data communications products and services to residential and business customers across Canada

  Includes the results of operations of Bell Mobility Inc. (Bell Mobility) and wireless-related product sales from The Source (Bell) Electronics Inc. (The Source)

OUR NETWORKS AND REACH

We have deployed and operate a number of leading nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services to virtually all of the Canadian population.

Fourth Generation (4G) Long-term Evolution (LTE) network launched in September 2011

  Offers mobile Internet data access speeds as fast as 75 megabits per second (Mbps) in most areas (typical speeds of 12 to 25 Mbps) and up to 150 Mbps in others (typical speeds of 18 to 40 Mbps)

  Covers 80% of the Canadian population coast-to-coast at December 31, 2013

  Roams on the High-speed packet access plus (HSPA+) network outside LTE urban coverage area

HSPA+ network launched in November 2009

  Offers high-speed mobile access of up to 21 Mbps in most areas (typical speeds of 3.5-8 Mbps), and as high as 42 Mbps in areas with dual cell capability when using compatible devices (typical speeds of 7 to 14 Mbps)

  Covered over 98% of the Canadian population coast-to-coast at December 31, 2013

  Supports international roaming in more than 200 countries

National 3G code division multiple access (CDMA), evolution data optimized network, which we plan to continue operating for the foreseeable future

Largest wireless fidelity (Wi-Fi) network across Canada

  Over 4,000 public Wi-Fi hotspots at participating McDonald’s, Tim Hortons and Chapters/Indigo retail outlets across Canada, in addition to thousands of private Wi-Fi networks managed through our Bell Business Markets unit at enterprise customer locations

Approximately 1,600 Bell-branded stores and The Source locations across Canada

OUR PRODUCTS AND SERVICES

  Voice and data plans, available on either postpaid or prepaid options

  Extensive selection of 4G LTE-capable devices, including leading smartphones as well as the iPad and iPad mini

  Data: E-mail, web browsing, social networking, text messaging, picture and video messaging and call features

  Mobile TV: over 40 live and on-demand channels on smartphones and tablets

  Entertainment: games, ringtones, wallpapers, ringback tones, music downloads and video streaming

  Mobile Internet: Turbo Stick, Turbo Hub and MiFi

  Mobile commerce: secure debit and credit purchases using Bell Mobility smartphones

  Mobile business services: sales force automation, push-to-talk, field service automation, resource and tracking tools

  Roaming services with other wireless service providers in more than 200 countries worldwide

  Machine-to-machine (M2M) applications, including connected car and usage-based insurance vehicle tracking

BCE Inc. 2013 Annual Report 27

1 OVERVIEW	MD&A

Bell Wireline

SEGMENT DESCRIPTION

  Provides local telephone, long distance, data (including TV, Internet access and information and communications technology (ICT) solutions) and other communications services to residential and business customers primarily in the urban areas of Ontario and Québec. We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia

  Includes the results of our wholesale business, which provides local telephone, long distance, data and other services to resellers and other carriers, and the Wireline operations of NorthwesTel Inc. (NorthwesTel), which provides telecommunications services in Canada’s Northern Territories

  Includes wireline-related product sales from our wholly-owned subsidiary, national consumer electronics retailer The Source

OUR NETWORKS AND REACH

  Extensive local access network primarily in the urban areas of Ontario and Québec, as well as in Canada’s Northern Territories

  Broadband fibre network, consisting of fibre-to-the-node (FTTN), fibre-to-the-home (FTTH) and fibre-to-the-building (FTTB), covering 5.8 million locations in Ontario and Québec

  IPTV service footprint encompassing 4.3 million households across Ontario and Québec at December 31, 2013

  Largest Internet protocol (IP) multi-protocol label switching footprint of any Canadian provider, enabling us to offer business customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and TV

  Access to the largest data centre footprint in Canada with 21 locations in 4 provinces, enabling us to offer data centre co-location and hosted services to business customers across Canada

  Approximately 1,600 Bell-branded stores and The Source locations across Canada

OUR PRODUCTS AND SERVICES

RESIDENTIAL

  Bell TV: Fibe TV (our IPTV service) and direct-to-home (DTH) Satellite TV, providing extensive content options and innovative features such as wireless receiver, Whole Home personal video recorder (PVR), on-demand programming, and a remote control application (app)

  Bell Internet: High-speed Internet access offering speeds up to 50 Mbps with FTTN or 175 Mbps with FTTH, a wide range of usage options, a comprehensive suite of security solutions, e-mail, Wi-Fi home network, and mobile Internet

  Bell Home Phone: Local telephone service with long distance and advanced calling features

  Bell Bundles: three and four product bundles of services with monthly discounts

BUSINESS

  IP-based services: IP VPN, Ethernet, business Internet and Voice over Internet protocol (VoIP)

  ICT solutions: Hosted and cloud services, managed solutions, professional services and infrastructure services that support and complement our data connectivity services

  Voice: local and long distance and unified communications services, including audio and video conferencing, webcasting, and web conferencing business terminal equipment

28 BCE Inc. 2013 Annual Report

1 OVERVIEW	MD&A

Bell Media

SEGMENT DESCRIPTION

  Canada’s premier multimedia company with leading assets in TV, radio and digital media

  On July 5, 2013, we completed the acquisition of Astral adding eight specialty and pay TV services, 77 radio stations and digital media properties across Canada, as well as OOH advertising platforms, to Bell Media’s portfolio of assets

  Revenues are derived primarily from advertising and subscriber fees

  Conventional TV revenue is derived from advertising

  Specialty TV revenue is generated from subscription fees and advertising

  Pay TV revenue is received from subscription fees

  Radio revenue is generated from advertising aired over our stations

  OOH revenues are generated from advertising

OUR ASSETS AND REACH

TV

  30 conventional TV stations, including CTV Inc. (CTV), Canada’s leading TV network based on viewership

  35 specialty TV channels, including TSN, Canada’s leading specialty sports channel and RDS, Canada’s leading French-language specialty sports channel

  Four pay TV services, including The Movie Network and Super Écran

RADIO

  107 licenced radio stations in 55 markets across Canada

OOH ADVERTISING

  Network of more than 9,500 advertising faces in Québec, Ontario and British Columbia

DIGITAL MEDIA

  More than 200 websites, including TheLoop.ca

SPORTS BROADCAST RIGHTS

  Bell Media has secured long-term media rights to many of the key sports properties that are most important to Canadians, including being the official Canadian broadcaster of the Super Bowl, Grey Cup, IIHF World Junior Championship and FIFA Women’s World Cup Canada 2015. Bell Media’s slate of live sports coverage also includes the Toronto Maple Leafs, Montréal Canadiens, Winnipeg Jets and Ottawa Senators games, NFL, NBA, MLS, Season of Champions Curling, UEFA Euro 2016, MLB, Barclays Premier League, golf’s major championships, NASCAR Sprint Cup, Formula 1, Grand Slam Tennis and NCAA March Madness

OTHER ASSETS

  We also have a 50% interest in Dome Productions Partnership, one of North America’s leading providers of sports and other event production and broadcast facilities

OUR PRODUCTS AND SERVICES

  Varied and extensive array of TV programming to broadcast distributors across Canada

  Advertising on our TV, radio, OOH, and digital media properties to both local and national advertisers across a wide range of industry sectors

  Mobile TV service with live and on-demand access to content from our conventional TV networks, CTV and CTV Two, as well as real-time access to BNN, TSN, RDS, MTV and other brands in news, sports and entertainment. This mobile content is offered on commercial terms to all Canadian wireless providers

  TV Everywhere services, including TMN GO and CTV GO, which provide live and on-demand content delivered over mobile and Wi-Fi networks to smartphones, tablets and computers

BCE Inc. 2013 Annual Report 29

1 OVERVIEW	MD&A

Bell Aliant

SEGMENT DESCRIPTION

  One of the largest regional telecommunications service providers in North America

  Provides a complete range of innovative communications, information and entertainment services, including voice, Internet, data, TV, wireless, home security, and value-added business solutions to residential and business customers in Canada’s Atlantic Provinces, as well as in rural and regional areas of Ontario and Québec

OUR NETWORKS AND REACH

  Reaching over 5 million Canadians in six provinces (Nova Scotia, New Brunswick, Newfoundland and Labrador, Prince Edward Island, Ontario and Québec)

  Extensive local access network in Atlantic Canada, as well as in certain areas of Ontario and Québec not serviced by Bell

  Extensive broadband fibre infrastructure, consisting primarily of a FTTH network covering more than 806,000 locations

OUR PRODUCTS AND SERVICES

  Residential service bundles that have a combination of Internet service (FibreOP or Digital subscriber line), TV (FibreOP TV, Bell Aliant TV, or Bell Satellite TV), home phone, local features, long distance plans and cellular service (over digital wireless networks in certain territories in Québec and Ontario or Bell Mobility)

  In business markets, we provide combined service offerings in the form of business bundles and customized solutions

Other BCE Investments

BCE also holds investments in a number of other assets, including:

  MLSE: 28% indirect equity interest

  Q9: 35.3% indirect equity interest

  Montréal Canadiens Hockey Club: 18.4% indirect equity interest

  The Globe and Mail: 15% equity interest

OUR PEOPLE

EMPLOYEES

We are a team of 55,830 employees, dedicated to driving shareholder return and improving customer service.

30 BCE Inc. 2013 Annual Report

1 OVERVIEW	MD&A

The total number of BCE employees at the end of 2013 increased by 330 employees compared to 2012, due primarily to the acquisition of Astral. This increase was offset partly by a decreased workforce across our Bell Wireline, Bell Wireless and Bell Aliant segments attributable to normal attrition, retirements and productivity improvements.

Approximately 44% of total BCE employees are represented by labour unions.

BELL CODE OF BUSINESS CONDUCT

The ethical business conduct of our people is core to the integrity with which we operate our business. The Bell Code of Business Conduct sets out specific expectations and accountabilities, providing employees with practical guidelines to conduct business in an ethical manner. Our commitment to the Code of Conduct is renewed by employees each year in an ongoing effort to ensure that all employees are aware of and adhere to Bell’s standards of conduct.

1.3 KEY CORPORATE DEVELOPMENTS

ACQUISITION OF ASTRAL

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral for a cash consideration of $2,876 million and the repayment of $397 million of debt. Astral is a media company that operates specialty and pay TV channels, radio stations and digital media properties across Canada, and provides OOH advertising services. BCE acquired Astral to enhance our competitive position in French-language broadcasting in Québec, control content costs, and increase opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and OOH advertising.

In order to approve the transaction, the Competition Bureau and the Canadian Radio-television and Telecommunications Commission (CRTC) required the divestiture by BCE of eleven Astral TV services and ten Astral and Bell Media English-language radio stations. BCE retained eight Astral TV services: the French-language SuperÉcran, CinéPop, Canal Vie, Canal D, VRAK TV and Z Télé, and English-language services The Movie Network, which includes HBO Canada, and TMN Encore. BCE also retained 77 Astral radio stations and Astral’s national OOH advertising business. As a result of the transaction, Bell Media now owns 30 local TV stations, 39 specialty and pay channels, and 107 radio stations, excluding the TV assets and radio stations to be divested.

In January 2014, Bell completed the sale of Astral’s share of six TV services (the bilingual Teletoon/Télétoon service, English-language Teletoon Retro and Cartoon Network (Canada) and French-language Télétoon Rétro, Historia and Séries+) and two radio stations in Ottawa (CKQB-FM and CJOT-FM) to Corus Entertainment Inc. (Corus) as part of the divestiture process required by the CRTC and the Competition Bureau. Bell also completed the sale of two Winnipeg radio stations (CHIQ-FM and CFQX-FM) and one Calgary radio station (CKCE-FM) to Jim Pattison Broadcast Group (Pattison). Together, these sales generated total proceeds of $427.2 million. In addition, as a result of distinct auction processes, Bell has announced the following proposed transactions to sell each of the remaining five Astral TV assets and five radio stations required to be divested by the CRTC and, as applicable, the Competition Bureau:

  On August 26, 2013, Bell reached an agreement with Newcap Inc. for the sale of two Toronto radio stations (CHBM-FM and CFXJ-FM) and three Vancouver radio stations (CKZZ-FM, CHHR-FM and CISL-AM)

  On November 28, 2013, Bell reached an agreement with DHX Media Ltd. for the sale of the following TV services: Family (including Disney Junior English), Disney XD and Disney Junior French services

  On December 3, 2013, Bell reached an agreement with V Media Group for the sale of the two remaining TV services, MusiquePlus and MusiMax

Completion of these divestitures is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, approval by the CRTC. Accordingly, there can be no assurance that the proposed sale transactions will occur, or that they will occur on the terms and conditions currently contemplated, and such proposed sale transactions could be modified, restructured or terminated. As required by the CRTC and the Competition Bureau, the management and control of the assets to be sold were transferred to an independent trustee until completion of their respective divestiture processes.

As part of its approval of the Astral acquisition, the CRTC ordered BCE to spend $246.9 million in new benefits for French- and English-language TV, radio and film content development, support for emerging Canadian musical talent, training and professional development for Canadian media, and new consumer participation initiatives.

Astral revenues of $412 million and net earnings of $77 million are included in BCE’s 2013 income statement from the date of acquisition.

CRTC WIRELESS CODE OF CONDUCT

On June 3, 2013, the CRTC issued a decision establishing a mandatory code of conduct for all providers of retail mobile wireless voice and data services in Canada (the Wireless Code). The Wireless Code applies to all wireless services provided to individual and small business consumers (e.g. businesses that on average spend less than $2,500 per month on telecom services) in all provinces and territories. Among other things, the Wireless Code stipulates that wireless service providers may not charge an early cancellation fee once a customer has been under contract for 24 months. The Wireless Code establishes regulations related to unlocking mobile phones and setting default caps for data roaming charges and data overage charges. For more details on the Wireless Code, refer to section 8.2, Telecommunications Act-Adoption of a National Wireless Services Consumer Code.

BCE Inc. 2013 Annual Report 31

1 OVERVIEW	MD&A

ACQUISITION OF 700 MEGAHERTZ (MHz) WIRELESS SPECTRUM

The 700 MHz wireless spectrum auction began on January 14, 2014 and provisional spectrum licence winners were announced by Industry Canada on February 19, 2014. The highly competitive auction marked the first time 700 MHz spectrum had been made available to Canadian wireless carriers. This band of spectrum is highly desirable due to its ability to penetrate into buildings and propagate over long distances. Bell secured the right to acquire significant 700 MHz spectrum assets in every provincial and territorial market. Bell will acquire 31 licences for $566 million for 480M Megahertz Population (MHz-POP) of nationwide 700 MHz spectrum, bringing Bell’s total holdings across various spectrum bands to more than 4,200M MHz-POP nationally. Bell expects to fund its spectrum licensing payments to the federal government from available sources of cash. These licences are expected to enable rapid expansion of advanced 4G LTE broadband mobile services to rural communities, small towns and Canada’s North, while also enhancing coverage in urban and suburban areas. Our 4G LTE buildout plan is expected to bring advanced mobile broadband services to more than 98% of Canada’s population. We plan to begin operationalizing the spectrum for the benefit of our customers as soon as it is made available to us later this year.

1.4 CAPITAL MARKETS STRATEGY

We seek to deliver sustainable shareholder returns through consistent dividend growth. That objective is underpinned by continued growth in free cash flow performance, a healthy level of ongoing capital investment in the business, a strong balance sheet and an investment grade credit profile.

DIVIDEND GROWTH AND PAYOUT POLICY

On February 6, 2014, we announced a 6.0%, or 14 cent, increase in the annualized dividend payable on BCE’s common shares for 2014 to $2.47 per share from $2.33 per share in 2013, starting with the quarterly dividend payable on April 15, 2014. With this increase for 2014, BCE’s annual common share dividend has increased 69% since the fourth quarter of 2008.

The dividend increase for 2014 is consistent with BCE’s common share dividend policy of a target payout between 65% and 75% of free cash flow. We intend to grow BCE’s common share dividend if we achieve free cash flow growth. BCE’s dividend policy and the declaration of dividends are subject to the discretion of BCE’s board of directors (Board).

We have a strong alignment of interest between shareholders and our management’s equity-based long-term incentive compensation plan. The vesting of performance share units depends on the realization of our dividend growth policy, while stock options reflect our commitment to increase the share price for our shareholders. Simply put, as we grow our free cash flow and common dividend, we create value for our shareholders and management alike.

  STRINGENT SHARE OWNERSHIP REQUIREMENTS

  EMPHASIS ON PAY-AT-RISK FOR EXECUTIVE COMPENSATION

  DOUBLE TRIGGER CHANGE IN CONTROL POLICY

  ANTI-HEDGING POLICY ON SHARE OWNERSHIP AND INCENTIVE COMPENSATION

  CLAWBACK PROVISION FOR CEO AND EVP (AS OF 2014) COMPENSATION AND STOCK OPTION PLAN

  CAPS ON ANNUAL BONUS PAYOUTS, PERFORMANCE SHARE UNIT PAYOUTS AND SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN PAYMENTS

  VESTING CRITERIA FOR PERFORMANCE SHARE UNITS FULLY ALIGNED TO SHAREHOLDERS INTERESTS

  ANNUAL “SAY ON PAY” VOTE

32 BCE Inc. 2013 Annual Report

1 OVERVIEW	MD&A

USE OF EXCESS CASH

Our dividend payout policy allows BCE to retain a high level of excess cash, providing considerable overall financial flexibility.

Bell has deployed excess cash in a balanced manner in the last five years:

  $2.75 billion of voluntary contributions to Bell’s defined benefit (DB) pension plan, which contributed to an improvement in the funded position of the plan and helps to minimize the volatility of future funding requirements

  $1.7 billion in share buybacks completed through normal course issuer bid (NCIB) programs

  Over $6 billion to partially finance strategic acquisitions and investments that support the growth of our business, including Astral, CTV, MLSE, the Montréal Canadiens, Q9, The Source and Virgin Mobile Canada (Virgin Mobile)

TOTAL SHAREHOLDER RETURN PERFORMANCE

This graph compares the yearly change in the cumulative annual total shareholder return of BCE common shares against the cumulative annual total return of the S&P/TSX Composite Index, for the five-year period ending December 31, 2013, assuming an initial investment of $100 on December 31, 2008 and that all subsequent quarterly dividends were reinvested.

(1)	Based on BCE common share price on the Toronto Stock Exchange and assumes the reinvestment of dividends.
(2)	With approximately 95% coverage of the Canadian equities market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based, Toronto Stock Exchange-listed companies.

STRONG CAPITAL STRUCTURE

Bell’s capital structure and strong liquidity position provide us with a solid financial foundation and a high level of overall financial flexibility. Bell is well-positioned with an attractive long-term debt maturity profile and no near-term requirements to repay debt. We continue to monitor the capital markets for opportunities where we can further reduce our cost of debt and our cost of capital. We proactively manage financial risk in terms of currency exposure of our more than $1 billion annual U.S. dollar-denominated purchases, as well as equity risk exposure under BCE’s long-term, equity-based incentive plans and interest rate exposure under our various debt instruments and preferred shares. We also seek to maintain investment grade credit ratings with stable outlooks.

ATTRACTIVE LONG-TERM DEBT MATURITY PROFILE Average term of Bell Canada’s debt is 9.5 years No debenture maturities before December 2015 Average after-tax cost of debt of 3.5%	STRONG LIQUIDITY POSITION $2.5 billion credit facility $500 million accounts receivable securitization available capacity $319 million cash on hand at the end of 2013	SOLID INVESTMENT-GRADE CREDIT PROFILE Long-term debt credit rating of A(low) by DBRS, Baa1 by Moody’s and BBB+ by S&P, all with stable outlooks Maintain ratings in the A- to BBB+ range or equivalent

BCE Inc. 2013 Annual Report 33

1 OVERVIEW	MD&A

We successfully accessed the capital markets on three different occasions during 2013 (March, June and September), raising a total of $3 billion in gross proceeds from the issuance of Bell Canada five, seven and ten-year medium-term note (MTN) debentures on attractive terms. With these new issuances, Bell Canada’s average annual pre-tax cost of debenture debt declined to 4.8% (3.5% on an after-tax basis), compared to 5.3% (3.9% on an after-tax basis) in 2012, with an average term to maturity of 9.5 years. The net proceeds of these offerings were used for general corporate purposes, including the repayment of outstanding commercial paper, funding a portion of the cost of our acquisition of Astral and to finance the redemption of Bell Canada’s 4.85%, Series M-20 MTN debentures.

The financing structure for the acquisition of Astral has increased Bell Canada’s net debt leverage above our internal policy range of 1.5 to 2.0 times Adjusted EBITDA. That ratio is expected to improve steadily over time with expected growth in EBITDA and free cash flow and cash generation from the proceeds of the Astral remedy divestitures.

BELL CANADA CREDIT POLICIES (1)	INTERNAL TARGET	DECEMBER 31, 2013
Net debt to Adjusted EBITDA	1.5-2.0	2.49
Adjusted EBITDA to Net Interest	>7.5	8.40

(1)	Net debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents; Adjusted EBITDA is defined as twelve-month trailing Bell EBITDA including dividends from Bell Aliant to BCE; Net interest is Bell interest expense excluding interest on post-employment benefit obligations and including 50% of preferred share dividends.

1.5 CORPORATE GOVERNANCE AND RISK MANAGEMENT

CORPORATE GOVERNANCE PHILOSOPHY

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices, and providing full transparency and accountability to our stakeholders.

Key governance strengths and actions in support of our governance philosophy include:

  Separation of the Board Chair and chief executive officer (CEO) roles

  Director independence standards

  Board committee memberships restricted to independent directors

  Annual director effectiveness and performance assessments

  Ongoing reporting to Board committees regarding ethics programs and the oversight of corporate policies across BCE

  Share ownership guidelines for directors and executives

  Executive compensation programs tied to BCE’s ability to grow its common share dividend

In 2013, the BCE Board was recognized by the Canadian Coalition for Good Governance, receiving the organization’s Gavel Award for best corporate governance disclosure, which underscores the importance of effective communication between corporations and their shareholders. The Canadian Society of Corporate Secretaries also named BCE the winner of its first-ever award for best overall corporate governance, recognizing our long history of best practices in building and sustaining shareholder and stakeholder value. In addition, BCE received the Best Overall Corporate Governance Award – International at the Corporate Secretary Corporate Governance Awards in New York. These achievements recognize the expertise and guidance provided by the BCE Board, and the hard work and dedication of the BCE team in ensuring rigorous governance over our company’s operations.

For more information, please refer to BCE’s most recent notice of annual general shareholder meeting and management proxy circular filed with the Canadian provincial securities regulatory authorities available on SEDAR at sedar.com and on BCE’s website at BCE.ca.

RISK GOVERNANCE FRAMEWORK

BOARD OVERSIGHT

BCE’s full Board is entrusted with the responsibility for overseeing the principal risks to which Bell’s business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The Board delegates responsibility for the execution of certain elements of the risk oversight program to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board in the ordinary course. The Board retains overall responsibility for, as well as direct oversight of, other risks, such as those relating to Bell’s competitive environment, complexity, strategic network evolution, customer service, information technology (IT), strategy development and business integration.

34 BCE Inc. 2013 Annual Report

1 OVERVIEW	MD&A

Risk information is reviewed by the Board or the relevant committee throughout the year and business leaders present regular updates on the execution of business strategies, risks and mitigation activities.

The Audit Committee oversees financial reporting and disclosure as well as overseeing that appropriate risk management processes are in place across the organization. As part of its risk management oversight activities, the Audit Committee reviews the organization’s risk reports and ensures that responsibility for each principal risk is formally assigned to a specific committee or the full Board, as appropriate. The Audit Committee also regularly considers risks relating to financial reporting, legal proceedings, physical security, performance of critical infrastructure, information security, privacy and records management, business continuity and the environment.

The Management Resources and Compensation Committee (Compensation Committee) oversees risks relating to compensation, succession planning and health and safety practices. The Pension Committee has oversight responsibility for risks associated with the pension fund. The Corporate Governance Committee assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. In addition, the Corporate Governance Committee oversees matters such as the organization’s policies concerning business conduct, ethics and public disclosure of material information.

RISK MANAGEMENT CULTURE

Bell has a strong culture of risk ownership which is actively promoted by the Board and the company’s CEO at all levels within the organization. It has become a part of how the company operates on a day-to-day basis and is woven into the structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

The CEO, selected by the Board, has set his strategic focus through the execution of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant change in the economic environment and the industry creates challenges, the clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of Bell’s business.

RISK MANAGEMENT FRAMEWORK

While the Board is responsible for Bell’s risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate support functions which provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to the operational business units and corporate support functions while also providing the Audit Committee with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a “Three Lines of Defence” approach to risk management which is aligned with industry best practices and is endorsed by the Institute of Internal Auditors.

FIRST LINE OF DEFENCE – OPERATIONAL MANAGEMENT

The first line refers to management within Bell’s operational business segments (Wireless, Wireline and Media) who are expected to understand their operations in great detail and the financial results which underpin them. There are regular reviews of operating performance involving the organization’s executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, creates a high degree of accountability and transparency, in support of Bell’s risk management practices.

As risks emerge in the business environment, they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management is integral to these activities in driving the identification of risks, assessment, mitigation and reporting at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal enterprise risk reporting which is shared with the Board and the Audit Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-to-day basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

SECOND LINE OF DEFENCE – CORPORATE SUPPORT FUNCTIONS

Bell is a large enterprise with approximately 50,000 employees, multiple business units and a diverse portfolio of risks which can change as a result of internal and external factors. In a large organization, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line of defence is often central to identification and management of business risks, in many instances operational management works both collaboratively with, and also relies on, the corporate functions which make up the second line of defence for support in these areas. These corporate functions include Finance, Corporate Security and Corporate Risk Management, as well as others such as Legal and Regulatory, Corporate Responsibility, Real Estate and Procurement.

BCE Inc. 2013 Annual Report 35

1 OVERVIEW	MD&A

Finance Function: Bell’s Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of different activities which include financial performance management, external reporting, capital management and oversight and execution practices related to the United States Sarbanes-Oxley Act.

Corporate Security Function: This function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policy definitions and monitors the organization’s performance against these policies. In high and emerging risk areas such as cybersecurity, Corporate Security leverages its experience and competence and, through collaboration with the operational business units, develops strategies intended to mitigate the organization’s risks.

Corporate Risk Management Function: This function works across the company to gather information and report on the organization’s assessment of its principal risks and the related exposures. Annually, senior management participates in a risk survey which provides an important reference point in the overall risk assessment process.

The second line of defence is critical in building and operating the oversight mechanisms which bring focus to relevant areas of risk and reinforce the bridges between the first and second lines of defence, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans. To further coordinate efforts between the first and second lines of defence, Bell has established a Security, Environmental, Health and Safety Committee (SEHS). A significant number of Bell’s most senior leaders are members of this committee, whose purpose is to oversee Bell’s strategic security, environmental, health and safety risks and opportunities. This cross-functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well-integrated and aligned across the organization and are supported with sufficient resources.

THIRD LINE OF DEFENCE – INTERNAL AUDIT FUNCTION

Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee and management with objective evaluations of the company’s risk and control environment, to support management in delivering against Bell’s strategic imperatives and to maintain an audit presence throughout Bell and its subsidiaries.

36 BCE Inc. 2013 Annual Report

2 BELL’S STRATEGIC IMPERATIVES	MD&A

OUR SUCCESS IS BUILT ON THE BELL TEAM’S DEDICATED EXECUTION OF THE 6 STRATEGIC IMPERATIVES THAT SUPPORT OUR GOAL TO BE RECOGNIZED BY CUSTOMERS AS CANADA’S LEADING COMMUNICATIONS COMPANY.

2.1 ACCELERATE WIRELESS

Our objective is to grow our Bell Wireless business profitably by focusing on postpaid subscriber acquisition and retention, maximizing average revenue per unit (ARPU) by targeting high-value smartphone subscribers in all geographic markets we operate in, leveraging our wireless networks, maintaining device and mobile content leadership to drive greater wireless data penetration and usage, as well as by increasing our share of in-bound global roaming traffic.

2013 PROGRESS

  Acquired 35% and 38% of total new postpaid gross and net activations, respectively, among the three major wireless carriers, while achieving leading ARPU growth of 2.6% and EBITDA growth of 10.6%, as well as service margin expansion of 2.0 percentage points over 2012

  Expanded the number of smartphone users at the end of 2013 to 73% of our total postpaid subscribers, up from 62% at the end of 2012

  Grew Bell Mobile TV subscribers to more than 1.2 million at the end of 2013, up 66% over 2012. Mobile TV offers on-the-go access to over 40 sports, news, entertainment, and children’s TV channels. Additionally, the Bell TV app enables customers to access more than 70 other live and on-demand channels via Wi-Fi on their smartphones and tablets

  Expanded our leading smartphone line-up with 26 new devices, including the Apple iPhone 5s and iPhone 5c, Samsung Galaxy S4, Samsung Galaxy Note 3, Google Nexus 5, HTC One, LG G2 and Sony Xperia Z1, adding to our extensive selection of 4G LTE-capable devices. In addition, the Apple iPad and iPad mini are also now available directly from Bell

  Partnered with the Royal Bank of Canada (RBC) to develop a secure mobile payment solution, RBC Wallet (officially launched in January 2014), which allows RBC customers to use their compatible Bell Mobility smartphones to make secure debit and credit purchases at locations that accept contactless payments

  Reduced the cost of mobile roaming in the countries Canadians travel to the most, including the United States, most European nations, Mexico, China, Turkey, Australia and New Zealand, as well as many Caribbean sun destinations

  Expanded the number of retail distribution points of sale with the addition of 43 new Bell stores and 40 new The Source locations across Canada

  Renewed our partnership with GLENTEL Inc., Canada’s largest independent multi-carrier mobile phone retailer

  Launched the new Bell M2M Management Centre, a secure online portal offering Canadian businesses a comprehensive suite of tools to manage connected devices across their operations that enables customers to remotely view, administer and control network-connected devices such as parking and hydro meters, vending machines, and billboards through a cloud-based, self-serve platform

2014 FOCUS

  Profitably maintain market share of incumbent wireless postpaid gross and net activations

  Further narrow the ARPU gap versus incumbent competitors

  Continue to reduce customer churn and build incremental points of distribution across Canada

  Continue to offer the latest handsets and devices in a timely manner to enable customers to benefit from ongoing technological improvements by manufacturers and from faster data speeds to optimize the use of our services

  Drive revenues from commercializing new mobile commerce and M2M services and applications

BCE Inc. 2013 Annual Report 37

2 BELL’S STRATEGIC IMPERATIVES	MD&A

2.2 LEVERAGE WIRELINE MOMENTUM

We focus on leveraging our fibre-based TV and Internet services to develop attractive residential offers that drive higher multi-product bundle sales and improve customer satisfaction and retention. These new services contribute to the ongoing shift of our operating mix away from legacy wireline voice services.

In our business markets, we remain focused on expanding our broadband network and strengthening our delivery of integrated solutions to Canadian businesses, while continuing to manage the transformation of our business from legacy network services to a fully-integrated data hosting, cloud computing and managed services provider.

2013 PROGRESS

  Nearly doubled our total number of Fibe TV subscribers to 479,430

  Increased the number of three-product households – those that buy TV, Internet and Home Phone – by 18% over 2012, fuelled by our Fibe TV service, which drove higher pull-through attach rates for Home Phone and Internet services with 80% of all Bell Fibe TV customers taking three products

  Launched the Fibe TV wireless receiver, the first of its kind in Canada, enabling customers to connect up to 5 additional TVs anywhere in the home without the need for cable wiring

  Launched the new Bell TV app, which lets customers watch programming included in their TV service packages at home on tablets or smartphones at no extra charge

  Introduced the Fibe Remote app, which allows Fibe TV subscribers to use their tablets and smartphones as a remote control in their homes and to browse the programming guide and set recordings from anywhere

  Expanded our library of on-demand content with the addition of programming from nine of Canada’s most popular French-language specialty channels, giving Fibe TV customers on-demand access to popular French-language shows

  Launched unlimited Internet usage options for as low as $10 per month for customers who choose a triple bundle with Bell TV, Bell Internet and either Bell Home Phone or Bell Mobility wireless service

  Launched Business Fibe TV and enhanced our Internet product line-up for small business customer

  Designed and delivered a full communications network for Desjardins Group, deploying fibre to 1,500 branches and service centres

  Won the tendering process to deliver a new e-mail system for the federal government. Based on the latest e-mail technology, the streamlined system will enhance security and increase efficiency, resulting in improved access to information and services for Canadians

  Extended our Bell Business Advantage program to all small and medium business customers. The Bell Business Advantage program rewards Bell business customers with savings and exclusive offers on products and services they purchase every day, such as office products and supplies, car rentals, gasoline and courier services

2014 FOCUS

  Expand our total base and market share of TV and Internet subscribers profitably

  Continue to reduce total wireline residential net losses

  Increase residential household ARPU

  Increase the share of wallet of large enterprise customers, expand and improve the sales coverage and performance in our mid-sized business segment, increase the number of net new customer relationships in both large and mid-sized business and reduce small business customer losses

2.3 EXPAND MEDIA LEADERSHIP

We will continue to deliver leading sports, news, entertainment and business content across multiple broadband platforms – TV, Internet, smartphones and tablets. Our objectives are to grow audiences, introduce new services and create new revenue streams for our media assets. We also plan to create more of our own content, ensuring that Canadian attitudes, opinions, values, and artistic creativity are reflected in our programming and in our coverage of events in Canada and around the world.

2013 PROGRESS

  Completed the acquisition of Astral on July 5, 2013, which enhances Bell Media’s competitive position, especially in the Québec marketplace

  Achieved the highest TV ratings in all seasons for CTV, Bell Media’s conventional TV property, which was the most-watched Canadian TV network for the 12th year in a row with a majority of the Top 20 programs nationally in all key demographics

  Broadcasted 6 of the top 10 new shows for the first 12 weeks of the 2013 Fall season

  Ranked eighth among all online properties in Canada, with monthly averages of more than 11.5 million unique visitors, serving over 1.35 billion videos, more than all broadcast competitors combined

  Launched the CTV GO app, enabling customers to access more than 3,000 hours of programming from CTV and CTV Two on their smartphones, tablets and computers at no additional charge. We also launched TMN GO, the first ever Canadian TV Everywhere product from a broadcaster to offer premium on-demand programming, as well as Bravo GO

38 BCE Inc. 2013 Annual Report

2 BELL’S STRATEGIC IMPERATIVES	MD&A

  Created and produced new Canadian shows, including The Amazing Race Canada, which debuted with record results. The program averaged 3.5 million viewers as the summer’s overall #1 program and was the highest-rated Canadian series on record, highest-rated series premiere ever, and the highest-rated debut season for any Canadian- or U.S.-produced show televised in Canada

  Concluded long-term broadcasting deals with two Canadian NHL teams that take effect with the 2014-2015 NHL season:

  RDS and the Montréal Canadiens reached a new 12-year regional broadcast rights agreement that provides RDS with exclusive regional French-language broadcast rights for the Canadiens through the 2025/2026 season

  In January 2014, TSN and RDS announced a new 12-year regional broadcast rights and corporate sponsorship agreement with the Ottawa Senators through the 2025/2026 season

  Concluded a multi-year extension of our broadcast partnership with the NFL that will bring all Sunday games to CTV and TSN, along with all digital media rights for the first time, enabling viewers to watch NFL games and content on Bell’s and other broadcast distribution undertakings (BDUs)’ TV Everywhere platforms

  Concluded a new multi-platform broadcast agreement with the CFL that extends our partnership through 2018, with media rights to all CFL pre-season and regular season games, playoffs and the Grey Cup

  Secured a multi-year extension of our partnership with Vancouver Whitecaps FC that includes TSN becoming the official Whitecaps FC broadcaster beginning in 2014 and branding rights

  Extended our partnership with Hockey Canada in respect of the World Juniors through to 2021

  Launched the French-language Specialty channel Canal D Investigation

2014 FOCUS

  Maintain strong audience levels and ratings across all TV and radio properties
  Reinforce industry leadership in conventional TV, pay TV, sports media and radio
  Develop in-house production and content creation for distribution and utilization across all platforms and screens
  Expand live and on-demand content through TV Everywhere services
  Grow French media properties
  Leverage cross-platform and integrated sales and sponsorship

2.4 INVEST IN BROADBAND NETWORKS AND SERVICES

We invest in wireline and wireless broadband platforms to deliver the most advanced wireless, TV, Internet and other IP-based services available, to support continued subscriber and data growth across all our residential product lines and the needs of our business market customers.

2013 PROGRESS

  Invested over $3 billion in new capital to support the continued deployment of next-generation wireline and wireless broadband platforms

  Expanded our next-generation 4G LTE wireless network to reach 80% of the Canadian population coast-to-coast

  Extended our Fibe TV service coverage by 1 million homes to reach more than 4.3 million households across Ontario and Québec, which included new market launches in Ottawa, Hamilton, Laval and Barrie as well as additional locations across the Montréal, Toronto and Québec City regions

  Began the implementation of pair bonding, which extended the Fibe TV footprint by approximately 130,000 households

  Grew our wireline broadband fibre footprint to approximately 5.8 million locations passed with the continued deployment of FTTN to more neighbourhoods throughout Québec and Ontario, FTTH to all new urban and suburban housing developments, and FTTB to multiple-dwelling units (MDUs) and key large business customer locations

  Became the first network operator in Canada to offer 100 Gigabits per second (100Gbps) super-core network capability to meet the fast-growing demand for mobile data, Internet performance and cloud computing applications for business customers

2014 FOCUS

  Extend Bell Fibe TV service coverage to approximately 5 million households as we grow our FTTN, FTTH and FTTB footprint to more than 6 million locations passed

  Acquire 700 MHz wireless spectrum to extend 4G LTE network to rural markets

  Manage wireless network capacity

BCE Inc. 2013 Annual Report 39

2 BELL’S STRATEGIC IMPERATIVES	MD&A

2.5 ACHIEVE A COMPETITIVE COST STRUCTURE

Cost containment is a core element of our financial performance. It remains a key factor in our objective to preserve steady margins as we continue to experience revenue declines in our legacy wireline voice and data services and further shift our product mix towards growth services. We aim to accomplish this through operating our business in the most cost-effective way possible to extract maximum operational efficiency and productivity gains.

2013 PROGRESS

  Maintained a relatively stable Wireline EBITDA margin compared to 2012

  Achieved operating cost savings from further reductions in supplier contract rates, call centre efficiencies driven by lower customer call volumes and field service workforce productivity gains realized through improved install times and deployment of new dispatch tools

  Lowered print and mailing costs as more customers took advantage of our online self-serve options

  Tightly managed travel and other discretionary spending

  Raised $3 billion in gross proceeds from public debt offerings that lowered Bell Canada’s average after-tax rate of borrowing to 3.5%

2014 FOCUS

  Realize fully the cost synergies from the integration of Astral into Bell Media

  Execute on cost reductions and labour efficiencies across Bell to support maintenance of stable consolidated EBITDA margin

2.6 IMPROVE CUSTOMER SERVICE

Our objective is to enhance customers’ overall experience with Bell by delivering call centre efficiency, meeting commitments for the installation and timely repair of services, increasing network quality, and implementing process improvements to simplify customer transactions and interactions with our front-line employees and self-serve tools. All of these will help differentiate us from our competitors and gain long-term customer loyalty. We intend to achieve this by delivering the programs and making the investments we need to improve our front-line service capabilities, our networks, our products and our distribution channels to win and keep customers.

2013 PROGRESS

  Enhanced online customer support on our Bell.ca website with better design and navigation, improved search capabilities, and an expanded selection of step-by-step tutorials

  Updated the Mobile Self Serve app to let customers check wireless handset upgrade eligibility and better manage their Bell Mobility account. Mobile self-serve usage jumped to 31 million visits in 2013 from 7 million in 2010

  Reduced customer calls to our service centres by 25% since 2011 through growing use of self-serve and improved first call resolution

  Reduced Fibe TV installation time by 10% in 2013 and 22% since beginning of 2012

  Reduced Fibe TV provisioning from 5 days in 2012 to approximately 2 days at the end of 2013

  Reduced wireless churn, the percentage of mobile customers leaving each month, for postpaid services to 1.25% in 2013 from 1.30% in 2012

  Maintained Same Day Next Day service completion rates for repairing service issues with Bell Home Phone, TV and Internet above 91% and arrived on time for customer appointments more than 98% of the time for installations and repairs

  Maintained customer satisfaction with technicians above 92% for installations and repairs

  Improved appointment notification process by including the customer’s preferred method of contact as well as Automated Dialing and Automated Device, text message and e-mail

  Opened three new Canadian call centres in Orillia, Ontario, and Jonquière (Saguenay) and Rouyn-Noranda, Québec to serve Bell customers

2014 FOCUS

  Invest over $150 million in customer service initiatives, including reducing complexity for call agents, through streamlined support tools

  Reduce further the total volume of wireline and wireless customer calls to our residential and wireless services call centres

  Improve customer satisfaction scores

  Achieve better consistency in customer experience

  Improve customer personalization

40 BCE Inc. 2013 Annual Report

3 PERFORMANCE TARGETS, OUTLOOK, ASSUMPTIONS AND RISKS	MD&A

This section provides information pertaining to our performance against 2013 targets, our consolidated business outlook and operating assumptions for 2014 and our principal business risks.

3.1 2013 PERFORMANCE VS. GUIDANCE TARGETS

3.2 BUSINESS OUTLOOK AND ASSUMPTIONS

OUTLOOK

Our 2014 outlook is supported by expected progress in the execution of Bell’s 6 Strategic Imperatives, while maintaining a sharp focus on our dividend growth strategy. Bell continues to invest significantly in next-generation TV, wireless, Internet and media growth services, and pursues superior operational execution in the highly competitive Canadian communications marketplace, to deliver continued projected growth in revenue, EBITDA, earnings and free cash flow.

The key 2014 operational priorities for Bell are:

  Maintain wireless market share momentum of incumbent postpaid customer activations

  Reduce wireless customer churn and increase the number of points of retail distribution to match competitors in key markets across Canada

  Acquire 700 MHz wireless spectrum

  Deploy 4G LTE wireless network in rural areas and manage wireless network capacity

  Increase household revenue and total net residential subscriber activations through targeted bundle offers led by Fibe TV

  Grow IPTV footprint further to drive greater three-product household penetration and higher TV and Internet subscriber market share

(1)	Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 10.2 Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measures.

BCE Inc. 2013 Annual Report 41

3 PERFORMANCE TARGETS, OUTLOOK, ASSUMPTIONS AND RISKS	MD&A

  Increase the share of wallet of large enterprise customers, expand and improve the sales coverage and performance in our mid-sized business segment, increase the number of net new customer relationships in both large and mid-sized business and reduce small business customer losses

  Continue to invest in customer service initiatives, including reducing complexity for call agents through streamlined support tools

  Maintain strong Bell Media TV ratings and expand live and on-demand content through TV Everywhere services

  Control escalating media content costs

  Execute on cost reductions across the Bell organization to support healthy EBITDA margins across all our businesses

Our planned financial performance for 2014 enabled the company to increase the annualized BCE common dividend by 14 cents, or 6%, to $2.47 per share, maintaining our payout ratio at the mid-point of our policy range of 65% to 75% of free cash flow.

ASSUMPTIONS

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

  Growth in the Canadian GDP of 2.5% in 2014, compared to estimated growth of 1.8% in 2013, based on the Bank of Canada’s most recent estimate
  A faster pace of employment growth compared to 2013

MARKET ASSUMPTIONS

  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher, but slowing, wireless industry penetration driven by the increasing adoption of smartphones, tablets and other 4G devices, the expansion of LTE service in non-urban markets, the availability of new data applications and services, as well as population growth
  A relatively stable advertising market for Bell Media

3.3 PRINCIPAL BUSINESS RISKS

Provided below is a summary description of certain of our principal business risks. Certain additional business segment-specific risks are reported in section 5, Business Segment Analysis. For a detailed description of the risks relating to our regulatory environment and the other principal risks that could have a material adverse effect on our business, refer to section 8, Regulatory Environment, and section 9, Business Risks, respectively.

COMPETITIVE ENVIRONMENT

We face intense competition across all business segments and key product lines that could adversely affect our market shares, service volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and IP networks, in particular, continue to reduce barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological resources than has historically been required. The lower necessary investment has enabled some competitors to be very disruptive in their pricing. We expect these trends to continue in the future, which could adversely affect our growth and our financial performance.

The nature and degree of competition in all of BCE’s markets are constantly evolving with changing market and economic conditions as well as expansion into new business areas, such as media, that can be more volatile. Competition can intensify as markets mature, market structure changes through vertical integration, the state of the economy impacts advertising and new competitors bring aggressive promotional offers and adjusted strategic brand positioning. BCE’s telecommunications and media network assets are challenged by changes such as the proliferation of cheaper IP-based communication, over-the-top (OTT) delivery mechanisms and the introduction of cloud services and new PVR technologies. Such a competitive environment could negatively impact our business including, without limitation, in the following ways:

  Wireline pricing pressures and product substitutions could result in an acceleration of NAS line erosion beyond our current expectations

  As wireless penetration in Canada reaches higher levels, acquiring new customers could become more difficult

  Competitors’ continuing aggressive offers could result in increased costs of acquisition and retention

  The expansion and market penetration of low cost OTT TV providers, while programming costs continue to rise for traditional TV providers, could affect our business negatively

For a discussion of our competitive environment and competition risk, as well as a list of our main competitors on a segmented basis, refer to the sections entitled Competitive Landscape and Industry Trends and Principal Business Risks in section 5, Business Segment Analysis.

REGULATORY ENVIRONMENT

Although most of BCE’s wireline and wireless services are forborne from price regulation under the Telecommunications Act, the Government of Canada and its relevant departments and agencies, including the CRTC, Industry Canada and the Competition Bureau, continue to play a significant role in telecommunications policy and regulatory matters, such as spectrum auctions, approval of

42 BCE Inc. 2013 Annual Report

3 PERFORMANCE TARGETS, OUTLOOK, ASSUMPTIONS AND RISKS	MD&A

acquisitions, foreign ownership and broadcasting, and this may affect our competitive position adversely. The federal government may take positions against the telecommunications and media industries, in general, or specifically against Bell Canada or certain of its subsidiaries. More precisely, the following are examples of regulatory matters that could have negative financial, operational, competitive and reputational consequences for our business:

  Increasing regulatory and government intervention
  Changes in consumer wireless market dynamics resulting from the implementation of the Wireless Code
  Government initiatives promoting at least four wireless competitors in each region of the country, such as the Industry Canada policy regarding spectrum licence transfers
  Our ability to positively influence changes in the Canadian regulatory framework or to meet regulatory standards or adverse decisions

ECONOMIC AND FINANCIAL MARKET CONDITIONS

Our businesses are affected by general economic and financial market conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets, or a declining level of retail and commercial activity, could have a negative impact on the demand for our wireline, wireless and media products and services. More specifically, adverse economic and financial market conditions could result in:

  Customers delaying or reducing purchases of our products and services, or discontinuing using them

  A decrease in advertising revenues for our media businesses

  A decline in the creditworthiness of our customers which could increase our bad debt expense

COMPLEXITY AND SERVICE AND OPERATIONAL EFFECTIVENESS

Business performance can be difficult in a multi-product environment with multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings. Our product offerings and related pricing plans may be too complex for customers to fully evaluate. Providing service that is consistently recognized by customers as superior is a differentiator. As the foundation of effective customer service stems from our ability to deliver simple solutions to customers, complexity in our operations may limit BCE’s ability to respond quickly to market changes and reduce costs. Complexity in our operations may also lead to billing errors which could adversely affect customer satisfaction, acquisition and retention. Complexity and service and operational effectiveness challenges that could adversely affect BCE’s business, including our ability to efficiently manage networks, deliver services and control costs, include:

  The integration of multiple technology platforms to support our multi-product strategy

  The incorporation of regulatory requirements into bundling, rate plans and discounts

  The development of new technological platforms and associated processes to support new business models and delivery mechanisms

  The increasing number of smartphone users and our growing Bell Fibe TV customer base, which could require more support from our customer contact centres than currently anticipated

  The ability to leverage our electronic ecosystem to make customer interaction simpler and more efficient

STRATEGIC NETWORK EVOLUTION

Ongoing technological advances, in conjunction with changing market demand and competition, continue to put significant pressure on bandwidth and speed. Bell Fibe and Bell Aliant FibreOP Internet and TV services are competitive differentiators but they require rapid fibre deployment involving significant capital and time investment. At the same time, a significant number of our existing wireline voice and data networks have been in operation for many years and continue to be used to deliver our services. As time passes, maintenance spares for certain critical network elements may cease to exist due to manufacturers’ discontinuation of support and the unavailability of compatible spares from third parties. In addition, substantial capital and time investments are required to perform life-cycle management and upgrades to maintain operational status of these legacy networks. Strategic evolution of our wireline networks is a critical element in a competitive environment and all the network deployment, upgrading, maintenance and migration activities compete for capital, development and engineering resources. Our inability to carry out our wireline network evolution activities successfully, including the following, could have an adverse effect on our business and financial results:

  Executing on our strategic network evolution plans that support new IP-based competitive service offerings while maintaining network availability and performance on all deployed networks and delivery of service offerings

  Upgrading and deploying networks on a timely basis, and within our capital intensity target, to expand our footprint in desired areas and to support growing data demand

  Migrating legacy customers to new platforms while ensuring interoperability of systems

BCE Inc. 2013 Annual Report 43

4 CONSOLIDATED FINANCIAL ANALYSIS	MD&A

This section provides detailed information and analysis about BCE’s performance in 2013 compared with 2012. It focuses on BCE’s consolidated operating results and provides financial information for each of our businesses. For further discussion and analysis of our Bell Wireline, Bell Wireless, Bell Media and Bell Aliant business segments, refer to section 5, Business Segment Analysis.

4.1 INTRODUCTION

BCE CONSOLIDATED INCOME STATEMENTS

	2013	2012	$ CHANGE	% CHANGE
Operating revenues	20,400	19,978	422	2.1%
Operating costs	(12,311)	(12,090)	(221)	(1.8%)
EBITDA (1)	8,089	7,888	201	2.5%
Severance, acquisition and other costs	(406)	(133)	(273)	n.m.
Depreciation	(2,734)	(2,678)	(56)	(2.1%)
Amortization	(646)	(714)	68	9.5%
Finance costs
Interest expense	(931)	(865)	(66)	(7.6%)
Interest on post-employment benefit obligations	(150)	(131)	(19)	(14.5%)
Other (expense) income	(6)	269	(275)	n.m.
Income taxes	(828)	(760)	(68)	(8.9%)
Net earnings	2,388	2,876	(488)	(17.0%)
Net earnings attributable to:
Common shareholders	1,975	2,456	(481)	(19.6%)
Preferred shareholders	131	139	(8)	(5.8%)
Non-controlling interest	282	281	1	0.4%
Net earnings	2,388	2,876	(488)	(17.0%)
Adjusted net earnings attributable to common shareholders (1)	2,317	2,294	23	1.0%
Net earnings per common share	2.55	3.17	(0.62)	(19.6%)
Adjusted EPS (1)	2.99	2.96	0.03	1.0%

(1)	The terms EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP Financial Measures – EBITDA and Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, a reconciliation to the most comparable IFRS financial measures.
n.m.: not meaningful

BCE executed well across the business in 2013, posting revenue and EBITDA growth of 2.1% and 2.5%, respectively, with a steady year-over-year EBITDA margin of 39.7% in 2013 compared to 39.5% in 2012, 1.0% higher Adjusted net earnings, 5.9% growth in free cash flow and a 16.5% increase in cash flows from operating activities. This growth reflected the acquisition of Astral on July 5, 2013, now part of Bell Media, and strong wireless EBITDA growth of 10.6%.

Net earnings in 2013 decreased 17.0% compared to 2012 reflecting acquisition costs incurred to purchase Astral and a non-cash gain recognized in 2012 on the sale of assets by Inukshuk Limited Partnership (Inukshuk) to its owners.

Our earnings and free cash flow generation supported significant capital investment in our broadband wireline and wireless networks and services, which provides the foundation for sustained financial performance going forward and enables the return of value to BCE shareholders through a higher 2014 dividend.

44 BCE Inc. 2013 Annual Report

4 CONSOLIDATED FINANCIAL ANALYSIS	MD&A

4.2 CUSTOMER CONNECTIONS

Operationally, we continued to successfully leverage our advanced broadband networks and service features to deliver a considerable number of new postpaid wireless customers, a record number of new IPTV subscribers and significantly more Internet customers. At the end of 2013, BCE (including Bell and Bell Aliant) served a total of:

  7,925,032 wireless subscribers, up 1.3% from 2012

  2,489,248 TV subscribers, including 657,513 IPTV customers of which 75,120 were net new IPTV customers, a 7.7% increase

  3,136,636 high-speed Internet subscribers, up 3.0%

  7,595,569 total NAS lines, a decrease of 6.6%

4.3 OPERATING REVENUES

	2013	2012	$ CHANGE	% CHANGE
Bell Wireline	10,097	10,220	(123)	(1.2%)
Bell Wireless	5,849	5,586	263	4.7%
Bell Media	2,557	2,183	374	17.1%
Inter-segment eliminations	(394)	(344)	(50)	(14.5%)
Bell	18,109	17,645	464	2.6%
Bell Aliant	2,759	2,761	(2)	(0.1%)
Inter-segment eliminations	(468)	(428)	(40)	(9.3%)
Total BCE operating revenues	20,400	19,978	422	2.1%

BCE

  Total operating revenues for BCE were up 2.1% in 2013, due to higher revenues at Bell and the acquisition of Astral. Bell Aliant revenues were essentially unchanged compared to 2012

BELL

  Bell operating revenues increased 2.6% in 2013, due to higher revenue at both Bell Wireless and Bell Media, partly offset by lower revenues at Bell Wireline
  Operating revenues for Bell in 2013 were comprised of service revenues of $16,512 million, which were 3.1% higher than in 2012, and product revenues of $1,597 million, which decreased 2.4% over the previous year

BELL WIRELINE

Revenues decreased 1.2% in 2013, which reflected:

  Continued decline in legacy voice and data revenues, as well as upfront promotional discounts on residential service offers due to higher Fibe TV and Fibe Internet activations compared to 2012 and aggressive competitive pricing in the market

  Higher TV and Internet service revenues, as well as growth in IP connectivity and business service solutions revenues, moderated the rate of decline in Bell Wireline revenues in 2013

BELL WIRELESS

Revenue growth of 4.7% was driven by:

  A larger postpaid customer base and growth in blended ARPU attributable to higher access revenues from greater data usage consistent with an increased smartphone customer mix

  Wireless service revenues increased 5.4%, while product revenues decreased 1.4% compared to 2012

BELL MEDIA

Revenue growth of 17.1% in 2013 reflected:

  The acquisition of Astral on July 5, 2013

  Higher subscriber fee revenues as a result of higher market-based rates charged to BDUs for certain Bell Media specialty sports and non-sports services after agreements were renegotiated

BCE Inc. 2013 Annual Report 45

4 CONSOLIDATED FINANCIAL ANALYSIS	MD&A

  Two factors in 2012 that did not recur in 2013: revenues generated from our broadcast of the London Summer Olympic Games; and the recognition of revenues from a CRTC decision in respect of a settlement between Bell Media and certain BDUs for fees to be paid for specialty TV services

BELL ALIANT

  Revenues were virtually unchanged compared to 2012, decreasing 0.1%, as growth in Internet and TV services were offset by the continued declines in local and access and long distance revenues

4.4 OPERATING COSTS

	2013	2012	$ CHANGE	% CHANGE
Bell Wireline	(6,303)	(6,300)	3	0.0%
Bell Wireless	(3,509)	(3,471)	38	1.1%
Bell Media	(1,874)	(1,622)	252	15.5%
Inter-segment eliminations	394	344	(50)	(14.5%)
Bell	(11,292)	(11,049)	243	2.2%
Bell Aliant	(1,487)	(1,469)	18	1.2%
Inter-segment eliminations	468	428	(40)	(9.3%)
Total BCE operating costs	(12,311)	(12,090)	221	1.8%

BCE

  Total operating costs increased 1.8% in 2013, driven by higher operating costs at Bell compared to 2012, due mainly to the acquisition of Astral, and increased operating costs at Bell Aliant

BELL

  Total Bell operating costs increased 2.2% in 2013, reflecting higher operating costs in our Bell Wireless and Bell Media segments

BELL WIRELINE

Operating costs increased $3 million in 2013, which reflected:

  Higher customer acquisition and service costs consistent with increased Fibe TV and Fibe Internet sales and installations in 2013 compared to last year, increased Bell TV programming costs, higher costs to deliver and support business services solutions to our business customers and higher fleet costs

  A gain from the phase-out of post-employment benefits for certain employees recognized in 2012 that did not recur this year

  Higher post-employment benefit plans service cost resulting from a lower discount rate used in 2013 compared to 2012 to value post-employment benefit obligations

  Decreased labour costs, reduced print and mail costs resulting from increased customer use of online bill presentment, lower advertising costs, as well as cost savings from field service productivity improvements, largely offset the year-over-year increase in Bell Wireline operating costs

BELL WIRELESS

The 1.1% increase in operating costs over the previous year was driven by:

  Higher payments to other carriers due to greater data roaming volumes, higher customer retention spending, and higher real estate costs associated with network and retail store expansion

This was moderated by:

  Lower subscriber acquisition costs, reflecting fewer gross activations combined with reduced handset discounts as a result of higher average smartphone prices on new two-year rate plans
(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payment to other carriers.
(2)	Labour costs include wages, salaries, and related taxes and benefits; post-employment benefit plans service cost (net of capitalized amounts); and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

46 BCE Inc. 2013 Annual Report

4 CONSOLIDATED FINANCIAL ANALYSIS	MD&A

  Lower wireless content costs, decreased bad debt expense and lower marketing and advertising costs

BELL MEDIA

Operating costs increased 15.5% in 2013, as a result of:

  The acquisition of Astral and higher amortization of the fair value of certain programming rights in 2013, resulting from a $22 million net non-cash credit recorded in 2012

  TV programming and production costs incurred in 2012 for our broadcast of the London Summer Olympic Games that did not recur this year, partly offset the increase in Bell Media operating costs in 2013

BELL ALIANT

  Operating costs increased 1.2% in 2013 due to higher costs related to growing and supporting customers on Bell Aliant’s FibreOP services. This was offset partly by lower general and administrative expenses driven by procurement savings and productivity initiatives

4.5 EBITDA

	2013	2012	$ CHANGE	% CHANGE
Bell Wireline	3,794	3,920	(126)	(3.2%)
Bell Wireless	2,340	2,115	225	10.6%
Bell Media	683	561	122	21.7%
Bell	6,817	6,596	221	3.4%
Bell Aliant	1,272	1,292	(20)	(1.5%)
Total BCE EBITDA	8,089	7,888	201	2.5%

BCE

  EBITDA increased 2.5% in 2013, corresponding to an EBITDA margin of 39.7% compared to 39.5% in 2012. The year-over-year increase in EBITDA was due to improved performance at Bell, offset partly by decreased EBITDA at Bell Aliant

BELL

Bell’s EBITDA increased 3.4% in 2013, driven by:

  Our acquisition of Astral, which contributed to significantly higher Bell Media EBITDA

  Strong Bell Wireless EBITDA growth that was offset partly by lower Bell Wireline EBITDA compared to 2012

Bell’s consolidated EBITDA margin in 2013 remained relatively stable at 37.6%, compared to 37.4% in 2012, which reflected:

  The flow-through of higher year-over-year wireless ARPU and disciplined spending on wireless subscriber acquisition and customer retention

  Diminishing wireline voice erosion and stabilizing year-over-year business markets performance

  Higher upfront customer acquisition and service support costs from stronger Bell Fibe TV and Fibe Internet subscriber activations

  Lower-margin Media revenues from Astral in our operating results beginning in the third quarter of 2013

BCE Inc. 2013 Annual Report 47

4 CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL WIRELINE

Bell Wireline EBITDA decline was 3.2% in 2013, due to:

  The ongoing loss of high margin voice and data revenues and the impact of aggressive price competition

  Increased subscriber acquisition costs due to higher Fibe TV and Internet sales and home installations in 2013 compared to the previous year

  The recognition of a $24 million gain in 2012 on the phase-out of post-employment benefits for certain employees. The discount rate used to value post-employment benefit obligations, which was lower at the beginning of 2013, compared to 2012, also contributed to higher year-over-year operating costs at Bell Wireline.

BELL WIRELESS

Bell Wireless EBITDA grew 10.6% in 2013, as a result of:

  Higher operating revenues, driven by a larger postpaid customer base and higher ARPU

  Well-controlled spending over subscriber acquisition and customer retention

BELL MEDIA

Bell Media EBITDA growth of 21.7% in 2013 reflected:

  The incremental financial contribution from the acquisition of Astral on July 5, 2013

  The flow-through of higher specialty TV rates charged to other BDUs

  Lower operating costs from expenses incurred to broadcast the London Summer Olympic Games in 2012

BELL ALIANT

Bell Aliant’s EBITDA declined 1.5% in 2013 as a result of:

  Increased operating costs, reflecting higher expenses related to growing its FibreOP services in a highly competitive market

  Higher TV content costs from IPTV customer growth

4.6 SEVERANCE, ACQUISITION AND OTHER COSTS

This category includes various income and expenses that are not related directly to the operating revenues generated during the year.

2013

Severance, acquisition and other costs included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $116 million

  Acquisition costs of $266 million, primarily related to the acquisition of Astral, including $230 million relating to the CRTC tangible benefit obligation that we were ordered to pay over seven years to benefit the Canadian broadcasting system

  Other charges of $24 million, which include real estate costs incurred due to the restructuring of our workforce

2012

Severance, acquisition and other costs included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $107 million, including a post-employment benefit plan expense of $50 million for a retirement incentive program

  Acquisition costs and other charges of $26 million, including costs related to our acquisition of Astral and real estate costs incurred due to the restructuring of our workforce

4.7 DEPRECIATION AND AMORTIZATION

The amount of our depreciation and amortization in any year is affected by:

  How much we invested in new property, plant and equipment and intangible assets in previous years

  How many assets we retired during the year

  Estimates of the useful lives of assets

48 BCE Inc. 2013 Annual Report

4 CONSOLIDATED FINANCIAL ANALYSIS	MD&A

As part of our annual review of the useful lives of property, plant and equipment and finite-life intangible assets, we changed the useful lives of fibre optic cable (excluding submarine cable) from 20 to 25 years, certain customer premise equipment from 3 and 8 years to 5 years, certain IT and network software from a range of 3 to 5 years to a range of 3 to 12 years, and certain broadcasting equipment from 15 to 20 years to better reflect their useful lives. The changes include increases and decreases to useful lives and have been applied prospectively effective January 1, 2013. On a net basis, depreciation and amortization expense for these assets decreased by $139 million as a result of the changes.

Depreciation in 2013 increased $56 million compared to 2012 due to a higher depreciable asset base as we continued to invest in our broadband and wireless networks, as well as our IPTV service, and incremental depreciation due to our acquisition of Astral on July 5, 2013. This increase was offset partly by a net decrease in depreciation expense due to changes to the useful lives of certain assets, as described above.

Amortization in 2013 decreased $68 million compared to 2012 as certain intangible assets became fully amortized, resulting in a lower asset base in 2013. In addition, amortization decreased due to an increase in the estimate of useful lives of certain assets, as described above.

Amortization expense relating to the fair value of certain programming rights, resulting from the allocation of the purchase price for Bell Media, was $55 million in 2013 compared to $49 million in 2012, and has been included in operating costs.

4.8 FINANCE COSTS

INTEREST EXPENSE

Interest expense in 2013 increased $66 million compared to 2012 as a result of higher average debt levels, primarily related to our acquisition of Astral, partly offset by lower average interest rates.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

In 2013, interest expense increased $19 million compared to last year due to a larger benefit obligation, partly offset by a decrease in the discount rate used to value our post-employment benefit obligations because of a reduction in market interest rates from January 1, 2012 to January 1, 2013.

4.9 OTHER (EXPENSE) INCOME

Other (expense) income includes income and expense, such as:

  Net mark-to-market gains or losses on economic hedges

  Net gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments

  Impairment of assets

  Losses on disposal and retirement of software, plant and equipment

  Interest income on cash and cash equivalents

  Equity income (loss)

  Premiums on early redemption of debt

BCE Inc. 2013 Annual Report 49

4 CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2013

Other expense includes premiums of $55 million paid on the early redemption of debt, losses on disposal and retirement of capital assets of $44 million and an equity loss of $32 million which includes our $25 million share of a goodwill impairment charge and a write-down of customer relationship intangibles recognized by an equity investee. These expenses were offset partly by net mark-to-market gains of $94 million on derivatives used as economic hedges of share-based compensation and United States dollar purchases and a distribution of a $36 million pension surplus.

2012

Other income was due to a non-cash gain of $233 million representing our interest in a gain realized by Inukshuk on assets sold to its owners, and a $22 million net mark-to-market gain on economic hedges. These were offset partly by losses on disposal and retirement of capital assets of $36 million.

4.10 INCOME TAXES

Income taxes in 2013 increased $68 million compared to 2012 due to the higher value of uncertain tax positions favourably resolved in 2012 compared to 2013, partly offset by lower taxable income in 2013. As a result, the effective tax rate increased to 25.7% in 2013, compared to 20.9% in 2012.

4.11 NET EARNINGS AND EPS

Net earnings attributable to common shareholders in 2013 decreased $481 million, or $0.62 per common share, compared to 2012. The decrease in 2013 was a result of acquisition costs incurred to purchase Astral, a non-cash gain recognized in 2012 on the sale of assets by Inukshuk to its owners, the favourable resolution of uncertain tax positions in 2012, premiums on early redemption of debt and higher interest expense, partly offset by higher EBITDA.

Excluding the impact of severance, acquisition and other costs, net gains (losses) on investments, and premiums on early redemption of debt, Adjusted net earnings increased $23 million, or $0.03 per common share, compared to 2012, mainly due to higher EBITDA, partly offset by the favourable resolution of uncertain tax positions in 2012 and higher interest expense.

50 BCE Inc. 2013 Annual Report

4 CONSOLIDATED FINANCIAL ANALYSIS	MD&A

4.12 CAPITAL EXPENDITURES

BCE capital expenditures were up $56 million, or 1.6%, in 2013 reflecting higher spending at Bell, partly offset by slightly lower spending at Bell Aliant. As a percentage of revenue, capital expenditures for BCE were 17.5% compared to 17.6% in 2012. These investments reflect the continued deployment of broadband fibre to homes, neighbourhoods and businesses in Québec, Ontario and Atlantic Canada that is fuelling the rapid expansion of Fibe TV, Fibe Internet, FibreOP Internet and FibreOP TV, the ongoing roll-out of 4G LTE mobile service in markets across Canada, higher spending on network capacity to support increasing Internet and mobile data consumption, enhancements to customer service systems, and the addition of new Bell and The Source stores across Canada.

4.13 CASH FLOWS

In 2013, BCE’s cash flows from operating activities were up $916 million over 2012, due mainly to lower contributions to post-employment benefit plans attributable to the $750 million voluntary DB pension plan contribution made in 2012 at Bell and $100 million at Bell Aliant. Free cash flow available to BCE’s common shareholders increased $143 million in 2013, driven mainly by higher EBITDA, offset partly by higher capital expenditures, increased interest payments from a higher average level of outstanding debt, and higher taxes paid.

BCE Inc. 2013 Annual Report 51

5 BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

5.1 BELL WIRELESS

IN 2013, WE PROFITABLY GREW OUR WIRELESS BUSINESS BY FOCUSING ON POSTPAID SUBSCRIBER ACQUISITION, INCREASING ARPU BY TARGETING HIGH-VALUE SMARTPHONE SUBSCRIBERS IN ALL GEOGRAPHIC MARKETS IN WHICH WE OPERATE AND REDUCING CUSTOMER CHURN.

KEY ELEMENTS OF RELEVANT STRATEGIC IMPERATIVES

ACCELERATE WIRELESS

2013 PROGRESS

  Acquired 35% and 38% of total new postpaid gross and net activations, respectively, among the three major wireless carriers, while achieving leading ARPU growth of 2.6% and EBITDA growth of 10.6%, as well as service margin expansion of 2.0 percentage points over 2012

  Expanded number of smartphone users at the end of 2013 to 73% of our total postpaid subscribers, up from 62% at the end of 2012

  Grew Bell Mobile TV subscribers, which exceeded 1.2 million at the end of 2013, up 66% over 2012

  Expanded our leading smartphone line-up with 26 new devices adding to our extensive selection of 4G LTE-capable devices

  Partnered with RBC to develop a secure mobile payment solution, RBC Wallet (officially launched January 2014)

  Reduced the cost of mobile roaming in many countries Canadians travel to the most

2014 FOCUS

  Maintain market share of incumbent wireless postpaid gross and net activations without sacrificing profits / margin

  Narrow further our ARPU gap versus incumbent competitors

  Continue to reduce customer churn and build incremental points of distribution across Canada

  Continue to offer the latest handsets and devices to enable customers to benefit from ongoing technological improvements by manufacturers and from faster data speeds that optimize the use of our services

  Drive revenues from commercializing new mobile commerce and M2M services and applications

INVEST IN BROADBAND NETWORKS AND SERVICES

2013 PROGRESS

  Expanded our next-generation 4G LTE wireless network to reach 80% of the Canadian population coast-to-coast

2014 FOCUS

  Acquire 700 MHz wireless spectrum to extend 4G wireless LTE network to rural markets

  Manage wireless network capacity

ACHIEVE A COMPETITIVE COST STRUCTURE

2013 PROGRESS

  Achieved operating cost savings from call centre efficiencies driven by lower customer call volumes

2014 FOCUS

  Execute on cost reductions and labour efficiencies to support maintenance of stable consolidated Bell EBITDA margin

IMPROVE CUSTOMER SERVICE

2013 PROGRESS

  Updated the Mobile Self Serve app to let customers check wireless handset upgrade eligibility and better manage their Bell Mobility account. Mobile self-serve usage jumped to 31 million visits in 2013 from 7 million in 2010

2014 FOCUS

  Invest in customer service initiatives, including simplifying complexity for call agents, through streamlined support tools

  Reduce further total volume of customer calls to our wireless services call centres

52 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

FINANCIAL PERFORMANCE ANALYSIS

2013 PERFORMANCE HIGHLIGHTS

BELL WIRELESS

REVENUE
(IN $ MILLIONS)

$5,586
$5,849
92%
8%
93%
7%
2012
2013
Service
Product

BELL WIRELESS

EBITDA
(% EBITDA SERVICE MARGIN)
(IN $ MILLIONS)

41.6%
$2,115 IN 2012
43.6%
$2,340 IN 2013

POSTPAID SUBSCRIBER GROWTH

+3.9%

IN 2013

POSTPAID NET ACTIVATIONS

378,121

IN 2013

POSTPAID CHURN IN 2013

1.25%

IMPROVED 0.05 PTS VS. 2012

BLENDED ARPU

PER MONTH

2013: $57.25
2012: $55.82

+2.6%

SMARTPHONE PENETRATION

OF POSTPAID SUBSCRIBERS

2013: 73%
2012: 62%

+11 pts

BELL WIRELESS RESULTS

REVENUE

	2013	2012	$ CHANGE	% CHANGE
Service	5,362	5,086	276	5.4%
Product	432	438	(6)	(1.4%)
Total external revenues	5,794	5,524	270	4.9%
Inter-segment revenues	55	62	(7)	(11.3%)
Total revenue	5,849	5,586	263	4.7%

Bell Wireless operating revenues increased 4.7% in 2013 as a result of higher service revenues, offset by minimally lower product revenues compared to 2012.

  Service revenues were up 5.4% in 2013, driven by postpaid subscriber growth and higher blended ARPU, reflecting continued strong adoption and usage of smartphones and data applications and higher roaming revenues. Wireless data revenues in 2013 were 19.4% higher compared to 2012, while wireless voice revenues decreased 2.1%

  Product revenues decreased 1.4% in 2013, reflecting fewer gross postpaid activations and customer upgrades, year over year, and waived connection fees as a result of competition

OPERATING COSTS AND EBITDA

	2013	2012	$ CHANGE	% CHANGE
Operating costs	(3,509)	(3,471)	38	1.1%
EBITDA	2,340	2,115	225	10.6%
Total EBITDA margin	40.0%	37.9%		2.1%
Service EBITDA margin	43.6%	41.6%		2.0%

BCE Inc. 2013 Annual Report 53

5 BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Bell Wireless operating costs increased 1.1% in 2013 due to greater year-over-year customer retention spending, higher labour and general and administrative costs to support customer growth and retail store expansion, higher payments to other carriers due to greater data roaming volume, as well as higher real estate costs resulting from retail distribution and network expansion. These factors were offset partly by lower subscriber acquisition costs driven by fewer gross activations and reduced handset discounts as a result of higher average smartphone prices on new two-year rate plans, lower wireless content costs, reduced customer call volumes, decreased bad debt expense, as well as lower advertising and sales-related costs.

Bell Wireless EBITDA increased 10.6% in 2013, driven by higher operating revenues, as described above, and well-controlled operating costs. As a result of strong EBITDA growth in 2013, Bell Wireless EBITDA margin, based on wireless service revenues, expanded to 43.6% from 41.6% in 2012.

WIRELESS OPERATING METRICS

	2013	2012	CHANGE	% CHANGE
Blended ARPU ($/month)	57.25	55.82	1.43	2.6%
Gross activations	1,694,055	1,802,837	(108,782)	(6.0%)
Postpaid	1,332,423	1,388,187	(55,764)	(4.0%)
Prepaid	361,632	414,650	(53,018)	(12.8%)
Net activations	217,768	260,650	(42,882)	(16.5%)
Postpaid	378,121	456,979	(78,858)	(17.3%)
Prepaid	(160,353)	(196,329)	35,976	18.3%
Blended churn % (average per month)	1.60%	1.72%		0.12%
Postpaid	1.25%	1.30%		0.05%
Prepaid	3.55%	3.62%		0.07%
Subscribers (1)	7,778,334	7,681,032	97,302	1.3%
Postpaid	6,677,692	6,425,045	252,647	3.9%
Prepaid	1,100,642	1,255,987	(155,345)	(12.4%)
Cost of acquisition (COA) ($/subscriber)	421	416	(5)	(1.2%)

(1)	Following a review of our wireless subscriber metrics, our 2013 postpaid subscriber base was reduced by 99,098 customers to exclude all M2M subscribers. Additionally, our postpaid subscriber base was reduced by 18,354 subscribers to adjust for customer deactivations and by 8,022 subscribers subsequent to a review of customer accounts. Our prepaid subscriber base was increased by 5,008 customers subsequent to a review of subscriber metrics.

Blended ARPU increased 2.6% in 2013. The increase can be attributed to data usage growth driven by a higher proportion of postpaid customers using smartphones and increased roaming, the favourable impact of new two-year rate plan pricing that came into effect at the beginning of August 2013, and a higher percentage of postpaid customers in our total subscriber base. This was partly offset by lower voice ARPU, year over year.

  Data ARPU growth of 15.9% in 2013 reflects increased use of e-mail, wireless Internet, text messaging, mobile TV and streaming video/music services, as well as increased adoption of data plans driven by higher penetration of smartphones and other data devices such as tablets. Data ARPU growth is moderating as competitive pressures are driving richer rate plans with higher data usage thresholds, more included value-added services and lower roaming rates, and as customers off-load data traffic increasingly to Wi-Fi hotspots

  Voice ARPU declined 5.1% in 2013, mainly as a result of greater use of included-minute rate plans for both local and long distance calling, competitive pricing pressures and lower overall voice usage as customers increasingly substitute voice services for data features and services

Total gross wireless activations decreased 6.0% in 2013, due to lower postpaid and prepaid gross activations.

  Postpaid gross activations decreased 4.0% in 2013, reflecting lower handset discounts and increased rate plan pricing on new two-year contracts introduced following implementation of the Wireless Code, the launch of fewer new iconic smartphone models in 2013 and fewer promotional rate plan offers during the back-to-school period compared to 2012, as well as a maturing wireless market

  Prepaid gross activations decreased 12.8% in 2013. This was due to our focus on postpaid customer acquisitions, as well as to competitive acquisition offers targeted at lower-value customers from both the newer wireless entrants and incumbent wireless service providers’ discount brands that we chose not to match

Smartphone adoption rates represented 74% of total postpaid gross activations in 2013, compared to 66% in 2012, increasing the percentage of postpaid subscribers with smartphones to 73% at December 31, 2013 compared to 62% at the end of 2012.

Blended wireless churn improved 0.12 percentage points in 2013 to 1.6%. Although postpaid and prepaid churn were relatively stable, year over year, the improvement in our blended churn rate can be attributed to a greater percentage of postpaid subscribers in our subscriber base in 2013 compared to the previous year as postpaid customers typically have a lower churn rate than prepaid customers.

  Postpaid churn improved 0.05 percentage points in 2013 to 1.25%, reflecting the positive impact of higher year-over-year retention spending and lower customer deactivation rates on smartphones compared to other devices

  Prepaid churn improved 0.07 percentage points in 2013 to 3.55% as a result of marketing initiatives that resulted in fewer customer deactivations compared to 2012

54 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Postpaid net activations decreased 17.3% in 2013 as a result of lower gross activations and a higher number of customer deactivations reflecting the impact of a relatively stable churn rate on a larger postpaid customer base in 2013 compared to the previous year.

Prepaid net customer losses improved 18.3% in 2013, even with fewer gross activations compared to 2012, due to fewer customer deactivations and reduced customer migrations from prepaid service to postpaid service.

Wireless subscribers at December 31, 2013 totalled 7,778,334, representing an increase of 1.3% since the end of 2012. The proportion of Bell Wireless customers subscribing to postpaid service increased to 86% in 2013 from 84% in 2012.

Wireless COA per gross activation in 2013 increased $5 over 2012 to $421, as a result of higher sales commissions paid as per-unit handset discounts remained relatively unchanged, year over year, despite a higher postpaid smartphone mix and aggressive competitive handset pricing, particularly in the first half of the year.

Retention costs increased $22 million in 2013 to approximately $554 million, or 10.3% of Bell Wireless service revenues, due to a higher number of discounted handset customer upgrades compared to 2012.

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

The wireless market is the largest and fastest growing sector of the Canadian telecommunications industry, representing 46% of total revenues and growing at a mid-single digit rate annually.

There are more than 28 million wireless subscribers in Canada. The three large national incumbents, Bell, TELUS Corporation (TELUS) and Rogers Communications Inc. (Rogers), account for over 90% of industry subscribers and revenues. Rogers holds the largest share by virtue of its legacy Global System for Mobile (GSM) network. However, Bell has recaptured significant subscriber market share, as well as a significant proportion of industry revenue and EBITDA growth since 2009, with the launch of our HSPA+ and 4G LTE networks.

Canada’s wireless penetration was approximately 80% at the end of 2013, compared to over 100% for the United States and up to 177% in Europe. Canada’s wireless sector is expected to continue growing at a healthy pace for the foreseeable future.

COMPETITORS

Large facilities-based national wireless service providers Rogers and TELUS.

Smaller regional facilities-based wireless service providers SaskTel and MTS Mobility.

Newer entrants in their respective service areas:

  Vidéotron Ltée (Vidéotron), which provides service in Montréal and other parts of Québec

  WIND Mobile, which provides service in Toronto, Calgary, Vancouver, Edmonton, Ottawa, as well as in several communities in southwestern Ontario

  Mobilicity (1), which provides wireless service in Toronto, Ottawa, Vancouver, Calgary and Edmonton

  EastLink, which launched service in Nova Scotia and Prince Edward Island in February 2013

Mobile virtual network operators (MVNOs), who resell competitors’ wireless networks such as PC Mobile and Primus Telecommunications Canada Inc. (Primus).

(1)	Data & Audio Visual Enterprises Wireless Inc. (DAVE), carrying on business under the Mobilicity brand, applied for and received Companies’ Creditors Arrangement Act protection in September 2013 and is currently undergoing a court-sanctioned sale process.

BCE Inc. 2013 Annual Report 55

5 BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

KEY WIRELESS METRICS – SHARE FOR NATIONAL CARRIERS

POSTPAID NET ADDITIONS (%)

(1) Percentages may not add to 100 due to rounding.

SERVICE REVENUE GROWTH (%)

EBITDA GROWTH (%)

Source: Company reports

INDUSTRY TRENDS

MIGRATION FROM THREE-YEAR TO TWO-YEAR CONTRACTS

On June 3, 2013, the CRTC released the Wireless Code, which is a mandatory code for all providers of retail mobile wireless voice and data services in Canada. As part of the Wireless Code (which came into effect December 2, 2013), the CRTC instituted new regulations that enable any wireless customer to cancel a wireless service contract after two years, at no cost to the customer. In response to the Wireless Code, Canadian wireless operators implemented new two-year pricing plans during the third quarter of 2013. In general, the new two-year plans offer lower handset discounts and higher monthly rates, reflecting the shorter contract term and increased value of our plans that include items such as unlimited nationwide calling and shared data.

GROWING DATA CONSUMPTION

Wireless industry revenue growth continues to be driven by the increased adoption and usage of data services. In 2013, wireless data ARPU in Canada represented approximately 44% of industry blended ARPU, compared to 39% in 2012. Data growth is being driven by the ongoing adoption of smartphones and tablets, and associated data plans. The demand for wireless data services is expected to continue to grow, due to ongoing investment in faster network technologies such as 4G LTE that provide a richer user experience, the growing appetite for personal connectivity and social networking, greater affordability and selection of smartphones and tablets and more affordable data plans. Greater customer adoption of services, including mobile TV, mobile commerce, mobile banking, and other M2M applications in the areas of retail and transportation (connected car, asset tracking, remote monitoring) also should contribute to growth. In the consumer market, M2M is projected to be a future growth area for the industry as wireless connectivity on everyday devices from home automation to cameras becomes ubiquitous.

INCREASING FOCUS ON CUSTOMER RETENTION

Wireless penetration in Canada is expected to continue to grow from approximately 80% at the end of 2013 to above 100%, which is consistent with other developed markets such as the United States, Europe and Japan. As penetration deepens and competition intensifies, even greater focus will be required on improving customer service, enhancing existing service offerings and spending more to retain existing customers through discounted handset upgrades.

REDUCTION IN ROAMING RATES

Many wireless operators reduced roaming plan pricing and rates in 2013. Given the propensity for Canadians travelling abroad to turn off roaming functions to avoid expensive data charges, we expect lower roaming rates to have only a modest impact on industry ARPU in the short term. However, as subscribers become more comfortable with new roaming plans and notifications, we expect an increase in data roaming consumption over the long-term.

56 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BUSINESS OUTLOOK AND ASSUMPTIONS

2014 OUTLOOK

Increased ARPU from greater data usage is expected to be driven by a higher mix of postpaid smartphone customers, accelerating data consumption, and higher rate plans for new two-year contracts. This is expected to be offset partly by declining voice ARPU from data substitution and pricing. We will seek to achieve our ARPU objectives through data growth enabled by our HSPA+ and 4G LTE networks, higher demand for data services and increasing usage of wireless services such as web browsing, music and video streaming, live TV, community portals such as Facebook and YouTube, as well as new services including mobile commerce and other M2M applications. We intend to introduce these new products and services to the market in a way that balances innovation with profitability.

As a high level of competitive intensity is expected to persist and as the industry adapts to the changes brought about by the new Wireless Code, we anticipate pressures on pricing and customer churn. This highlights the critical importance of developing and commercializing new data services, while continuing to improve customer satisfaction and increasing investment in customer retention.

The development of wireless data transmission technologies has led to the development of more sophisticated wireless devices with increasingly advanced capabilities. We believe that the introduction of these new devices will continue to drive growth for data services. As a result, we aim to introduce additional high-speed enabled data devices, applications and other services to our wireless customers in order to deliver increasing value to them. However, the demand for these relatively more expensive and sophisticated devices, in addition to ongoing price competition, is expected to exert pressure on EBITDA. Despite higher expected costs and sustained competitive intensity in both the consumer and business markets, we expect to generate higher wireless EBITDA in 2014, reflecting the revenue flow-through of postpaid subscriber growth in 2013 and disciplined management of subscriber acquisition and retention spending.

ASSUMPTIONS

  Higher, but slowing, wireless industry penetration in Canada

  Maintaining Bell’s market share of incumbent wireless postpaid net activations

  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services

  Our ability to monetize increasing data usage and customer subscription to new data services

  Further expansion of our 4G LTE wireless network in rural areas and in more urban markets across Canada

  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services

  No material financial, operational and competitive consequences of adverse changes in regulations affecting our wireless business

KEY GROWTH DRIVERS

  Increasing Canadian wireless industry penetration

  Increasing adoption of smartphones, tablets and other 4G devices which increase mobile data usage

  Expansion of LTE in non-urban markets

  Customer adoption of new data applications and services such as M-commerce and M-banking

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks which specifically affect the Bell Wireless segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business Risks.

AGGRESSIVE COMPETITION

RISK

  The intensity of competitive activity from incumbent wireless operators, newer wireless entrants and MVNOs

IMPACT

  Pressure on our EBITDA, ARPU and costs of acquisition and retention, and increased churn, would likely result if competitors increase discounts for handsets, reduce airtime and wireless data prices or offer other incentives (such as new data plans or multi-product bundles) to attract new customers

WIRELESS PENETRATION

RISK

  Higher wireless penetration could result in a slowdown in growth greater than our current expectations

IMPACT

  As penetration of the Canadian wireless market reaches higher levels, acquiring new customers could become more difficult and will increasingly depend on our ability to win customers away from our competitors

  As customers choose to bundle services, our ability to acquire customers from our competitors could be adversely affected

NEW WIRELESS CODE

RISK

  Implementation of the new Wireless Code could lead to significant changes in the dynamics of the consumer wireless market

IMPACT

  Higher industry churn could result from the replacement of three-year contracts with two-year contracts

  If lower handset discounts, due to a shorter contract term, cannot be maintained, this could lead to higher costs for Bell

BCE Inc. 2013 Annual Report 57

5 BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

5.2 BELL WIRELINE

BELL WIRELINE FINANCIAL PROFILE IMPROVED IN 2013 DRIVEN BY ACCELERATING FIBE TV AND INTERNET GROWTH AND FEWER NAS LINE LOSSES.

KEY ELEMENTS OF RELEVANT STRATEGIC IMPERATIVES

LEVERAGE WIRELINE MOMENTUM

2013 PROGRESS

  Nearly doubled our total number of Fibe TV subscribers to 479,430

  Increased the number of three-product households – those that buy TV, Internet and Home Phone – by 18% over 2012, fuelled by our Fibe TV service, which drove higher pull-through attach rates for Home Phone and Internet services with 80% of all Bell Fibe TV customers taking three products

  Launched Business Fibe TV and enhanced our Internet product line-up for small business customers

2014 FOCUS

  Expand our total base and market share of TV and Internet subscribers profitably

  Continue to reduce total wireline residential net losses

  Increase residential household ARPU

  Increase our share of wallet of large enterprise customers, expand and improve the sales coverage and performance in our mid-sized business segment, increase the number of net new customer relationships in both large and mid-sized business and reduce small business customer losses

INVEST IN BROADBAND NETWORKS AND SERVICES

2013 PROGRESS

  Extended our Fibe TV service coverage by 1 million homes to reach more than 4.3 million households across Ontario and Québec

  Grew our wireline broadband fibre footprint to approximately 5.8 million locations passed

  Became the first network operator in Canada to offer 100G super-core network capability to meet fast-growing demand for Internet performance and cloud computing applications for business customers

2014 FOCUS

  Extend Bell Fibe TV service coverage to approximately 5 million households as we grow our FTTN, FTTH and FTTB footprint to more than 6 million locations passed

ACHIEVE A COMPETITIVE COST STRUCTURE

2013 PROGRESS

  Maintained a relatively stable Bell Wireline margin compared to 2012

2014 FOCUS

  Execute on cost reductions and labour efficiencies to support maintenance of stable consolidated Bell EBITDA margin

IMPROVE CUSTOMER SERVICE

2013 PROGRESS

  Reduced Fibe TV installation time by 10% in 2013 and 22% since the beginning of 2012

  Reduced Fibe TV provisioning from 5 days in 2012 to approximately 2 days at the end of 2013

  Maintained Same Day Next Day service completion rates for repairing service issues with Bell Home Phone, TV and Internet above 91% and arrived on time for customer appointments more than 98% of the time for installations and repairs

  Maintained 92% customer satisfaction with technicians for installations and repairs

2014 FOCUS

  Invest in customer service initiatives, including reducing complexity for call agents, through streamlined support tools

  Reduce further the total volume of customer calls to our residential services call centres

  Improve customer satisfaction scores

  Achieve better consistency in customer experience

  Improve customer personalization

58 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

FINANCIAL PERFORMANCE ANALYSIS

2013 PERFORMANCE HIGHLIGHTS

BELL WIRELINE RESULTS

REVENUE

	2013	2012	$ CHANGE	% CHANGE
Local and access (1)	2,497	2,688	(191)	(7.1%)
Long distance	722	801	(79)	(9.9%)
Data (1)	5,828	5,666	162	2.9%
Equipment and other (1)	707	750	(43)	(5.7%)
Total external revenues	9,754	9,905	(151)	(1.5%)
Inter-segment revenues	343	315	28	8.9%
Total revenue	10,097	10,220	(123)	(1.2%)

(1)	We have reclassified amounts for the prior period to make them consistent with the presentation for the current period.

BCE Inc. 2013 Annual Report 59

5 BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Bell Wireline operating revenues decreased 1.2% in 2013 as a result of lower local and access, long distance and equipment and other revenues, partly offset by higher data revenues. This represents a slower pace of decline compared to a 3.8% decline in 2012, reflecting accelerated Fibe TV and Fibe Internet customer growth, slowing voice revenue erosion, the subsiding year-over-year impact of accelerated upfront discounts and credits on residential bundle offers, price increases across all residential services, and improved business markets’ performance as evidenced by higher IP connectivity revenues and professional services sales growth compared to 2012.

  Local and access revenues declined 7.1% in 2013. The decrease was due to the ongoing decline in local NAS lines driven by customer losses in the residential and small and mid-sized business markets attributable to aggressive competition, technological substitution to wireless and Internet-based services, as well as large business customer conversions to IP-based data services and networks from legacy voice services. Price matching of competitive residential service offers and repricing pressures in our business and wholesale markets also contributed to the year-over-year decrease in local and access revenues. These factors were offset partly by increases in monthly local rates implemented during 2013
  Long distance revenues decreased 9.9% in 2013, representing improved performance over the previous year’s decline of 11.3%. The decrease in 2013 reflected fewer minutes of use by residential and business customers as a result of NAS line losses, technology substitution to wireless and OTT Internet-based services, and ongoing rate pressures in our business and wholesale markets. Residential price increases and increased year-over-year sales of global long distance minutes moderated the overall rate of long distance revenue erosion in 2013
  Data revenues increased 2.9% in 2013, as a result of higher TV and Internet service revenues driven by stronger Fibe customer growth and residential price increases for these services, higher IP connectivity revenues, and increased spending on professional business services by our large business customers. These factors were offset partly by a continued decline in basic legacy data revenue from ongoing business customer migration to IP-based systems, competitive losses, pricing pressures in our business and wholesale markets, and lower data product sales compared to the previous year
  Equipment and other revenues decreased 5.7% in 2013, due to the loss of revenues earned from a subsidiary that provided electrical and network cabling installation services for business customers in Ontario that ceased operations at the end of 2012, as well as lower consumer electronics equipment sales at The Source

OPERATING COSTS AND EBITDA

	2013	2012	$ CHANGE	% CHANGE
Operating costs	(6,303)	(6,300)	3	0.0%
EBITDA	3,794	3,920	(126)	(3.2%)
EBITDA margin	37.6%	38.4%		(0.8%)

Bell Wireline operating costs were relatively stable in 2013, increasing $3 million over 2012. The year-over-year results reflect higher customer acquisition and service costs consistent with increased Fibe TV and Fibe Internet sales and installations in 2013 compared to the previous year, increased Bell TV programming costs, higher costs to support and deliver business services solutions to our business customers, and higher regulatory-related costs. A $24 million gain recognized in 2012 from the phase-out of post-employment benefits for certain employees also contributed to the increase in Bell Wireline operating costs. These wireline cost increases were offset by decreased labour costs, lower network repairs and maintenance costs, decreased payments to other carriers, reduced print and mail costs resulting from increased customer use of online bill presentment, lower advertising costs, as well as cost savings from reduced sponsorships and field service productivity improvements.

Bell Wireline EBITDA was 3.2% lower in 2013 with a corresponding margin decline to 37.6% from 38.4% in 2012. The year-over-year decrease in Bell Wireline EBITDA and margin was due to the ongoing loss of higher-margin legacy voice and data service revenues, as well as the impact of upfront costs and promotional discounts resulting from a significantly higher number of Fibe subscriber activations in 2013 compared to the previous year. These decreases were not offset fully by EBITDA growth in TV, residential Internet, IP broadband connectivity and professional business services.

This result for 2013 represents an improvement over the 5.7% EBITDA decline reported for Bell Wireline in 2012 as a result of:

  Stronger data revenue growth

  Slowing voice revenue decline

  Disciplined cost management

WIRELINE OPERATING METRICS

LOCAL AND ACCESS

	2013	2012	CHANGE	% CHANGE
NAS LINES
Residential	2,652,429	2,940,314	(287,885)	(9.8%)
Business	2,589,820	2,704,625	(114,805)	(4.2%)
Total	5,242,249	5,644,939	(402,690)	(7.1%)
NAS NET LOSSES
Residential	(287,885)	(335,807)	47,922	14.3%
Business	(114,805)	(120,910)	6,105	5.0%
Total	(402,690)	(456,717)	54,027	11.8%

60 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

NAS net losses improved 11.8%, or by 54,027 lines, in 2013, reflecting both a lower number of residential and business access line losses.

Residential NAS net losses were 14.3%, or 47,922 lines, fewer in 2013, compared to 2012. This result was achieved despite ongoing aggressive competition from the cable TV operators and steadily increasing wireless and Internet-based technology substitution for local services. This resulted from reduced rates of residential NAS turnover in our Fibe TV service areas compared to our non-Fibe TV service areas, reflecting the operational benefit of continued IPTV footprint expansion in helping to drive NAS customer retention through greater acquisition of three-product households. Fewer wholesale customer losses to competitors, year over year, also contributed to the improvement in residential NAS net losses in 2013.

Business NAS net losses in 2013 improved 5.0%, or by 6,105 lines, due to fewer customer losses in our wholesale and mass and mid-sized business markets compared to 2012. This was offset partly by a greater number of deactivations in our large business market, resulting mainly from ongoing customer conversion of voice lines to IP-based services and competitive losses. Additionally, the relatively low level of new business formation and employment growth in the economy contributed to continued soft demand for new access line installations in 2013.

The annualized rate of NAS erosion in our NAS customer base decreased to 7.1% in 2013 from 7.5% in 2012, as a result of fewer NAS line losses. At December 31, 2013, we had 5,242,249 NAS lines, compared to 5,644,939 at the end of 2012.

DATA

High-Speed Internet

	2013	2012	CHANGE	% CHANGE
High-Speed Internet net activations (1)	57,722	37,188	20,534	55.2%
High-Speed Internet subscribers (1)	2,184,543	2,126,821	57,722	2.7%

(1)	Following a reconciliation of business Internet customer account records, we increased our 2012 beginning of period Internet subscriber base by 6,678 customers, with related adjustments to previously reported net activations in 2012 and 2013.

High-Speed Internet subscriber net activations in 2013 increased 55.2%, or 20,534, to 57,722. This represents our highest number of net activations since 2007. The increase in high-speed Internet net activations in 2013 was driven by the pull-through of Bell Fibe TV customer activations even with higher residential customer churn, particularly outside our IPTV service footprint, attributable to aggressive service bundle offers from cable competitors.

High-Speed Internet subscribers at December 31, 2013 totalled 2,184,543, up 2.7% from the end of 2012.

TV

	2013	2012	CHANGE	% CHANGE
Net subscriber activations	122,450	69,445	53,005	76.3%
Fibe TV	231,132	163,127	68,005	41.7%
Total subscribers	2,278,433	2,155,983	122,450	5.7%
Fibe TV	479,430	248,298	231,132	93.1%

Fibe TV net subscriber activations totalled 231,132 in 2013, up 41.7% from 2012. The year-over-year growth in Fibe TV subscribers was driven by a broader IPTV service footprint, compared to 2012, allowing for more effective marketing of our residential service offers and promotions, satellite TV migrations to Fibe TV, as well as by the introduction, in May 2013, of wireless receivers.

Satellite TV net customer losses increased 16.0% in 2013 to 108,682, reflecting a higher number of retail customer deactivations attributable to aggressive customer conversion offers from cable TV competitors and fewer wholesale net activations due to the roll-out of IPTV service by other competing service providers in Western and Atlantic Canada.

Total TV net subscriber activations (Fibe TV and Satellite TV combined) increased 76.3%, or 53,005, to 122,450 as a result of a higher number of Fibe TV subscriber activations in 2013 compared to 2012.

Fibe TV subscribers at December 31, 2013 totalled 479,430, nearly double the 248,298 subscribers reported at the end of 2012.

Satellite TV subscribers at December 31, 2013 totalled 1,799,003, down 5.7% from 1,907,685 subscribers at the end of 2012.

Total TV subscribers (Fibe TV and Satellite TV combined) at December 31, 2013 equalled 2,278,433, representing a 5.7% increase since the end of 2012.

BCE Inc. 2013 Annual Report 61

5 BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

The wireline telecommunications market, in aggregate, has experienced flat to relatively modest revenue growth and flat to declining EBITDA in recent years, as legacy voice service revenues continue to decline, due to technological substitution to wireless and OTT services in residential and small business markets, as well as to ongoing conversion to IP-based data services and networks by large business customers. Aggressive competition from cable companies also continues to erode traditional telephone providers’ market share of residential local telephony. In 2013, Canada’s four largest cable companies had nearly 4.3 million local residential telephony subscribers, representing a 41% market share, up two percentage points from 2012.

Competition comes from substitution of wireless services, including our own Bell Mobility and Virgin Mobile offerings, for residential local and long distance services. Approximately 21% of households in Ontario and Québec are estimated to be wireless-only.

In 2013, cable companies continued to increase the speeds of their Internet offerings, while promoting aggressive customer acquisition offers. At the end of the year, the four largest cable companies had 5.9 million Internet subscribers, representing 56% of the total Internet market, while incumbent local exchange carriers (ILECs) held the remaining 44% or 4.7 million subscribers.

ILECs offering IPTV service grew their subscriber base by 37% in 2013 to reach nearly 1.6 million customers, primarily driven by strong subscriber acquisition at Bell and TELUS. This growth came at the expense of Canada’s four largest cable companies, who saw their TV market share in 2013 decline 3 percentage points to 61%.

COMPETITORS

Cable TV providers offering cable TV, Internet and cable telephony services, including:

  Rogers in Ontario

  Vidéotron in Québec

  Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco) in Ontario and Québec

  Shaw Communications Inc. (Shaw) in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario

  Shaw Direct, providing DTH satellite TV service nationwide

  EastLink in every province, except Saskatchewan where it does not provide cable TV and Internet service

ILEC carriers TELUS and MTS provide local, long distance and IPTV services in various regions, as well as wholesale products and services across Canada.

Various others (such as Vonage Canada (a division of Vonage Holdings Corp.) (Vonage) and Primus) that offer resale or VoIP-based local, long distance and Internet services.

OTT voice and video services such as Skype, Netflix and iTunes.

Digital media streaming devices such as Apple TV and Roku.

Business voice and data services:

  Other Canadian ILECs and cable TV operators

Substitution to wireless services, including those offered by Bell ICT solutions:

  Systems integrators such as CGI Group Inc., EDS division of HP Enterprise Services and IBM

  Outsourcers and professional service firms

Wholesale competitors include cable operators, domestic CLECs, U.S. or other international carriers for certain services, and electrical utility-based telecommunications providers.

62 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

INDUSTRY TRENDS

INVESTMENT IN BROADBAND FIBRE DEPLOYMENT
In recent years, ILECs have made substantial investments in deploying FTTN and FTTH within their territories. These investments have enabled the delivery of IPTV service in order to better compete with cable TV offerings in urban areas. IPTV is considered a superior video product to traditional cable TV given innovative features such as a next-generation user interface, Whole Home PVRs and wireless receivers. FTTN enables speeds of up to 25 Mbps, which can be doubled to 50 Mbps with pair bonding, while FTTH delivers broadband speeds of up to 175 Mbps, higher than any other technology.

WIRELESS SUBSTITUTION
Wireless substitution has become the most significant driver of residential NAS losses and voice revenue declines for telecommunication companies. Wireless-only households were estimated to represent approximately 21% of households in Canada at the end of 2013, compared to approximately 40% in the United States. Wireless substitution has been increasing at a faster rate in the U.S. than in Canada, due to structural differences as well as economic disparities. To mitigate the impact of wireless substitution, wireline service providers have been packaging voice services with Internet and TV and offering discounted triple-play bundles. Wireless substitution is expected to continue to steadily increase in 2014.

TV EVERYWHERE
The growing popularity of watching TV anywhere is expected to continue as customers adopt services that enable them to view content on multiple screens, including computers, smartphones and tablets, as well as on their TVs. OTT content providers are competing for share of viewership. To date, these OTT services have largely complemented existing TV services. However, to mitigate the threat of video substitution, TV and Internet service providers (ISPs) have begun to create and launch TV Everywhere solutions that provide authentication features controlling and limiting access to specific content subscribed to at the user’s residence. The launch and development of these solutions is still in the early stages and subject to ongoing discussions between content providers and broadcast distributors.

BUSINESS CUSTOMER ADOPTION OF IP-BASED SERVICES
The convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments for business customers. Telecommunications companies are providing professional and managed services, as well as other IT services and support, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms, which provide combined IP voice, data and video solutions, creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the continuing shift from legacy to IP-based services. The evolution of IT has created significant opportunities for Bell Business Markets, such as cloud services and data hosting, that can have greater business impact than traditional telecommunications services.

BUSINESS OUTLOOK AND ASSUMPTIONS

2014 OUTLOOK

TV and Internet customer expansion, higher penetration of three-product households and gradually improving business markets performance, consistent with stronger economic growth and employment rates, is expected to drive improved year-over-year wireline revenue results in 2014.

We also expect Bell Wireline’s EBITDA trajectory to improve in 2014, driven by the increasing scale of Fibe TV, fewer residential net subscriber losses as our IPTV footprint further expands to cover approximately 5 million households, the positive impact of product enhancements and flow-through of residential service price increases, as well as further cost savings. These operating cost savings are expected to offset costs related to growth in Fibe TV subscriber activations, ongoing erosion of high-margin wireline voice revenues and any revenue shortfalls in our Business Markets unit, supporting our objective of maintaining Bell’s consolidated EBITDA margin relatively stable.

Targeted retention and service bundle offers, customer winbacks and better service execution are expected to contribute to an improvement in residential NAS line losses year over year.

Increased TV subscriber acquisition is expected through higher projected customer adoption of Fibe TV as we further extend our IPTV broadband fibre footprint in areas of Ontario and Québec. We also intend to seek greater penetration within the MDU market and capitalize on our extensive retail distribution network, which includes The Source, and to leverage our market leadership position in high-definition (HD) programming to drive incremental subscriber growth and higher revenue per customer.

BCE Inc. 2013 Annual Report 63

5 BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Internet subscriber acquisition is expected to improve in 2014 through increased fibre coverage and speeds as we leverage the speed and reliability of our broadband Internet network to drive greater Fibe TV expansion and Internet attach rates. This is expected to have an associated positive impact on ARPU growth and customer churn.

We also aim to continue investing significantly in broadband infrastructure and fibre expansion and upgrades to support our Fibe TV and residential Internet services, as well as new business solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications and security services. We intend to pursue pricing methods that allow us to cover the capital costs of upgrading the network, providing new services and expanding capacity to meet growing data consumption.

ASSUMPTIONS

  Increasing wireless and Internet-based technological substitution

  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas

  Stabilizing residential NAS line erosion rate as we leverage our broadband investment in Fibe TV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services

  Higher revenue per household and flow-through of price increases across residential products from increasing penetration of three-product households

  Faster pace of employment growth and stronger economic outlook compared to 2013

  Continued business customer migration to IP-based systems

  Ongoing competitive reprice pressures in our business and wholesale markets

  Ability to realize cost savings from management workforce attrition and retirements, call centre efficiencies, field service productivity improvements, reduction in supplier contract rates, lower print and mail costs, content cost management and reducing traffic that is not on our own network

  Growing consumption of OTT TV services and streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment

KEY GROWTH DRIVERS

  Increasing Fibe TV penetration of IPTV households reached

  Higher market share of industry TV and Internet subscribers

  Greater penetration of three-product households

  Faster pace of economic expansion and employment growth driving increased business customer spending, new business formation and higher demand for connectivity and other ICT services

  Expansion of our customer relationships to drive higher revenue per customer

  Ongoing service innovation and product value enhancements

  Improved customer retention

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks which specifically affect the Bell Wireline segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business Risks.

AGGRESSIVE COMPETITION

RISK

  The intensity of competitive activity from incumbent operators, cable companies and non-traditional players

IMPACT

  Aggressive offers could lead to higher churn, and increased retention expenses and use of promotional competitive offers to keep customers, all of which would put pressure on Bell Wireline’s EBITDA

PRODUCT SUBSTITUTION DRIVING NAS EROSION

RISK

  Increasing wireless and Internet-based technological substitution

IMPACT

  Technological substitution could accelerate year-over-year residential NAS line losses

  Integration of long distance services into base wireless plans may accelerate wireless substitution

TV SUBSCRIBERS PENETRATION

RISK

  Traditional TV viewing model (subscription for bundled programs) challenged by increasing number of viewing options available in the market

IMPACT

  Declining TV subscribers and penetration as a result of BDUs’ offerings and increasing number of OTT providers

  BDUs may offer smaller and/or less expensive packaging options to attract subscribers

  Proliferation of IP-based products, including OTT content offerings, may accelerate disconnecting of TV services or reduction of TV spending

64 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

5.3 BELL MEDIA

BELL MEDIA MADE A SIGNIFICANT CONTRIBUTION IN 2013 TO CONSOLIDATED REVENUES, EBITDA AND CASH FLOW GROWTH, SUPPORTED BY OUR ACQUISITION OF ASTRAL. ASTRAL ENHANCES BELL’S GROWTH MIX PROFILE, WHILE STRENGTHENING OUR COMPETITIVE POSITION IN ENGLISH AND FRENCH MEDIA MARKETS ACROSS CANADA.

KEY ELEMENTS OF RELEVANT STRATEGIC IMPERATIVES

EXPAND MEDIA LEADERSHIP

2013 PROGRESS

  Completed the acquisition of Astral on July 5, 2013, which enhances Bell Media’s competitive position, especially in the Québec marketplace

  Achieved the highest TV ratings in all seasons for CTV, Bell Media’s conventional TV property, which was the most-watched Canadian TV network for the 12th year in a row, with a majority of the Top 20 programs nationally in all key demographics

  Broadcasted 6 of the top 10 new shows for the first 12 weeks of the 2013 Fall season

  Launched the CTV GO app, enabling customers to access more than 3,000 hours of programming from CTV and CTV Two on their smartphones, tablets and computers at no additional charge. We also launched TMN GO, the first ever Canadian TV Everywhere product from a broadcaster to offer premium, on-demand programming, as well as Bravo GO

  Created and produced new Canadian shows, including The Amazing Race Canada

  Concluded agreements for long-term sports broadcasting rights, including with two Canadian NHL teams (Montréal Canadiens and Ottawa Senators), NFL, CFL, and Vancouver Whitecaps FC

2014 FOCUS

  Maintain strong audience levels and ratings across all TV and radio properties

  Reinforce industry leadership in conventional TV, pay TV, sports media and radio

  Develop in-house production and content creation for distribution and utilization across all platforms and screens

  Expand live and on-demand content through TV Everywhere services

  Grow French media properties

  Leverage cross-platform sales and sponsorship

ACHIEVE A COMPETITIVE COST STRUCTURE

2013 PROGRESS

  Achieved operating cost savings from tightly managed labour, general and administrative, and marketing and sales expenses (excluding Astral)

2014 FOCUS

  Realize fully the cost synergies from the integration of Astral

BCE Inc. 2013 Annual Report 65

5 BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

FINANCIAL PERFORMANCE ANALYSIS

2013 PERFORMANCE HIGHLIGHTS

BELL MEDIA REVENUE
(IN $ MILLIONS)

+17.1%

$2,183
$2,557
2012
2013

BELL MEDIA EBITDA
(IN $ MILLIONS)

+21.7%

$561
$683
2012
2013

CTV IS THE MOST-WATCHED CANADIAN TV NETWORK

12 of top 20 programs

NATIONALLY AMONG ALL VIEWERS
2012/13 BROADCAST YEAR

BELL MEDIA
2013 REVENUE MIX
(PRODUCT)

4%
29%
67%
Advertising
Subscriber
Other

BELL MEDIA
2013 REVENUE MIX
(LINE OF BUSINESS)

2%
12%
86%
TV
Radio
Out-of-Home

BELL MEDIA RESULTS

REVENUE

	2013	2012	$ CHANGE	% CHANGE
Total external revenues	2,342	2,022	320	15.8%
Inter-segment revenues	215	161	54	33.5%
Total revenue	2,557	2,183	374	17.1%

Bell Media revenues increased 17.1% in 2013, due primarily to the acquisition of Astral, which contributed significantly to overall advertising and subscriber fee revenues in the second half of the year. This was partly offset by revenues generated from Bell Media’s broadcast of the London Summer Olympic Games in 2012 that did not recur in 2013.

Advertising revenues in 2013, excluding Astral and the favourable impact of the Olympics in 2012, modestly decreased year over year:

  Relatively stable conventional TV revenues year over year, even as advertising demand for the conventional TV industry as a whole continued to be adversely affected by declining audience levels

  Higher viewership levels for non-sports specialty TV, driven by increases at Comedy and Bravo

  Sports specialty TV advertising revenues increased modestly, year over year, supported by greater viewer interest in the NHL and other sports content broadcast by TSN and RDS

  Radio advertising sales declined due to increased competition in many key markets, reduced advertising spending across certain industry sectors, and the impact of radio asset divestitures in Toronto, Calgary and Winnipeg mandated by the CRTC

Subscriber fee revenues in 2013, excluding Astral, increased compared to 2012, due to the favourable impact of rate increases charged to BDUs through renegotiated agreements for certain non-Astral Bell Media specialty TV services and higher revenues from new mobile content deals.

66 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

OPERATING COSTS AND EBITDA

	2013	2012	$ CHANGE	% CHANGE
Operating costs	(1,874)	(1,622)	252	15.5%
EBITDA	683	561	122	21.7%
EBITDA margin	26.7%	25.7%		1.0%

Bell Media operating costs increased 15.5%, or $252 million, in 2013, mainly as a result of the acquisition of Astral and higher amortization of the fair value of certain programming rights in 2013, resulting from a $22 million net non-cash reduction recorded in 2012. Higher TV programming costs, and the return of pre season and regular season hockey to the TSN and RDS programming schedules following the NHL lockout in 2012, also contributed to higher Media operating costs in 2013. TV programming and production costs incurred in 2012 for our broadcast of the London 2012 Olympic Games partly mitigated the year-over-year increase in Bell Media operating costs in 2013.

Bell Media EBITDA increased 21.7% in 2013, due to higher year-over-year operating revenues as described above, partly offset by higher operating costs and the acquisition of Astral.

BELL MEDIA OPERATING METRICS

  CTV ended the 2012/13 broadcast year with more top 10, top 20 and top 30 shows than any other Canadian conventional TV network, according to BBM Canada data, making it the most-watched Canadian TV network for the 12th year in a row

  CTV consistently reported the strongest ratings in all seasons in 2013, holding a majority of the top 20 programs nationally among all viewers

  In the key primetime hours, CTV’s average audience was 56% higher than its closest conventional TV competitor in the 2012/2013 broadcast year

  Bell Media’s specialty TV properties, led by TSN, RDS, Comedy, E!, MTV and Discovery, reached 85% of all English specialty and pay TV viewers in the average week during 2013

  Bell Media ranked third behind Google (which includes YouTube) and Facebook for video views, third in time spent viewing video, and eighth in unique visitors among all online properties in Canada, ahead of any Canadian-owned competitor

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

The Canadian media industry is highly competitive, with competitors having significant scale and financial resources. In recent years, there has been increased consolidation of traditional media assets across the Canadian media landscape. The majority of players have become more vertically integrated to better enable the acquisition and monetization of premium content.

Bell Media competes in the TV, radio and OOH advertising markets:

  TV: The TV market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers

  Radio: Competition within the radio broadcasting industry occurs primarily in discrete local market areas among individual stations

  OOH: The Canadian OOH advertising industry is fragmented, consisting of a few large companies, as well as numerous smaller and local companies operating in a few local markets

Consumers have also been shifting their media consumption towards digital media, mobile device usage and on-demand content. This has caused new business models to emerge and advertisers to shift portions of their spending to digital platforms.

BCE Inc. 2013 Annual Report 67

5 BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

COMPETITORS

TV

  Conventional Canadian TV stations (local and distant signals) and specialty and pay channels, such as those owned by Shaw, Corus, Rogers, TVA Group Inc., Canadian Broadcasting Corporation (CBC)/Société Radio-Canada (SRC) and Remstar Corp (V)

  U.S. conventional TV stations and specialty channels

  OTT providers such as Netflix and Apple

Radio

  Large radio operators, such as Rogers, Corus, Cogeco and Newcap that also own and operate radio station clusters in various local markets

  Radio stations in specific local markets

  Satellite radio provider SiriusXM

  Newer technologies such as online music information services, music downloading, portable devices that store and play digital music and online music streaming services

  Other media such as newspapers, magazines, TV, outdoor advertising and the Internet

OOH Advertising

  Large outdoor advertisers, such as Pattison and CBS Television Network (CBS)

  Numerous smaller and local companies operating a limited number of display faces in a few local markets

  Other media such as TV, radio, print media and the Internet

INDUSTRY TRENDS

RAPID CHANGES IN CONNECTIVITY AND CONSUMER BEHAVIOUR

Technology used in the media industry continues to evolve rapidly, which has led to alternative methods for the distribution, storage and consumption of content. These technological developments have driven and reinforced changes in consumer behaviour as consumers seek more control over when, where and how they consume content. For example, consumer electronics innovations have enabled consumers to view Internet-delivered content on TVs, computers, tablets, smartphones and other mobile electronic devices. The number of Canadian users that are connected to the Internet through their TVs is growing as connection becomes easier and more affordable. These changes in technology and consumer behaviour have resulted in a number of challenges for content aggregators and distributors. For example, technological developments may disrupt traditional distribution platforms by enabling content owners to provide content directly to distributors and consumers, thus bypassing traditional content aggregators such as Bell Media and distributors such as Bell TV.

(1)	Broadcast year-end at August 31, 2013.

68 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

GROWTH OF ONLINE ALTERNATIVES TO TRADITIONAL TV

Consumers now have improved access to online entertainment and information alternatives that did not exist a few years ago. While linear TV was the only way to access consumer prime time programming in the past, many people today watch TV in non-traditional ways for at least a portion of their viewing. In particular, today’s viewers are consuming more content online, watching less scheduled programming live, time-shifting original broadcasts through PVRs, viewing more TV on mobile devices, and catching up on past programming on demand. In addition, many consumers are spending considerable time with online alternatives to traditional TV. This is evident in the growing popularity of OTT video services like Netflix. To date, these OTT services have largely complemented existing TV services. Media companies are evolving their content and launching their own solutions to better compete with these non-traditional offerings through services such as Bell Media’s new service TV Everywhere. Changing content consumption patterns and growth of alternative providers could exert downward pressure on rates and advertising revenues for traditional media broadcasters and distributors such as Bell Media. However, live sports and special events should continue to draw audiences and advertisers, which is expected to result in pricing pressure on future broadcasting rights on all platforms, including digital, for such programming.

BUSINESS OUTLOOK AND ASSUMPTIONS

2014 OUTLOOK

Bell Media revenue, EBITDA and cash flow are projected to increase in 2014. The inclusion of a full year of operating results from Astral, combined with the realization of operational and cost synergies associated with that acquisition, is expected to contribute significantly to this year-over-year growth. We will continue to carefully manage costs by leveraging assets, achieving productivity gains and pursuing operational efficiencies across all of our properties. The anticipated increase in overall revenues and EBITDA will also be tempered by retroactive rate increases recognized in 2013, consisting of specialty TV rate increases and retransmission royalties. We also plan to continue to invest in premium content for all four screens.

Advertising markets are expected to remain relatively stable throughout 2014; however, we expect softness in the first quarter as advertising demand shifts to the main broadcaster of the Sochi 2014 Olympic Games. Growth in subscriber revenue is expected to be generated from the flow-through of 2013 rate increases for certain specialty TV services.

In conventional TV, we intend to leverage the strength of our market position to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Success in this area requires that we focus on a number of factors, including:

  Successfully acquiring high-rated programming and differentiated content

  Building and maintaining strategic supply arrangements for content on four screens

  Producing and commissioning high quality Canadian content, including market-leading news, enhancements through investments in HD broadcasting and improvements to our news programming

In sports specialty TV, we will aim to continue delivering premium content and exceptional viewing experiences to our viewers. Investment in the integration of our digital platforms will be an integral part of our strategy to further engage viewers. We anticipate costs to secure content will increase as we face greater competition from both new and established entrants and as market rates for live sports content generally increase. While we were unsuccessful in our bid to extend our NHL Hockey national broadcasting rights, which expire at the end of the 2013/2014 NHL season, we have secured key hockey and other sports content that is important to Canadians. We intend to continue creating innovative high-quality productions in the areas of sports news and editorial coverage.

In non-sports specialty TV, audiences and advertising revenues are expected to be driven by investment in quality programming and production, as well as ongoing development of key brand partnership initiatives on our existing services. We also intend to strengthen our pay TV offerings.

  Our English-language specialty services will attempt to capitalize on Space, Bravo and Discovery’s leading position in the market, and we will focus on rebuilding audiences and revitalizing the brands and content of our TV services that appeal to younger viewers

  In our French-language specialty services, we will leverage our newly-launched Canal D Investigation channel that features reality documentaries and crime dramas.

In radio, we will seek to grow our TSN Sports radio brand further through our partnerships with several NHL franchises, including the Toronto Maple Leafs, the Montréal Canadiens, the Ottawa Senators, and the Winnipeg Jets. We will also pursue the expansion of our TSN footprint in other markets. Additionally, in conjunction with local TV assets, we will pursue opportunities that can leverage our promotional capabilities, provide an expanded platform for content sharing, and offer synergistic colocation opportunities where practical.

In our OOH operations, we plan to leverage the strength of our products to provide advertisers premium opportunities in Toronto, Vancouver and Montréal. We will also continue to seek new opportunities in digital markets.

ASSUMPTIONS

  Relatively stable advertising market

  Escalating costs to secure TV programming and sports content

  Ability to successfully acquire highly rated programming and differentiated content

  Market rates for specialty content generally increasing

  Building and maintaining strategic supply arrangements for content on all four screens

  Full realization of cost synergies from the integration of Astral into Bell Media

  No material financial, operational and competitive consequences of adverse changes in media regulation

BCE Inc. 2013 Annual Report 69

5 BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

KEY GROWTH DRIVERS

  Stronger economic growth that drives increased advertiser demand and spending, particularly in the key automotive, entertainment equipment, telecommunications and consumer goods sectors

  Higher audience levels from strong ratings maintained across all TV and radio properties, as well as from securing multi-platform rights

  Investing in the best content, including more in-house productions

  Completion of Astral integration to fully realize synergies

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks which specifically affect the Bell Media segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business Risks.

AGGRESSIVE COMPETITION

RISK

  The intensity of competitive activity from traditional TV services, as well as from new technologies and alternative distribution platforms such as OTT content offerings, video on demand, personal video platforms and video services over mobile devices and the Internet

IMPACT

  The level of competitive activity could have an adverse impact on the level of audience acceptance for Bell Media’s TV services

  Our inability to acquire popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

ADVERTISING REVENUE UNCERTAINTY

RISK

  Advertising is heavily dependent on economic conditions and viewership

IMPACT

  Economic uncertainty reduces advertisers’ spending

  Increased fragmentation of the advertising market given the increasing adoption of new technologies and alternative distribution platforms increases Bell Media’s risk of losing advertising revenue

RISING CONTENT COSTS

RISK

  Ability to secure key content to drive revenues and subscriber growth going forward

IMPACT

  Rising programming costs could require us to incur unplanned expenses and put negative pressure on EBITDA

70 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

5.4 BELL ALIANT

BELL ALIANT IS INVESTING IN THE BEST BROADBAND FIBRE TECHNOLOGY AVAILABLE TO OFFER THE MOST VALUE TO TV AND INTERNET CUSTOMERS, TO HELP OFFSET THE EFFECTS OF CONTINUED DECLINES IN THE TRADITIONAL VOICE BUSINESS AND INTENSIFIED COMPETITION.

KEY ELEMENTS OF BELL ALIANT’S STRATEGIC IMPERATIVES

Bell Aliant’s vision is to be the leading communications provider in the markets it serves by pursuing its five key strategic imperatives. Bell Aliant believes these strategies will continue to support its financial performance as it manages the critical balance between improving services, offering enhanced solutions to its customers and increasing productivity and profitability.

GROW BROADBAND

2013 PROGRESS

  Expanded FTTH network footprint to an additional 150,000 homes and businesses, bringing total coverage to 806,000 customer premises

  Completed a three-year program to build a 2,040 kilometre fibre network that will service more than 20 First Nations communities in the remote regions of northwestern Ontario

2014 FOCUS

  Continue to expand FTTH network to pass more than 1 million homes and businesses

IMPROVE THE CUSTOMER EXPERIENCE

2013 PROGRESS

  Improved online self-serve capabilities

  Enhanced the FibreOP TV experience with the launch of wireless receivers, allowing customers to move their TV and set-top box throughout the home

2014 FOCUS

  Improve further processes, tools and training to enhance overall service to make every customer interaction consistent and exceptional

RETAIN CUSTOMERS

2013 PROGRESS

  Launched Bell Aliant UC, a unified communications solution that enables customers to seamlessly connect their desktop and mobile devices

  Launched a new home security and monitoring service, Bell Aliant NextGen Home Security, providing remote management via web portal and mobile devices, appliance controls and secure video monitoring

  Enhanced TV offerings by adding 40 new HD channels, bringing total number of HD channels to 137

  Achieved highest level of high-speed Internet customer net activations since 2010 and highest IPTV customer net additions to date

2014 FOCUS

  Increase penetration of FibreOP services, provide competitive bundle offers, and provide new and enhanced products and services

RESET THE COST STRUCTURE

2013 PROGRESS

  Introduced a voluntary retirement offer for eligible employees

  Achieved procurement savings and productivity initiatives that mitigated additional costs associated with growing and supporting the FibreOP customer base

2014 FOCUS

  Continue to pursue cost reductions through productivity initiatives, procurement improvements and cost controls to meet financial targets

ENGAGE EMPLOYEES

2013 PROGRESS

  Received three employer awards in 2013: Bell Aliant was named as one of Atlantic Canada’s Top Employers, one of Canada’s Top Employers for Young People, and one of the Best Employers for New Canadians

2014 FOCUS

  Continue to promote a high performance culture by recognizing top talent and further developing leadership skills at all levels, while ensuring succession plans are in place

BCE Inc. 2013 Annual Report 71

5 BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

FINANCIAL PERFORMANCE ANALYSIS

2013 PERFORMANCE HIGHLIGHTS

BELL ALIANT RESULTS

REVENUE

	2013	2012	$ CHANGE	% CHANGE
Local and access	1,109	1,168	(59)	(5.1%)
Long distance	286	322	(36)	(11.2%)
Data	887	809	78	9.6%
Wireless	97	94	3	3.2%
Equipment and other	131	134	(3)	(2.2%)
Total external revenues	2,510	2,527	(17)	(0.7%)
Inter-segment revenues	249	234	15	6.4%
Total revenue	2,759	2,761	(2)	(0.1%)

72 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

Bell Aliant operating revenues remained relatively stable in 2013, decreasing 0.1%, as growth in data revenues was offset by lower local and access and long distance revenues.

  Local and access revenues decreased 5.1% in 2013, as a result of the ongoing reduction in Bell Aliant’s NAS customer base and the effect of competition and bundling services

  Long distance revenues were down 11.2% in 2013. The decline was the result of lower NAS and lower overall conversation minutes, due to substitution of traditional wireline service with e-mail, wireless calling and VoIP services, as well as customer migration from per-minute plans to flat rate plans

  Data revenues increased 9.6% in 2013, due to strong growth in Internet and IPTV revenues, as well as to higher IP connectivity revenues. Higher Internet revenues were driven by customer growth, reflecting continued steady demand for FibreOP services, as well as growth in residential Internet ARPU resulting from increased customer adoption of higher bandwidth plans and price increases. Higher IPTV service revenues were driven by growth in Bell Aliant’s FibreOP TV customer base and the expiry of promotional pricing offers

  Wireless revenues were 3.2% higher in 2013 as a result of wireless customer growth over the past year, partly offset by a modest decrease in ARPU reflecting aggressive competitive pricing

  Equipment and other revenues decreased 2.2% in 2013, as a result of lower telecommunications equipment sales and rentals

OPERATING COSTS AND EBITDA

	2013	2012	$ CHANGE	% CHANGE
Operating costs	(1,487)	(1,469)	18	1.2%
EBITDA	1,272	1,292	(20)	(1.5%)
EBITDA margin	46.1%	46.8%		(0.7%)

Bell Aliant operating costs increased 1.2% in 2013, reflecting increased marketing and sales expenses attributable to growth in FibreOP customers and higher TV content costs resulting from IPTV customer growth. Lower general and administrative expenses, driven by procurement savings and productivity initiatives, partly offset the increase in operating costs compared to 2012.

Bell Aliant EBITDA decreased 1.5% in 2013, mainly as a result of higher operating costs. EBITDA margin declined by 7 basis points in 2013 to 46.1% as continued declines in higher-margin voice revenues and higher operating costs were not offset fully by growth in lower-margin data service revenues.

BELL ALIANT OPERATING METRICS

	2013	2012	CHANGE	% CHANGE
NAS LINES
Residential	1,462,462	1,571,199	(108,737)	(6.9%)
Business	890,858	920,171	(29,313)	(3.2%)
Total	2,353,320	2,491,370	(138,050)	(5.5%)
NAS NET LOSSES
Residential	(108,737)	(107,671)	(1,066)	(1.0%)
Business	(29,313)	(29,734)	421	1.4%
Total	(138,050)	(137,405)	(645)	(0.5%)
HIGH-SPEED INTERNET
High-speed Internet net activations	33,679	22,894	10,785	47.1%
High-speed Internet subscribers	952,093	918,414	33,679	3.7%
FibreOP Internet customers included in High-Speed Internet customers	183,971	112,203	71,768	64.0%
TV
Net subscriber activations	55,063	45,960	9,103	19.8%
Total Subscribers	178,083	123,020	55,063	44.8%
FibreOP TV	158,044	96,831	61,213	63.2%
WIRELESS
Subscribers	146,698	143,858	2,840	2.0%

BCE Inc. 2013 Annual Report 73

5 BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

NAS net losses were a result of competitive losses driven by aggressive pricing by competitors and continued customer substitution to wireless and IP-based solutions. Despite intense competitive activity, NAS net losses were consistent with 2012 as there was improved retention in Bell Aliant’s residential FibreOP markets, as well as expansion into new markets, which moderated the decline in the residential customer NAS base. At December 31, 2013, Bell Aliant had 2,353,320 NAS lines, compared to 2,491,370 NAS lines at the end of 2012.

High-speed Internet subscriber net activations increased 47.1%, or 10,785 subscribers, in 2013 to 33,679, reflecting continued steady demand for FibreOP service bundles and wholesale customer gains. At December 31, 2013, Bell Aliant had 952,093 high-speed Internet subscribers, which included 183,971 FibreOP customers, compared to 918,414 subscribers at the end of 2012, which included 112,203 FibreOP customers.

IPTV net activations increased 19.8%, or 9,103 subscribers in 2013, to 55,063, as a result of increased customer demand for FibreOP TV service. At December 31, 2013, Bell Aliant had 178,083 IPTV customers, which included 158,044 FibreOP TV customers, compared to 123,020 IPTV customers at the end of 2012, which included 96,831 FibreOP TV customers.

Wireless customers totalled 146,698 at December 31, 2013, representing a 2.0% increase since the end of 2012.

COMPETITIVE LANDSCAPE AND INDUSTRY TRENDS

COMPETITIVE LANDSCAPE

Cable companies are the most significant competitive threat to Bell Aliant. At the end of 2013, its competitive footprint overlap with cable companies was approximately 75.8% of residential households in Bell Aliant’s markets, representing a 1.6 percentage point increase from 2012. In addition, the rapid development of new technologies, services and products has facilitated the entry of other competitors into Bell Aliant’s markets, enabling these competitors to offer their customers an alternative to traditional voice services through wireless and IP-based technologies. Bell Aliant actively employs marketing strategies to remain competitive in all of its operating markets and continues to innovate and develop new and enhanced services to meet the communications needs of its customers. Bell Aliant also continues to invest in its FTTH network and extend its FibreOP TV and Internet service to more communities across its operating markets.

Competition comes from substitution of wireless services, including Bell Aliant, Bell Mobility and Virgin Mobile wireless offerings, for residential local and long distance services.

COMPETITORS

Cable TV providers provide cable TV, Internet and cable telephony services, including:

  EastLink in Atlantic Canada and rural Ontario

  Rogers in Newfoundland and Labrador, New Brunswick and Ontario

  Vidéotron in rural Québec

  Cogeco in rural Québec

  Shaw in rural Ontario

  Shaw Direct, providing DTH satellite TV service nationwide

  Some smaller private cable companies in rural communities

Various other companies, such as Vonage and Primus, that offer resale or VoIP-based local, long distance and Internet services.

OTT voice and video services such as Skype, Netflix and iTunes.

Digital media streaming devices such as Apple TV and Roku.

MARKET FACTS

  There are 2.5 million households in Bell Aliant’s territory, which includes Atlantic Canada and rural Ontario and Québec

  Approximately 76% of the households in its territory have a cable telephony alternative

  Over 85% of the households in its territory have access to Bell Aliant’s high-speed Internet services; Internet penetration is estimated to be between 70% to 75% across its territories

INDUSTRY TRENDS

Bell Aliant’s operations include both wireline and wireless services. Therefore, the industry trends applicable to Bell Aliant are similar to those described under sections 5.1 Bell Wireless and 5.2 Bell Wireline in this MD&A.

BUSINESS OUTLOOK AND ASSUMPTIONS

2014 OUTLOOK

Growing broadband, specifically FTTH, is the cornerstone of Bell Aliant’s strategy. Bell Aliant’s subscriber results in markets where fibre has been deployed greatly exceed performance in markets where it does not have fibre. This reinforces Bell Aliant’s objective to expand its FTTH footprint to reach 1 million locations in 2014.

Since the middle of 2012, Bell Aliant has added a substantial number of FibreOp customers to its FTTH network. As expected, this success has led to some strong competitive reactions, specifically in New Brunswick and Newfoundland and Labrador, with extreme price discounts being offered by competitors. Bell Aliant plans to compete aggressively, where necessary, to maintain and grow customers, but this competitive activity is anticipated to pressure revenue and EBITDA growth in 2014, as it did in 2013.

74 BCE Inc. 2013 Annual Report

5 BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

Bell Aliant believes that FTTH is the best technology to meet customer requirements for the future. Although competitive pressures experienced in 2013 may delay a return to positive revenue and EBITDA growth, Bell Aliant believes that by providing the best technology available, it has the ability to become the provider of choice in its FTTH markets and that growth in FibreOP services will more than offset declines in legacy services over time. In 2014, growth in Internet and IPTV revenues is expected to continue, but likely will be offset by ongoing declines in traditional voice revenues due to intense competition and technology substitution. Bell Aliant anticipates that net NAS declines, high-speed Internet customer net additions and IPTV customer net additions will be similar to those experienced in 2013. Other revenues also will decline in 2014 as several large projects in 2013 are not expected to recur and a contact centre subsidiary ceased operations in late 2013.

Operating expenses in 2014 are expected to remain consistent with 2013 levels, as savings from productivity initiatives and lower current service pension costs are expected to offset higher spending on TV content costs resulting from a growing TV customer base and normal inflationary pressures. As a result, EBITDA is expected to decrease in 2014.

Capital expenditures in 2014 are expected to remain at elevated levels. Higher spending on FTTH footprint expansion in 2014, compared to 2013, and new FibreOP customer connections in 2014 are expected to be offset by lower spending on copper network replacement and large customer network projects that were completed in 2013. Bell Aliant intends to pass 190,000 to 200,000 incremental homes and businesses with FTTH.

As a result, free cash flow in 2014 is expected to be impacted by lower EBITDA, higher cash income taxes paid, lower cash from changes in working capital and continued elevated capital expenditures.

ASSUMPTIONS

  Economy continues to rebound

  Competitive activity in both consumer and business will continue to be intense

  Wireless substitution for wireline services will increase in Bell Aliant markets, but is expected to lag other regions of Canada

  NAS net decline stabilizing

  Steady demand for FibreOP service driving Internet and IPTV customer acquisition at similar levels as 2013

  Cost reductions achieved through productivity initiatives will continue, largely offsetting cost increases associated with growth in IPTV customers and associated TV content costs and normal inflationary pressures

KEY GROWTH DRIVERS

  Continued expansion of the FTTH network

  Increasing customer adoption of FibreOP Internet and FibreOP TV services

  Lower residential customer churn

  Increased spending by business customers

PRINCIPAL BUSINESS RISKS

This section discusses certain principal business risks which specifically affect the Bell Aliant segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business Risks.

INCREASING COMPETITION

RISK

  The intensity of competitive activity from cable companies and other competitors

IMPACT

  Aggressive offers and technological substitution could lead to higher customer churn and increased retention costs through use of promotional offers to keep customers

  Inability to make continued investments in FTTH networks which enable the provision of new products and services to meet the advanced technological needs of customers

COST MANAGEMENT

RISK

  Cost structure does not support the shift in product mix towards growth services

IMPACT

  It may be difficult to improve customer service while reducing costs through productivity initiatives

  Capital investments may not be effective in delivering the planned operational efficiencies

FINANCING AND FREE CASH FLOW

RISK

  Unable to balance cash allocation decisions

IMPACT

  Reduced flexibility in accessing the capital and/or commercial credit markets

  The level of dividends, capital expenditures or other strategic uses of cash may vary

BCE Inc. 2013 Annual Report 75

6 FINANCIAL AND CAPITAL MANAGEMENT	MD&A

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

6.1 NET DEBT(1)

	2013	2012	$ CHANGE	% CHANGE
Debt due within one year (2)	2,571	2,136	435	20.4%
Long-term debt	16,341	13,886	2,455	17.7%
Preferred shares (3)	1,698	1,698	–	0.0%
Cash and cash equivalents	(335)	(129)	(206)	n.m.
Net debt	20,275	17,591	2,684	15.3%

(1)	Net debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP Financial measures – Net debt in this MD&A for more details.
(2)	Includes bank advances, notes payable and loans secured by trade receivables.
(3)	50% of outstanding preferred shares of $3,395 million in 2013 and 2012, respectively, are classified as debt consistent with the treatment by some credit rating agencies. n.m.: not meaningful

The increase of $2,890 million in debt due within one year and long-term debt was due to:

  The issuance of Series M-26, M-27, M-28 and M-29 MTN debentures at Bell Canada with a total principal amount of $3 billion

  $1 billion drawn under Bell Canada’s unsecured committed term acquisition credit facility to fund a portion of the purchase price of Astral

  The issuance of MTNs at Bell Aliant with a total principal amount of $400 million

  The assumption of $397 million of debt as part of the acquisition of Astral

  An increase in our finance lease obligations of $322 million

  An increase in our notes payable and bank advances (net of repayments) of $274 million partly offset by:

  Early redemption of Series M-20 MTN debentures at Bell Canada amounting to $1 billion

  $432 million of payments under finance leases

  $400 million early redemption of Series 3 MTNs at Bell Aliant

  $397 million repayment of debt assumed on the acquisition of Astral

  $150 million early redemption of Series EA debentures at Bell Canada

  $70 million repayment of Series AA debentures at Bell Aliant

The increase in cash and cash equivalents of $206 million was due to free cash flow of $2,571 million, a net increase in debt of $2,215 million and the issuance of preferred shares by Bell Aliant to non-controlling interest (NCI) of $230 million, partly offset by the purchase cost of Astral of $2,844 million and dividends paid on common shares of $1,795 million.

6.2 OUTSTANDING SHARE DATA

COMMON SHARES OUTSTANDING	NUMBER OF SHARES
Outstanding, January 1, 2013	775,381,645
Shares issued under employee stock option plan	420,822
Shares issued under employee savings plan	90,089
Outstanding, December 31, 2013	775,892,556

		WEIGHTED AVERAGE
STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	EXERCISE PRICE ($)
Outstanding, January 1, 2013	5,310,356	37
Granted	2,993,902	44
Exercised	(420,822)	30
Forfeited	(13,205)	40
Outstanding, December 31, 2013 (1)	7,870,231	40

(1)	None of the options were vested at December 31, 2013.

At March 6, 2014, 777,093,077 common shares and 9,927,091 stock options were outstanding.

76 BCE Inc. 2013 Annual Report

6 FINANCIAL AND CAPITAL MANAGEMENT	MD&A

6.3 CASH FLOWS

	2013	2012	$ CHANGE	% CHANGE
Cash flows from operating activities	6,476	5,560	916	16.5%
Bell Aliant dividends paid to BCE	191	191	–	0.0%
Capital expenditures	(3,571)	(3,515)	(56)	(1.6%)
Cash dividends paid on preferred shares	(127)	(133)	6	4.5%
Cash dividends paid by subsidiaries to non-controlling interest	(283)	(340)	57	16.8%
Acquisition costs paid	80	101	(21)	(20.8%)
Voluntary defined benefit pension plan contributions	–	750	(750)	(100.0%)
Bell Aliant free cash flow	(195)	(186)	(9)	(4.8%)
Free cash flow (1)	2,571	2,428	143	5.9%
Bell Aliant free cash flow, excluding dividends paid	4	(5)	9	n.m.
Business acquisitions	(2,850)	(13)	(2,837)	n.m.
Acquisition costs paid	(80)	(101)	21	20.8%
Voluntary defined benefit pension plan contributions	–	(750)	750	100.0%
Increase in investments	(3)	(593)	590	99.5%
Other investing activities	23	20	3	15.0%
Net issuance (repayment) of debt instruments	2,215	486	1,729	n.m.
Reduction in securitized trade receivables	(14)	(15)	1	6.7%
Premiums on early redemption of debt	(55)	–	(55)	n.m.
Issue of common shares	13	39	(26)	(66.7%)
Issue of preferred shares	–	280	(280)	(100.0%)
Issue of equity securities by subsidiaries to non-controlling interest	230	11	219	n.m.
Repurchase of common shares	–	(107)	107	100.0%
Cash dividends paid on common shares	(1,795)	(1,683)	(112)	(6.7%)
Other financing activities	(53)	(45)	(8)	(17.8%)
Net increase (decrease) in cash and cash equivalents	206	(48)	254	n.m.

(1)	Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2 Non-GAAP Financial Measures – Free Cash Flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.
n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES

The increase in BCE’s cash flows from operating activities was due to:

  A decrease of $851 million in contributions to DB pension plans due to voluntary contributions made in 2012 of $750 million and $100 million at Bell and Bell Aliant, respectively

  An increase of $268 million in EBITDA, exclusive of post-employment benefit plans service cost

  Partly offset by higher income taxes paid of $190 million

CAPITAL EXPENDITURES

	2013	2012	$ CHANGE	% CHANGE
Bell	3,001	2,923	78	2.7%
Capital intensity ratio	16.6%	16.6%		0.0%
Bell Aliant	570	592	(22)	(3.7%)
Capital intensity ratio	20.7%	21.4%		(0.7%)
BCE	3,571	3,515	56	1.6%
Capital intensity ratio	17.5%	17.6%		(0.1%)

BCE Inc. 2013 Annual Report 77

6 FINANCIAL AND CAPITAL MANAGEMENT	MD&A

BCE capital expenditures were up $56 million, or 1.6%, in 2013 reflecting higher spending at Bell, partly offset by slightly lower spending at Bell Aliant. As a percentage of revenue, capital expenditures for BCE were 17.5% compared to 17.6% in 2012.

Bell capital expenditures increased $78 million, or 2.7%, corresponding to a capital intensity ratio of 16.6% which was unchanged compared to 2012. The increase was due to:

  Higher spending to support expansion of our Fibe TV service footprint

  Deployment of broadband fibre to existing residential homes and neighbourhoods, new housing developments, condominiums and other MDUs, as well as targeted businesses in Ontario and Québec

  Ongoing roll-out of 4G LTE mobile service in markets across Canada

  Expansion of wireless network capacity to accommodate increasing data usage

  Spending to support the execution of customer contracts in our Business Markets unit

  Investment in customer service to improve client care support systems and self-serve tools

  Addition of new Bell and The Source stores across Canada.

Bell Aliant capital expenditures decreased $22 million, or 3.7%, corresponding to a capital intensity ratio of 20.7% compared to 21.4% in 2012. The decrease was due to fewer incremental homes passed with its FTTH network, a reduction in central Canada FibreOP start-up costs and lower capital expenditures for legacy services.

FREE CASH FLOW

Free cash flow increased $143 million, driven mainly by higher EBITDA, offset partly by higher capital expenditures, increased interest payments from a higher average level of outstanding debt and higher taxes paid.

BUSINESS ACQUISITIONS

Business acquisitions in 2013 reflect our acquisition of Astral of $2,844 million, net of $32 million of cash acquired. Refer to section 1.3, Key Corporate Developments – Acquisition of Astral.

INCREASE IN INVESTMENTS

In 2012, BCE acquired a 28% indirect equity interest in MLSE for a net cash consideration of $398 million and a 35.3% indirect equity interest in Q9 for a net cash consideration of $185 million.

DEBT INSTRUMENTS

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities, notes payable under commercial paper programs and loans securitized by trade receivables. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt. As at December 31, 2013, all of our debt was denominated in Canadian dollars. The net issuance of debt instruments of $2,215 million, net of repayments was due to:

  The issuance of Series M-26, Series M-27, Series M-28 and Series M-29 MTN debentures at Bell Canada with a total principal amount of $3 billion

  $1 billion drawn under Bell Canada’s unsecured committed term acquisition credit facility to fund a portion of the purchase price of Astral

  The issuance of MTNs at Bell Aliant with a total principal amount of $400 million

  An increase in our notes payable and bank advances, net of repayments, of $272 million partly offset by:

  Early redemption of Series M-20 MTN debentures at Bell Canada amounting to $1 billion

  $432 million of payments under finance leases

  $400 million early redemption of Series 3 MTNs at Bell Aliant

  $397 million repayment of debt assumed on the acquisition of Astral

  $150 million early redemption of Series EA debentures at Bell Canada

  $70 million repayment of Series AA debentures at Bell Aliant

In 2012, we issued $486 million of debt, net of repayments. This included the issuance of MTN debentures at Bell Canada with a total principal amount of $1 billion and issuances of notes payable and bank advances of $377 million, offset partly by the repayment of another series of MTN debentures at Bell Canada with a total principal amount of $500 million and payments under finance leases of $391 million.

PREMIUMS ON EARLY REDEMPTION OF DEBT

In 2013, Bell Canada redeemed early its Series M-20 MTN debentures and Series EA debentures, incurring charges of $28 million and $17 million, respectively, and Bell Aliant redeemed early its Series 3 MTN debentures, incurring charges of $10 million.

78 BCE Inc. 2013 Annual Report

6 FINANCIAL AND CAPITAL MANAGEMENT	MD&A

ISSUE OF PREFERRED SHARES

In 2012, BCE issued 11,200,000 Series AK Preferred Shares for gross proceeds of $280 million.

ISSUE OF EQUITY SECURITIES BY SUBSIDIARIES TO NCI

In 2013, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $230 million.

REPURCHASE OF COMMON SHARES

In 2011, BCE announced its plan to repurchase up to $250 million of its outstanding common shares through a NCIB. BCE repurchased and cancelled 2,604,439 of its common shares for a total cash outlay of $107 million under the program in 2012. The program was completed in March 2012.

CASH DIVIDENDS PAID ON COMMON SHARES

The BCE board approved increases in the common share dividend in 2013 and 2012. Accordingly, in 2013, the cash dividend paid on a BCE common share increased to $2.315 per common share, compared to a cash dividend of $2.17 per common share in 2012.

6.4 POST-EMPLOYMENT BENEFIT PLANS

For the year ended December 31, 2013, we recorded a decrease in our post-employment benefit obligations and an actuarial gain, before taxes and NCI, in OCI of $1,416 million. The change was due to a higher actual discount rate and a higher-than-expected return on plan assets.

For the year ended December 31, 2012, we recorded an increase in our post-employment benefit obligations and an actuarial loss, before taxes and NCI, in other comprehensive loss of $1,449 million. This was due to a lower actual discount rate, offset partly by a higher-than-expected return on plan assets.

6.5 CREDIT RATINGS

Credit ratings generally address the ability of a company to repay principal and pay interest on debt or dividends on issued and outstanding preferred shares.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depends on the quality of our credit ratings at the time capital is raised. Investment-grade credit ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment-grade. A ratings downgrade could result in adverse consequences for our funding capacity or ability to access the capital markets.

As of March 6, 2014, the BCE and Bell Canada ratings remained unchanged at investment-grade levels and were assigned stable outlooks from Standard & Poor’s Rating Services, DBRS Limited and Moody’s Investors Service, Inc.

KEY CREDIT RATINGS

BCE(1)
MARCH 6, 2014	DBRS	MOODY'S	S&P
Long-term debt	BBB (high)	Baa2	BBB+
Preferred shares	Pfd-3 (high)	–	P-2 (low)
BELL CANADA (1)
	DBRS	MOODY'S	S&P
Commercial paper	R-1 (low)	P-2	A-2
Long-term debt	A (low)	Baa1	BBB+
Subordinated long-term debt	BBB	Baa2	BBB

(1)	These credit ratings are not recommendations to buy, sell or hold any of the securities referred to above, and they may be revised or withdrawn at any time by the assigning rating organization. Each credit rating should be evaluated independently of any other credit rating.

BCE Inc. 2013 Annual Report 79

6 FINANCIAL AND CAPITAL MANAGEMENT	MD&A

6.6 LIQUIDITY

SOURCES OF LIQUIDITY

Our cash and cash equivalents balance at the end of 2013 was $335 million. We expect that this balance, our 2014 estimated cash flows from operations, and possible capital markets financing, including commercial paper, will permit us to meet our cash requirements in 2014 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, the purchase of spectrum licences, ongoing operations and other cash requirements.

Should our 2014 cash requirements exceed our cash and cash equivalents balance, cash generated from our operations, and capital markets financings, we would cover such a shortfall by drawing under committed revolving credit facilities that are currently in place or through new facilities, to the extent available.

Our cash flows from operations, cash and cash equivalents balance, capital markets financings and credit facilities should give us flexibility in carrying out our plans for future growth, including business acquisitions and contingencies.

				COMMERCIAL PAPER
AT DECEMBER 31, 2013	TOTAL AVAILABLE	DRAWN	LETTERS OF CREDIT	OUTSTANDING	NET AVAILABLE
Committed credit facilities
Bell Canada
Revolving facility (1)	2,500	–	–	837	1,663
Unsecured committed term acquisitioncredit facility (Astral)	1,000	1,000	–	–	–
Other	286	–	240	–	46
Bell Aliant
Revolving facility (1)	750	55	193	–	502
Other	234	70	134	–	30
Total committed credit facilities	4,770	1,125	567	837	2,241
Non-committed credit facilities
Bell Canada	817	4	640	–	173
Bell Aliant	3	–	–	–	3
Total non-committed credit facilities	820	4	640	–	176
Total committed and non-committed credit facilities	5,590	1,129	1,207	837	2,417

(1)	Bell Canada’s $2,500 million revolving facility expires in November 2018 and Bell Aliant’s $750 million revolving facility expires in June 2017.

Bell Canada may issue up to $2 billion of notes under its commercial paper program, that is supported by a committed revolving bank credit facility. The total amount of this credit facility may be drawn at any time. Some of our credit agreements require us to meet specific financial ratios and to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada. We are in compliance with all conditions and restrictions.

80 BCE Inc. 2013 Annual Report

6 FINANCIAL AND CAPITAL MANAGEMENT	MD&A

CASH REQUIREMENTS

CAPITAL EXPENDITURES

In 2014, our capital spending is planned to focus on our strategic imperatives, reflecting an appropriate level of investment in our networks and services.

POST-EMPLOYMENT BENEFIT PLANS FUNDING

Our post-employment benefit plans include both DB pension and defined contribution (DC) pension plans, as well as OPEBs. The funding requirements of our post-employment benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Our expected funding for 2014 is detailed in the following table and is subject to actuarial valuations that will be completed in mid-2014. An actuarial valuation was last performed for our significant post-employment benefit plans as at December 31, 2012.

2014 EXPECTED FUNDING	BELL	BELL ALIANT	TOTAL
DB pension plans – service cost	187	45	232
DB pension plans – deficit	3	5	8
DB pension plans	190	50	240
OPEBs	75	10	85
DC pension plans	85	10	95
Total net post-employment benefit plans	350	70	420

Bell Canada closed the membership of its DB pension plans to new employees in January 2005 to reduce the impact of pension volatility on earnings over time. Generally, new employees now enrol in the DC pension plans. In 2006, we announced the phase-out, over a ten-year period, of OPEBs for all employees, which will result in Bell’s OPEBs funding being phased out gradually after 2016.

DIVIDEND PAYMENTS

In 2014, the cash dividends to be paid on BCE’s common shares are expected to be higher than in 2013 as BCE’s common share dividend increased by 6.0% to $2.47 per common share from $2.33 per common share at the end of 2013. These increases are consistent with BCE’s common share dividend policy of a target payout between 65% and 75% of free cash flow. BCE’s dividend policy and the declaration of dividends are subject to the discretion of the BCE Board.

CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2013 that are due in each of the next five years and thereafter.

						THERE-
	2014	2015	2016	2017	2018	AFTER	TOTAL
Recognized financial liabilities
Long-term debt	349	1,379	2,220	1,183	1,670	7,980	14,781
Notes payable and bank advances	972	–	–	–	–	–	972
Minimum future lease payments under finance leases	489	418	288	260	237	1,618	3,310
Loan secured by trade receivables	921	–	–	–	–	–	921
Interest payable on long-term debt, notes payable, bank advances and loan secured by trade receivables	734	677	605	538	476	4,634	7,664
MLSE financial liability	–	–	–	135	–	–	135
Net interest receipts on derivatives	(23)	(22)	(19)	(7)	–	–	(71)
Commitments (Off-Balance Sheet)
Operating leases	296	249	207	165	128	692	1,737
Commitments for property, plant and equipment and intangible assets	232	78	47	12	10	25	404
Purchase obligations	1,968	1,360	602	430	279	1,177	5,816
Total	5,938	4,139	3,950	2,716	2,800	16,126	35,669

BCE Inc. 2013 Annual Report 81

6 FINANCIAL AND CAPITAL MANAGEMENT	MD&A

BCE’s significant finance leases are for satellites and office premises. The leases for satellites, used to provide programming to our Bell TV customers, have a term of 15 years. The satellite leases are non-cancellable. The office leases have a typical lease term of 15 years. Minimum future lease payments under finance leases include future finance costs of $1,062 million.

BCE’s significant operating leases are for office premises, cellular tower sites and retail outlets with lease terms ranging from 1 to 33 years. These leases are non-cancellable and generally are renewable at the end of the lease period. Rental expense relating to operating leases was $300 million in 2013 and $269 million in 2012.

Purchase obligations consist of contractual obligations under service and product contracts, for both operating and capital expenditures. Our commitments for property, plant, and equipment and intangible assets include investments to expand and update our networks, and to meet customer demand.

INDEMNIFICATIONS AND GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications and guarantees. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under indemnifications or guarantees in the past.

LITIGATION

We become involved in various legal proceedings as a part of our business. While we cannot predict the final outcome or timing of the legal proceedings that were pending at March 6, 2014, based on information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

You will find a description of the principal legal proceedings pending at March 6, 2014 in the BCE 2013 AIF.

82 BCE Inc. 2013 Annual Report

7 SELECTED ANNUAL AND QUARTERLY INFORMATION	MD&A

7.1 ANNUAL FINANCIAL INFORMATION

The following table shows selected consolidated financial data of BCE for 2013, 2012 and 2011, prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

	2013 (1)	2012	2011 (2)
CONSOLIDATED INCOME STATEMENTS
Operating revenues	20,400	19,978	19,502
Operating costs	(12,311)	(12,090)	(11,864)
EBITDA	8,089	7,888	7,638
Severance, acquisition and other costs	(406)	(133)	(409)
Depreciation	(2,734)	(2,678)	(2,545)
Amortization	(646)	(714)	(723)
Finance costs
Interest expense	(931)	(865)	(853)
Interest on post-employment benefit obligations	(150)	(131)	(149)
Other (expense) income	(6)	269	127
Income taxes	(828)	(760)	(662)
Net earnings	2,388	2,876	2,424
Net earnings attributable to:
Common shareholders	1,975	2,456	2,081
Preferred shareholders	131	139	119
Non-controlling interest	282	281	224
Net earnings	2,388	2,876	2,424
Net earnings per common share
Basic	2.55	3.17	2.70
Diluted	2.54	3.17	2.70
Included in net earnings:
Severance, acquisition and other costs	(299)	(94)	(282)
Net (losses) gains on investments	(7)	256	89
Premiums on early redemption of debt	(36)	–	–
Adjusted net earnings	2,317	2,294	2,274
Adjusted EPS	2.99	2.96	2.95
RATIOS
EBITDA margin (%)	39.7%	39.5%	39.2%
Return on equity (%)	17.9%	23.2%	19.7%

(1)	On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral. Refer to section 1.3, Key Corporate Developments – Acquisition of Astral, and Note 4 to BCE’s 2013 consolidated financial statements, for further details on the transaction.
(2)	On April 1, 2011, BCE acquired the remaining 85% of CTV common shares that we did not already own. As part of its approval of the acquisition, the CRTC ordered BCE to spend $239 million over seven years to benefit the Canadian broadcasting system. The present value of this tangible benefits obligation, amounting to $164 million, net of $57 million assumed by CTV’s previous shareholders, was recorded as an acquisition cost in Severance, acquisition and other costs in 2011. A gain of $89 million was realized on our previously held 15% equity interest in CTV at the acquisition date, which was recorded in Other income in 2011.

BCE Inc. 2013 Annual Report 83

7 SELECTED ANNUAL AND QUARTERLY INFORMATION	MD&A

	2013	2012	2011
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Total assets	45,384	40,969	39,461
Cash and cash equivalents	335	129	177
Debt due within one year (including bank advances, notes payable and loan secured by trade receivables)	2,571	2,136	2,132
Long-term debt	16,341	13,886	12,721
Total non-current liabilities	21,244	19,498	17,882
Equity attributable to BCE shareholders	15,011	13,875	13,777
Total equity	16,250	14,725	14,759
RATIOS
Total debt to total assets (times)	0.42	0.39	0.38
Total debt to total equity (times)	1.05	0.98	0.92
CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash flows from operating activities	6,476	5,560	4,881
Cash flows used in investing activities	(6,401)	(4,101)	(3,894)
Capital expenditures	(3,571)	(3,515)	(3,256)
Business acquisitions	(2,850)	(13)	(680)
Increase in investments	(3)	(593)	(14)
Cash flows from (used in) financing activities	131	(1,507)	(1,581)
Repurchase of common shares	–	(107)	(143)
Issue of common shares	13	39	152
Issue of preferred shares	–	280	345
Net issuance (repayment) of debt instruments	2,215	486	(6)
Cash dividends paid on common shares	(1,795)	(1,683)	(1,520)
Cash dividends paid on preferred shares	(127)	(133)	(118)
Cash dividends paid by subsidiaries to non-controlling interest	(283)	(340)	(315)
Free cash flow	2,571	2,428	2,273
SHARE INFORMATION
Average number of common shares (millions)	775.8	774.3	771.4
Common shares outstanding at end of year (millions)	775.9	775.4	775.4
Market capitalization	35,691	33,055	32,931
Dividends declared per common share (dollars)	2.3300	2.2200	2.0450
Book value per share (dollars)	14.97	13.52	13.75
Dividends declared on common shares	(1,807)	(1,720)	(1,579)
Dividends declared on preferred shares	(131)	(138)	(119)
Market price per common share (dollars)
High (end of day)	48.43	45.06	42.47
Low (end of day)	41.57	39.37	34.31
Close	46.00	42.63	42.47
Total shareholder return	13.6%	5.9%	27.0%
RATIOS
Capital intensity (%)	17.5%	17.6%	16.7%
Price to earnings ratio (times)	18.04	13.45	15.73
Price to book ratio (times)	3.07	3.15	3.09
Price to cash flow ratio (times)	12.30	16.15	20.13
OTHER DATA
Number of employees (thousands)	56	56	55

84 BCE Inc. 2013 Annual Report

7 SELECTED ANNUAL AND QUARTERLY INFORMATION	MD&A

7.2 QUARTERLY FINANCIAL INFORMATION

The following table shows selected BCE consolidated financial data by quarter for 2013 and 2012. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

			2013				2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating revenues	5,382	5,099	5,000	4,919	5,161	4,982	4,925	4,910
EBITDA	1,998	2,063	2,066	1,962	1,896	2,019	2,044	1,929
Severance, acquisition and other costs	(48)	(297)	(28)	(33)	(69)	(25)	(20)	(19)
Depreciation	(695)	(683)	(681)	(675)	(693)	(673)	(666)	(646)
Amortization	(160)	(162)	(161)	(163)	(175)	(180)	(178)	(181)
Net earnings	593	452	671	672	765	644	836	631
Net earnings attributable to common shareholders	495	343	571	566	666	527	732	531
Net earnings per common share
Basic	0.64	0.44	0.74	0.73	0.86	0.68	0.94	0.69
Diluted	0.63	0.44	0.74	0.73	0.86	0.68	0.94	0.69
Included in net earnings:
Severance, acquisition and other costs	(33)	(222)	(21)	(23)	(46)	(19)	(15)	(14)
Net (losses) gains on investments	(12)	2	1	2	248	–	–	8
Premiums on early redemption of debt	–	(21)	(3)	(12)	–	–	–	–
Adjusted net earnings	540	584	594	599	464	546	747	537
Adjusted EPS	0.70	0.75	0.77	0.77	0.60	0.70	0.97	0.69
Average number of common shares outstanding – basic (millions)	775.9	775.9	775.9	775.7	775.0	774.2	773.7	774.3

FOURTH QUARTER HIGHLIGHTS

OPERATING REVENUES	Q4 2013	Q4 2012	$ CHANGE	% CHANGE
Bell Wireline	2,601	2,608	(7)	(0.3%)
Bell Wireless	1,505	1,458	47	3.2%
Bell Media	821	591	230	38.9%
Inter-segment eliminations	(114)	(80)	(34)	(42.5%)
Bell	4,813	4,577	236	5.2%
Bell Aliant	688	694	(6)	(0.9%)
Inter-segment eliminations	(119)	(110)	(9)	(8.2%)
Total BCE operating revenues	5,382	5,161	221	4.3%

EBITDA	Q4 2013	Q4 2012	$ CHANGE	% CHANGE
Bell Wireline	934	931	3	0.3%
Bell Wireless	529	479	50	10.4%
Bell Media	230	172	58	33.7%
Bell	1,693	1,582	111	7.0%
Bell Aliant	305	314	(9)	(2.9%)
Total BCE EBITDA	1,998	1,896	102	5.4%

BCE operating revenues in Q4 2013 were 4.3% higher compared to Q4 2012, translating into BCE EBITDA growth of 5.4%.

BCE EBITDA increased year-over-year driven by higher EBITDA at Bell Wireless, Bell Media and Bell Wireline, partly offset by lower EBITDA at Bell Aliant.

Bell operating revenues in Q4 2013 were 5.2% higher compared to Q4 2012, driven by steady Bell Wireless revenue growth, positive Bell Wireline residential services revenue growth as strong TV and high-speed Internet expansion outpaced declines in traditional voice services, and Astral’s contribution to Bell Media results.

BCE Inc. 2013 Annual Report 85

7 SELECTED ANNUAL AND QUARTERLY INFORMATION	MD&A

Bell EBITDA increased 7.0%, year over year, reflecting strong EBITDA growth of 10.4% at Bell Wireless and 33.7% at Bell Media over the same period last year. Notably, we generated positive EBITDA growth of 0.3% at Bell Wireline in Q4 2013 with a 41,000 year-over-year improvement in total Bell Wireline residential customer net losses, higher household ARPU, and a reduction in operating costs. Higher EBITDA across all Bell segments contributed to a 0.6 percentage-point improvement in Bell’s consolidated EBITDA margin to 35.2%.

Bell Wireline operating revenues were essentially unchanged year over year, decreasing 0.3%. Bell Residential Services delivered revenue growth of 3.1%, reflecting accelerated Fibe TV and related Fibe Internet customer growth, as well as slowing voice erosion, while the rate of revenue decline at Bell Business Markets improved year over year. Bell Wireline EBITDA was up 0.3% compared to Q4 2012 with margin improving 0.2 percentage points to 35.9%, supported by a $10 million year-over-year reduction in operating costs.

Bell Wireless operating revenues increased 3.2% in Q4 2013 with service revenues up 3.7%, reflecting the positive impact of postpaid smartphone subscribers acquired in 2013 combined with blended ARPU growth of 2.1% due to higher data revenues. Bell Wireless EBITDA grew 10.4%, delivering a 2.4 percentage-point expansion in EBITDA service margin to 38.9%, which also benefited from a 0.3% reduction in operating costs resulting from disciplined spending on postpaid subscriber acquisition and customer retention.

Bell Media operating revenues in Q4 2013 were 38.9% higher, year over year. The increase reflects higher advertising and subscriber fee revenues from the Astral acquisition, as well as planned, market-based step-ups in non-Astral specialty TV rates paid by broadcast distributors for Bell Media content and programming. Similarly, Bell Media’s EBITDA increased 33.7%, year over year, reflecting the flow-through of higher advertising and subscriber fee revenues, partly offset by higher operating costs.

Bell Aliant operating revenues in Q4 2013 were 0.9% lower compared to Q4 2012, driven by growth in data and wireless revenues which was effectively offset by lower local and access and long distance revenues.

Bell Aliant EBITDA decreased 2.9%, year over year, reflecting increased marketing and sales expenses attributable to aggressive competitive activity and higher TV content costs resulting from IPTV customer growth, partially mitigated by savings from ongoing productivity initiatives and operating efficiencies.

Bell capital expenditures totalled $992 million in Q4 2013. Spending was focused on the ongoing roll-out of Bell’s 4G LTE mobile network and the continued deployment of broadband infrastructure, including new fibre to residential homes, neighbourhoods and businesses in Ontario and Québec to support the expansion of Fibe TV.

BCE depreciation of $695 million increased $2 million, year over year, due to a higher depreciable asset base in 2013 as we continued to invest in our broadband wireline and wireless networks, and incremental depreciation expense attributable to our acquisition of Astral. This was partly offset by a net decrease in depreciation expense due to changes in the estimates of useful lives of certain assets.

BCE amortization was $160 million in Q4 2013, down from $175 million in Q4 2012 as certain intangible assets became fully amortized, resulting in a lower asset base in 2013. In addition, amortization expense decreased due to an increase in the estimates of useful lives of certain assets.

BCE cash flow from operating activities was $1,838 million in Q4 2013 compared to $863 million in the previous year, due to a decrease in contributions to post-employment benefit plans attributable to voluntary DB pension plan contributions in 2012 and higher EBITDA, partly offset by higher income taxes paid in 2013.

BCE free cash flow in Q4 2013 was $674 million, up 11.4% from $605 million in Q4 2012, driven by higher EBITDA and an increase in working capital, offset partly by higher capital expenditures.

BCE net earnings attributable to common shareholders were $495 million, or $0.64 per share, in Q4 2013 compared to $666 million, or $0.86 per share, in Q4 2012. The year-over-year decrease in earnings was due to a non-cash gain recognized in Q4 2012 on the sale of assets by Inukshuk to its owners. Adjusted net earnings attributable to common shareholders were $540 million, an increase of 16.4%, and Adjusted EPS increased 16.7% to $0.70 from $0.60, mainly as a result of higher EBITDA at Bell.

SEASONALITY CONSIDERATIONS

Some of our segments’ revenues and expenses vary slightly by season, which may impact quarter-to-quarter operating results.

Wireline segment revenues tend to be higher in the fourth quarter because of higher data and equipment product sales to business customers and higher consumer electronics equipment sales during the holiday period in December. Home Phone, TV and Internet subscriber activity is subject to modest seasonal fluctuations, attributable largely to residential moves during the summer months and the back-to-school period in the third quarter. Targeted marketing efforts conducted during various times of the year to coincide with special events or broad-based marketing campaigns also may have an impact on overall wireline operating results.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and handset discounts, resulting in higher subscriber acquisition and activation-related expenses in certain quarters. In particular, Bell Wireless EBITDA tends to be lower in the fourth quarter due to higher subscriber acquisition costs associated with a higher number of new subscriber activations during the holiday season. Additionally, the third quarter has become more significant in terms of wireless subscriber additions in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter.

Bell Media revenues and related expenses from TV and radio broadcasting are largely derived from the sale of advertising, the demand for which is affected by prevailing economic conditions, as well as cyclical and seasonal variations. Seasonal variations are driven by the strength of TV ratings particularly during the fall programming season, major sports league seasons and other special sporting events such as the Olympic Games, NHL playoffs and World Cup soccer, as well as fluctuations in consumer retail activity during the year.

86 BCE Inc. 2013 Annual Report

8 REGULATORY ENVIRONMENT	MD&A

8.1 INTRODUCTION

This section describes certain legislation that governs our businesses and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us and that influence our business and may continue to affect our flexibility to compete in the marketplace. Bell Canada and Bell Aliant Regional Communications Inc. (Bell Aliant Regional) and several of their direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu Limited Partnership, Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP), NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and NorthwesTel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. They are also subject to regulations and policies enforced by the CRTC. Our business is affected by decisions made by various regulatory agencies, including the CRTC, an independent agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

The CRTC regulates the prices we can charge for telecommunications services in areas where it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition was sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of Bell Canada’s residential and business local telephone service lines in Ontario and Québec, as well as for our wireless and Internet services. Under the Broadcasting Act, our TV distribution business is not subject to retail price regulation.

Although most of our wireline and wireless services are forborne from price regulation under the Telecommunications Act, the Government of Canada and its relevant departments and agencies, including the CRTC, Industry Canada and the Competition Bureau, continue to play a significant role in telecommunications policy and regulatory matters, such as spectrum auctions, approval of acquisitions, foreign ownership and broadcasting, and this may adversely affect our competitive position. The federal government recently significantly increased its focus on consumer protection, especially in the wireless sector, and adopted more stringent regulations. This increased focus on consumer protection is evidenced by the adoption in 2013 of a new mandatory code of conduct for providers of retail mobile wireless voice and data services (Wireless Code) by the CRTC, which, as discussed in more detail in section 8.2, Telecommunications Act – Adoption of a National Wireless Services Consumer Code, could decrease our flexibility in the marketplace. The federal government may take positions against the telecommunications and media industries in general, or specifically against Bell Canada or certain of its subsidiaries. Failure to positively influence changes in any of these areas, or to meet the required regulatory standards, adverse decisions by regulatory agencies or increasing regulation, could have negative financial, operational, reputational or competitive consequences for our business.

8.2 TELECOMMUNICATIONS ACT

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant LP, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. A few large TCCs, including the BCE group TCCs, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

BCE Inc. 2013 Annual Report 87

8 REGULATORY ENVIRONMENT	MD&A

PROCEEDINGS REGARDING WHOLESALE DOMESTIC WIRELESS SERVICES

On December 18, 2013, the Minister of Industry announced the federal government’s intention to amend the Telecommunications Act to place an interim cap on the rates charged by Canadian wireless carriers for wholesale domestic roaming. The interim rate cap would apply until such time as the CRTC determines what, if any, regulatory measures should apply to wholesale domestic roaming. The CRTC is currently running a proceeding with respect to wireless roaming and a decision is expected by June 2014.

On February 20, 2014, the CRTC initiated a regulatory proceeding to determine whether the wholesale mobile wireless services market is sufficiently competitive. This proceeding will specifically examine: the market conditions for wholesale roaming, wholesale tower and site sharing and other wholesale mobile wireless services; the impact that the wholesale mobile wireless services market has on the development of the retail services market and on sustainable competition in that market; and whether greater regulatory oversight, including mandating access to any existing or potential wholesale mobile wireless service, would be appropriate. Greater regulation of wholesale mobile wireless services could limit Bell’s marketing flexibility, improve the business position of Bell’s competitors and negatively impact the financial performance of Bell’s mobile wireless business. This CRTC proceeding will conclude in the fourth quarter of 2014 and a CRTC decision is expected in early 2015. The financial impact of these initiatives is not possible to assess at this time.

CRTC AND INDUSTRY CANADA ADMINISTRATIVE MONETARY PENALTIES

On December 18, 2013, the Minister of Industry announced the federal government’s intention to amend both the Telecommunications Act and the Radiocommunication Act to provide the CRTC and Industry Canada with the authority to impose administrative monetary penalties on companies that violate established rules. No further details have been announced. However, the amendments are expected to be implemented in early 2014. The financial impact associated with the amendments is unclear at this time.

WHOLESALE SERVICES FRAMEWORK REVIEW

On October 15, 2013, the CRTC initiated a review of wholesale telecommunications services and associated policies. This comprehensive review, which will run until the end of 2014, will notably examine whether currently mandated wholesale services should be forborne, whether currently forborne wholesale services should be re-regulated and whether additional wholesale high-speed access services should be mandated, including over fibre-to-the-premises facilities. The CRTC has specifically excluded from this review any consideration of wireless wholesale services. Modifications to the regulatory regime applicable to our wholesale telecommunications services could have significant impacts on our wholesale telecommunications business and potentially, by extension, in certain retail markets.

ADOPTION OF A NATIONAL WIRELESS SERVICES CONSUMER CODE

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271, which established the Wireless Code. The Wireless Code applies to all wireless services provided to individual and small business consumers (e.g. businesses that on average spend less than $2,500 per month on telecom services) in all provinces and territories. Where the Wireless Code is in direct conflict with a valid provincial law, the Wireless Code takes precedence.

The Wireless Code establishes regulations related to unlocking mobile phones, calculating early cancellation fees, and setting default caps for data roaming charges and data overage charges, among other measures. The Wireless Code also stipulates that wireless service providers may not charge an early cancellation fee after a customer has been under contract for 24 months, which reduces the incentive for wireless service providers to offer contracts with longer terms. Implementation of the Wireless Code could lead to significant changes in consumer wireless market dynamics, including higher industry churn due to the discontinuance of three-year contracts and their replacement with two-year contracts. In addition, to the extent that higher costs due to a shorter contract term are not passed on to consumers, the Wireless Code could lead to higher costs for Bell. All of these factors could have an adverse impact on our financial results.

Where an obligation in the Wireless Code relates to a specific contractual relationship between a wireless service provider and a customer, the Wireless Code applies if the contract was entered into, amended, renewed or extended on or after December 2, 2013. The Wireless Code will apply to and modify all contracts, no matter when they were entered into, on June 3, 2015. As a result, all three-year contracts entered into on or after June 4, 2012, and before December 1, 2013, will retroactively become subject to the Wireless Code on June 3, 2015, despite having been entered into before the Wireless Code came into effect. On July 3, 2013, Bell Mobility, together with Rogers, TELUS, Saskatchewan Telecommunications Holding Corporation and MTS, filed an application with the Federal Court of Appeal seeking leave to appeal this retroactive application of the Wireless Code. The Federal Court of Appeal granted leave to appeal on September 24, 2013. If the appeal is successful, consumer contracts entered into before December 1, 2013 would remain exempt from the Wireless Code’s application and would be permitted to run to their contracted 3-year end dates.

88 BCE Inc. 2013 Annual Report

8 REGULATORY ENVIRONMENT	MD&A

CANADA’S TELECOMMUNICATIONS FOREIGN OWNERSHIP RULES

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs. Under the Broadcasting Act, foreign ownership restrictions are applicable to broadcasters, such as licensed cable and satellite TV service providers, or programming licensees, such as Bell Media.

8.3 BROADCASTING ACT

The Broadcasting Act defines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that not complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership requirements to obtain a broadcasting or broadcasting distribution licence and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

The TV distribution business of our Bell TV business unit (Bell TV) and Bell Media’s TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect Bell TV’s or Bell Media’s competitive positions or the cost of providing services.

CRTC CONSULTATION ON THE FUTURE OF CANADA’S TV SYSTEM

On October 16, 2013, the federal government announced its intention to require the unbundling of TV channels to allow Canadian families to be able to choose the combination of TV channels to which they want to subscribe, while protecting Canadian jobs. This announcement was followed by the launch, on October 24, 2013, of a CRTC consultation inviting Canadian consumers to provide their input on the future of Canada’s TV system. As part of this consultation, the CRTC inquired whether consumers are satisfied with Canadian TV programming content, how their channels are packaged and other related matters. On February 18, 2014, the CRTC launched Phase 2 of this public consultation with the Choicebook, an interactive survey that poses a series of questions on topics such as basic service, local news, pick-and-pay, sports, U.S. programming, signal substitution and online programming. Comments are due March 14, 2014.

In conjunction with this consultation, the federal government, pursuant to section 15 of the Broadcasting Act, issued an order-in-council mandating the CRTC to report on how the ability of Canadian consumers to subscribe to pay and specialty TV services on a service-by-service basis can be maximized in a manner that most appropriately furthers the implementation of the broadcasting policy for Canada. The CRTC’s report to this order-in-council is due no later than April 30, 2014.

Regulatory changes resulting from this consultation and order-in-council report could have an adverse impact on Bell TV’s and Bell Media’s businesses and financial results, the extent of which is unclear at this time. The CRTC has indicated that this consultation will lead to a public hearing in September 2014. It is unlikely that a decision on the new regulatory environment for TV will be released prior to the end of 2014.

BCE Inc. 2013 Annual Report 89

8 REGULATORY ENVIRONMENT	MD&A

8.4 RADIOCOMMUNICATION ACT

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radiocommunication in Canada is developed and operated efficiently. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

Companies must have a spectrum licence to operate a wireless system in Canada. While we anticipate that the licences under which we provide wireless services will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial performance.

700 MHz SPECTRUM AUCTION

The auction for licensing 700 MHz spectrum began on January 14, 2014. As part of this auction, Industry Canada implemented spectrum caps such that Bell Mobility, and the other large Canadian wireless incumbents, were individually limited to obtaining one paired spectrum block from the four most desirable 700 MHz blocks available (i.e. blocks B, C, C1 and C2). Bidders not classified as large wireless providers (such as small domestic wireless providers) were not limited to obtaining only one paired spectrum block, but rather were allowed to obtain two paired spectrum blocks from the four most desirable 700 MHz blocks available. On February 19, 2014, Industry Canada announced the provisional licence winners. Bell Mobility was one of 8 licence winners and was able to secure spectrum licences in every provincial and territorial market at a price in line with financial community expectations.

LICENSING FRAMEWORK FOR BROADBAND RADIO SERVICES (BRS) – 2500 MHz

On January 10, 2014, Industry Canada announced its framework for the licensing of 2500 MHz spectrum, which sets out the rules and procedures for participation in the 2500 MHz auction, scheduled to begin on April 14, 2015. The framework includes details related to the auction format and rules, the application process and timelines, and the conditions of licence that will apply to licences issued following the auction process, as well as to existing BRS spectrum licences. The auctioned licences will be issued for 20-year terms, with a 10-year build-out requirement. In aggregate, 61 service areas and 318 individual licences across the country will be auctioned. A spectrum aggregation limit of 40 MHz will apply in each individual service area, except for the Northwest Territories, Yukon and Nunavut, where no such limit will apply. A 5-year moratorium will further apply to sales of 2500 MHz spectrum to an entity that exceeds or would exceed the aggregation limit.

To the extent that Bell Mobility, or any other qualified bidder, wishes to acquire 2500 MHz spectrum in areas where it currently is at or over the aggregation limit, it would need to return sufficient spectrum to Industry Canada or apply to transfer it to a third party such that it is below the aggregation limit before the start of the auction. Our ability to acquire our preferred spectrum blocks in this auction may be affected by the auction strategies of other participants and the extent to which foreign entities participate in the auction process.

SPECTRUM LICENCE TRANSFERS

On June 28, 2013, Industry Canada released a decision revising its policy regarding spectrum licence transfers. This decision significantly increases the number of criteria, many of which are highly subjective, that Industry Canada may consider when determining whether to approve or deny such transfers. In addition to subjecting all licence transfers and licence subordination arrangements to these new rules, the decision also requires that “prospective” and “option” arrangements, (i.e. those designed to transfer spectrum at a future date), would also have to be submitted for review within 15 days of entering into such a business arrangement. Such arrangements would have to be withdrawn within 90 days if Industry Canada denies the proposed transfer. Industry Canada had previously noted that the new licence transfer framework is one of several initiatives the government is taking to promote at least four wireless competitors in each region of the country. In a related initiative, on June 4, 2013, the Minister of Industry announced that the government had blocked a proposal by TELUS to acquire all of the issued and outstanding shares of advanced wireless services (AWS) entrant DAVE (carrying on business under the Mobilicity brand). The Minister stated the government will not waive the condition of licence applicable to 2008 “set-aside” spectrum reserved solely for new entrants in the 2008 AWS spectrum auction restricting the transfer of such spectrum to incumbent carriers before the 5-year moratorium period has run its course.

90 BCE Inc. 2013 Annual Report

8 REGULATORY ENVIRONMENT	MD&A

MANDATORY ROAMING AND TOWER SHARING

On March 7, 2013, Industry Canada announced amendments to the conditions of licence governing mandatory roaming and tower sharing. These changes effectively expand the scope of mandated roaming and tower sharing rights and could increase the number of wireless operators seeking mandated roaming on our wireless networks. All of these changes are intended to facilitate the quicker execution of roaming and tower-sharing agreements and the resolution of disputes, to the extent they occur.

8.5 BELL CANADA ACT

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

8.6 OTHER KEY LEGISLATION

CANADA ANTI-SPAM LEGISLATION

Federal legislation referred to as the Canada Anti-Spam Legislation (CASL) received royal assent on December 15, 2010 and will come into force on July 1, 2014. The CASL requires that commercial electronic messages be sent only if the recipient has provided prior consent and the message complies with certain formalities, including the ability to unsubscribe easily from subsequent messages. The CASL also requires that an organization have prior informed consent before downloading software to an end-user’s computer. Penalties for non-compliance include administrative monetary penalties of up to $10 million and a private right of action. Because the CASL creates deemed consent for commercial electronic messages where there is an existing business relationship, the effect of the CASL on the ability of the various BCE group companies to send messages to their existing customers is limited. However, the law in its current form may impose additional costs and processes with respect to communicating with existing and prospective customers and may limit cross-selling opportunities for affiliated companies, depending on whether the appropriate consents have been obtained. Further interpretive guidance is anticipated from the CRTC and Industry Canada, which will determine the full extent to which the CASL will impact our business.

BCE Inc. 2013 Annual Report 91

9 BUSINESS RISKS	MD&A

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

This section describes the principal business risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation, and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. As indicated in the table below, certain of such principal business risks have already been discussed in other sections of this MD&A and we refer the reader to those sections for a discussion of such risks. All of the risk discussions set out in the sections referred to in the table below are incorporated by reference in this section 9.

RISKS DISCUSSED IN OTHER SECTIONS OF THIS MD&A	SECTION REFERENCES
Competitive Environment	Section 3.3, Principal Business Risks Section 5, Business Segment Analysis (Competitive Landscape and Industry Trends section for each segment)
Regulatory Environment	Section 3.3, Principal Business Risks
Section 8, Regulatory Environment
Economic and Financial Market Conditions	Section 3.3, Principal Business Risks
Complexity and Service and Operational Effectiveness	Section 3.3, Principal Business Risks
Strategic Network Evolution	Section 3.3, Principal Business Risks
Risks Specifically Relating to our Bell Wireless, Bell Wireline, Bell Media and Bell Aliant segments	Section 5, Business Segment Analysis (Principal Business Risks section for each segment)

The other principal business risks that also could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation are discussed below.

NETWORK CAPACITY PRESSURES

If we fail to maintain network operating performance, in the context of increasing customer demand, this could have an adverse effect on our reputation, business and financial performance.
The demand for TV and other bandwidth-intensive applications on the Internet, as well as the volume of wireless data-driven traffic, have been growing at unprecedented rates. It is expected that growth in such demand and traffic will further accelerate, especially, in the case of wireless data-driven traffic, due to the increasing adoption of smartphones and other mobile devices such as tablets. Such rapid growth could drive capacity pressures on our Internet and wireless networks and result in network performance issues. Consequently, we may need to incur significant capital expenditures beyond those expenditures already anticipated by our subscriber and traffic planning forecasts in order to provide additional capacity and reduce network congestion on our Internet and wireless networks. In addition, we may not be able to scale our networks in a timely manner in order to handle growth in demand for TV and other bandwidth-intensive applications on the Internet or in the volume of wireless data-driven traffic. There is also a risk that our efforts to optimize network performance, in the face of increasing demand, through paced fibre and equipment deployment, traffic management and rate plan changes, could be unsuccessful or generate adverse publicity, potentially resulting in an increase in our subscriber churn rate beyond our current expectations, and thereby compromising our efforts to attract new customers. All of these risks could have an adverse effect on our reputation, business and financial performance.

92 BCE Inc. 2013 Annual Report

9 BUSINESS RISKS	MD&A

TECHNOLOGICAL CHANGE

We need to anticipate technological change and invest in or develop new technologies, products and services that will gain market acceptance.
We operate in markets that are affected by constant technological change, evolving industry standards, changing customer needs, frequent introductions of new products and services, and short product life cycles. Rapidly evolving technology brings new competitive threats, as well as new service opportunities, on an almost continuous basis. Investment in our networks and in new technologies, products and services, as well as our ability to launch, on a timely basis, technologies, products and services that will gain market acceptance, are critical to increasing the number of our subscribers and achieving our financial objectives. Failure to understand new technologies, to evolve in the appropriate direction in an environment of changing business models, or to optimize network deployment timelines considering customer demand and competitor activities, could have an adverse impact on our business and financial results.

We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. New technologies, for example, may quickly become obsolete or may require more capital than initially expected. Development could be delayed for reasons beyond our control, and substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulations could be expanded to apply to new technologies, which could delay our launch of new services. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense.

We have incurred significant capital expenditures in order to deploy next-generation fibre networks and offer higher Internet speeds. If we fail to make continued investments in our Internet networks that enable us to offer Internet services at increasingly higher speeds, and to offer a different range of products and services than our competitors, this could adversely affect our ability to compete, the pricing of our products and services, and our financial results. In particular, the introduction of mandated wholesale services over FTTH or of a more burdensome wholesale regime on FTTN by the CRTC may undermine our incentives to invest in next-generation networks.

INFORMATION TECHNOLOGY

The failure to implement or maintain effective IT systems on a timely basis, and the complexity and costs of our IT environment, could have an adverse effect on our business and financial performance.
We currently use a very large number of interconnected operational and business support systems that are relevant to most aspects of our operations, including provisioning, networking, distribution, show production, billing and accounting. We also have various IT system and process change initiatives that are in progress or are proposed to be implemented. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining a competitive position and profit margins. As next-generation services are introduced, they should be designed to work with both legacy and next-generation support systems, which introduces uncertainty with respect to the cost and effectiveness of solutions and the evolution of systems.

There can be no assurance that any of our proposed IT systems or process change initiatives will be implemented successfully, that they will be implemented in accordance with anticipated timelines, or that sufficiently skilled personnel will be available to complete such initiatives. If we fail to implement and maintain effective IT systems on a timely basis, fail to create and maintain an effective governance and operating framework to support the management of a largely outsourced staff, or fail to understand and streamline our significant number of legacy systems and proactively meet constantly evolving business requirements, this could have an adverse effect on our business and financial performance.

In addition, any of the events referred to under Performance of Critical Infrastructure in this section 9, including, in particular, cyber attacks, sabotage, unauthorized access, fire and natural disasters, could cause damage to our IT systems and have an adverse effect on our business and financial performance.

INFORMATION SECURITY, PRIVACY AND RECORDS MANAGEMENT

Our operations and reputation depend on how well we protect business and personal data.
Our operations and reputation depend on how well we protect our data centres and electronic and physical records, and the business and personal information stored therein, against unauthorized access or entry, cyber attacks (such as, but not limited to, hacking, computer viruses, denial of service attacks, industrial espionage, unauthorized access to confidential, proprietary or sensitive information or other breaches of network or IT security), damage from fire, natural disaster and other events referred to under Performance of Critical Infrastructure in this section 9. The protection and the effective organization of our systems, applications and information repositories are central to the secure operation of our networks and business as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective. Any vulnerabilities could lead to system operating failure or information theft, loss or leakage that could result in financial loss and difficulty in accessing materials to defend legal cases. The theft or loss of confidential customer or employee information could harm our brand and reputation as well as our customer relationships, and lead to the loss of subscribers, impair our ability to attract new ones, or expose us to claims of damages by customers and employees.

BCE Inc. 2013 Annual Report 93

9 BUSINESS RISKS	MD&A

HUMAN RESOURCES

Our business depends on the performance of, and our ability to retain, our employees.
Our business depends on the efforts, engagement and expertise of our employees and, in particular, of our senior executives and other key employees. Competition for highly skilled management and customer service employees is intense in our industry. In addition, the increasing technical complexity of our businesses creates a challenging environment for hiring, retaining and developing skilled technical resources. If we fail to appropriately train, motivate, remunerate and deploy employees on initiatives that further our strategic imperatives, and efficiently replace retiring employees, this could have an adverse impact on our ability to attract and retain talent and drive performance across the organization.

Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying business opportunities. The loss of one or more of these key individuals could impair our business until qualified replacements are found. There can be no assurance that these individuals could be replaced quickly with persons of equal experience and capabilities. Although we have compensation programs in place designed to help retain and motivate these individuals, we cannot prevent them from terminating their employment with us.

Finally, deterioration in employee morale and engagement resulting from staff reductions, reorganizations and ongoing cost reductions could also adversely affect our business and financial results.

Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions.
Approximately 44% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs, project delays and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers and, in turn, our customer relationships and financial performance. In addition, work disruptions, including work slowdowns or work stoppages due to strikes, experienced by our third-party suppliers and other telecommunications carriers to whose networks ours are connected, could harm our business, including our customer relationships and financial performance.

STRATEGY EXECUTION

Should we fail to achieve any of our strategic imperatives, this could have an adverse effect on our future growth, business and financial results.
We continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution of our six strategic imperatives. Executing on our strategic imperatives requires shifts in employee skills and capital investments to implement our strategies and operating priorities. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve certain or all of our strategic imperatives, which could have an adverse effect on our business, financial performance and growth prospects. In particular, our strategies require us to continue to transform our cost structure. Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues. The inability to continue to reduce costs could, in particular, have an adverse effect on our Wireline segment’s profitability.

CHANGE MANAGEMENT AND INTEGRATION

Ineffective change management and the failure to successfully integrate assets could adversely affect our business and our ability to achieve our strategic imperatives.
Corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions and existing business units must be managed carefully to ensure that we capture the intended benefits of such changes. Ineffective change management may adversely affect our business and negatively impact the achievement of our strategic imperatives. There can be no assurance that planned efficiency initiatives will be completed or that such initiatives, once implemented, will provide the expected benefits or will not have a negative impact on our operations, financial performance, employee engagement or customer service.

Achieving the anticipated benefits from the integration of business acquisitions and existing business units depends in part on successfully integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from combining the businesses and operations. Integration requires the dedication of substantial management effort, time and resources which may divert management’s focus from other strategic opportunities and operational matters during this process. The integration process may lead to greater-than-expected operational challenges and costs, expenses, customer loss and business disruption for us and, consequently, the failure to realize, in whole or in part, the anticipated benefits.

94 BCE Inc. 2013 Annual Report

9 BUSINESS RISKS	MD&A

POST-EMPLOYMENT BENEFIT OBLIGATIONS

The economic environment, pension rules and ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance.
With membership in our pension plans of over 50,000 employees, significant DB plans that are subject to the pressures of the global economic environment, coupled with changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to understand economic exposure, pension rule changes and ensure that effective governance is in place for management and funding of the pension assets and obligations, could have an adverse impact on our liquidity and financial performance.

We may be required to increase contributions to our post-employment benefit plans in the future.
The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause future contributions to significantly differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and, therefore, could also significantly affect our cash funding requirements.

Our expected funding for 2014 is in accordance with the latest post-employment benefit plans valuations as of December 31, 2012, filed in June 2013, and takes into account voluntary contributions at Bell of $500 million in 2009 and $750 million in each of 2010, 2011 and 2012.

VENDOR, SUPPLY CHAIN AND CONTRACT MANAGEMENT

We depend on key third-party suppliers to provide products and services that we need to operate our business.
We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These critical products and services may be available from only a limited number of suppliers, some of which dominate their global market. Access to such key products and services, allowing us to meet customer demand, is critical to our ability to retain existing customers and acquire new ones.

If, at any time, suppliers cannot provide us with products or services that are critical to our customer offerings including, without limitation, billing, IT support and customer contact centre services, as well as telecommunications equipment, software and maintenance services that comply with evolving telecommunications standards and are compatible with our equipment, IT systems and software, our business and financial performance could be adversely affected. In addition, if we are unable to obtain products or services that are essential to our operations on a timely basis and at an acceptable cost, or if telecommunications equipment and other products, such as handsets, that we sell or otherwise provide to customers, or the telecommunications equipment and other products that we use to provide services, have manufacturing defects, our ability to offer our products and services and to roll out our advanced services, and the quality of our services and networks, may be negatively impacted. In addition, network deployment and expansion could be impeded, and our business, strategy and financial performance could be adversely affected.

Various factors may affect our suppliers’ ability to provide us with critical products and services.
 The business and operations of our suppliers and their ability to continue to provide us with products and services could be adversely affected by various factors including, without limitation, natural disasters (including seismic events and severe weather-related events such as ice, snow or wind storms, flooding, hurricanes, tornadoes and tsunamis), general economic and financial market conditions, the intensity of competitive activity, labour disruptions, litigation, the availability of and access to capital, bankruptcy or other insolvency proceedings, changes in technological standards and other events referred to under Performance of Critical Infrastructure in this section 9.

Our networks are connected with the networks of other telecommunications carriers and suppliers, and we rely on them to deliver some of our services. Temporary or permanent operational failures or service interruptions by these carriers and suppliers due to technical difficulties, strikes or other work disruptions, bankruptcies or other insolvency proceedings, or other events including, but not limited to, those referred to in the paragraph above, could have an adverse effect on our networks, services, business and financial performance.

BCE Inc. 2013 Annual Report 95

9 BUSINESS RISKS	MD&A

PERFORMANCE OF CRITICAL INFRASTRUCTURE

Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, equipment and other facilities.
It is imperative that our critical infrastructure and facilities be designed to provide a consistent and reliable environment to operate network and IT infrastructure and house employees. Accordingly, our operations depend on how well we protect our networks, as well as other infrastructure and facilities, against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, unauthorized access or entry, cyber attacks (such as, but not limited to, hacking, computer viruses, denial of service attacks, industrial espionage, or breaches of network or IT security), disabling devices, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Global climate change could exacerbate certain of these threats, including the frequency and severity of weather-related events. Any of the above-mentioned events, as well as the failure to complete the planned testing, maintenance or replacement of our networks, equipment and other facilities due to factors beyond our control, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance or impair our ability to keep existing, or attract new, subscribers.

Satellites used by Bell TV are subject to significant operational risks that could have an adverse effect on Bell TV’s business and financial performance.
Pursuant to a set of commercial arrangements between Bell TV and Telesat Canada (Telesat), Bell TV currently has two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites. Satellites utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or meteoroids could also damage the satellites used by Bell TV. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on Bell TV’s business and financial performance and could result in customers terminating their subscriptions to Bell TV’s DTH satellite TV service.

LITIGATION AND OTHER LEGAL MATTERS

Legal proceedings and, in particular, class actions could have an adverse effect on our business and financial performance.
 We become involved in various legal proceedings as part of our business. Plaintiffs within Canada are able to launch and obtain certification of class actions on behalf of a large group of people with increasing ease. Pending or future litigation, including an increase in certified class actions which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance. For a description of the principal legal proceedings involving us, please see the section Legal Proceedings contained in BCE Inc.’s Annual Information Form for the year ended December 31, 2013 dated March 6, 2014.

Changes in applicable laws could have an adverse effect on our business and financial performance.
Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. In particular, the adoption by the federal and provincial governments, or agencies thereof, of increasingly stringent consumer protection laws, and the regulations, rules or policies thereunder, could have an adverse effect on our business and financial results, including as a result of an increase in the number of class actions against us.

In addition, amendments to Canadian securities laws in various provinces have introduced statutory civil liability for misrepresentations in continuous disclosure. These amendments have facilitated the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful. Such awards of damages and costs relating to litigation could adversely affect our financial performance.

FINANCIAL AND CAPITAL MANAGEMENT

If we are unable to raise the capital we need and generate sufficient cash flows from operations, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.
Our ability to meet our cash requirements and provide for planned growth depends on us having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to competitive, regulatory, economic, financial, technological and other risk factors described in this MD&A, most of which are not within our control.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. Risk factors such as capital market disruptions, sovereign credit concerns in Europe, fiscal and public indebtedness issues in the United States, central bank monetary policies, increased bank capitalization regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition,

96 BCE Inc. 2013 Annual Report

9 BUSINESS RISKS	MD&A

an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper programs, are provided by various financial institutions. While it is our intention to renew such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses, or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

We are exposed to various credit, liquidity and market risks.
Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in Note 23 of BCE’s audited consolidated financial statements for the year ended December 31, 2013.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities, cash flow shortages, reputational damage, stock and debenture devaluations and challenges in raising capital on market competitive terms.

DISCONTINUANCE OF LEGACY SERVICES

We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.
Legacy circuit-based infrastructures are difficult and expensive to operate and maintain. We continue to migrate voice and data traffic from our legacy circuit-based infrastructures to newer and more efficient IP and packet-based infrastructures. As part of this transformation, we are also planning to discontinue certain services that depend on circuit-based infrastructure and for which there is now very low customer demand. This is necessary to improve capital and operating efficiencies. In some cases, this discontinuation could be delayed or prevented by customer complaints or regulatory actions. If we cannot discontinue these services and have to maintain the operational status of the affected legacy infrastructures longer than planned, we may not be able to achieve the expected efficiencies and related savings, which may have an adverse effect on our financial performance.

FRAUD

The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation.
Economic volatility, the complexity of modern networks and the increasing sophistication of criminal organizations create challenges in monitoring, preventing and detecting fraudulent activities. Fraud affecting BCE group companies has evolved beyond the traditional subscription fraud and now includes usage, technical, prepaid, distribution and occupational fraud. The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation.

The theft of our DTH satellite TV services has an adverse effect on Bell TV’s business and financial performance.
Bell TV faces a loss of revenue resulting from the theft of its DTH satellite TV services. As is the case for all other TV distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services has an adverse effect on Bell TV’s business and financial performance.

Copyright theft and other unauthorized use of our content could have an adverse effect on Bell Media’s business and financial performance.
Bell Media’s monetization of its intellectual property relies partly on the exclusivity of content in its offerings and platforms. Copyright theft and other forms of unauthorized use undermine such exclusivities and could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues. Although piracy is not a new risk to content, new technologies (including tools that undermine technology protection measures) coupled with the failure to enact adequate copyright protection and enforcement measures to keep up with those technologies, present the possibility of increased erosion to exclusivities.

TAX MATTERS

Income and commodity tax amounts may materially differ from the amounts expected.

Our complex business operations are subject to various tax laws and the adoption of new tax laws or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

BCE Inc. 2013 Annual Report 97

9 BUSINESS RISKS	MD&A

HEALTH MATTERS

Health concerns about radiofrequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.
Many studies have been performed to assess whether wireless phones, networks and towers pose a potential health risk. Some studies have indicated that radiofrequency emissions may be linked to certain medical conditions, while other studies could not establish such a link between adverse health effects and exposure to radiofrequency emissions. In May 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization (WHO) classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones. In its June 2011 fact sheet on mobile phones, the WHO stated that to date, no adverse health effects have been established as being caused by mobile phone use. There can be no assurance that the conclusions drawn by other health studies concerning radiofrequency emissions will not have an adverse effect on our business and financial performance.

As we deploy new technologies, especially in the wireless area, we face current and potential lawsuits relating to alleged adverse health effects on customers who use such technologies, including wireless communications devices, as well as relating to our marketing and disclosure practices in connection therewith. As it is the case for any litigation, we cannot predict the final outcome of such lawsuits and such lawsuits could have an adverse effect on our business and financial performance.

Increasing concern over the use of wireless communications devices, exposure to radiofrequency emissions and the possible related health risks could lead to additional government regulation, which could have an adverse effect on our business and financial performance. Actual or perceived health risks of using wireless communications devices and exposure to radiofrequency emissions could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, higher costs as a result of modifying handsets, relocating wireless towers or addressing incremental legal requirements, an increase in the number of lawsuits filed against us, or reduced outside financing being available to the wireless communications industry. In addition, public protest could result in a slower deployment of, or in our inability to deploy, new wireless networks, towers and antennas. Industry Canada is responsible for establishing safe limits for signal levels of radio devices. We believe that the handsets and devices we sell, as well as our network equipment, comply with all Canadian government safety standards. We also rely on our suppliers to ensure that the network and customer equipment supplied to us meets all applicable safety and regulatory requirements.

In addition, epidemics, pandemics and other health risks could also occur, which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could also have an adverse effect on our business and financial performance.

SHAREHOLDER DISTRIBUTIONS AND STOCK MARKET VOLATILITY

BCE is dependent on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it.
BCE has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint arrangements and other entities, including, in particular, its direct ownership of the equity of Bell Canada. BCE’s cash flow and, consequently, its ability to pay dividends on its equity securities and service its indebtedness are therefore dependent upon the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it.

BCE’s subsidiaries, joint arrangements and other entities in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE. In addition, any right of BCE to receive assets of its subsidiaries, joint arrangements and other entities in which it has an interest upon their liquidation or reorganization is structurally subordinated to the prior claims of creditors of such subsidiaries, joint arrangements and other entities.

We cannot guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.
The BCE Board reviews from time to time the adequacy of BCE’s dividend policy with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under the current dividend policy, increases in the common share dividend are directly linked to growth in BCE’s free cash flow. BCE’s dividend policy and the declaration of dividends on any of its outstanding shares are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

A major decline in the market price of BCE’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint arrangements.
Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise capital, issue debt, retain senior executives and other key employees, make strategic acquisitions or enter into joint arrangements.

98 BCE Inc. 2013 Annual Report

10 FINANCIAL MEASURES, ACCOUNTING POLICIES AND CONTROLS	MD&A

10.1 OUR ACCOUNTING POLICIES

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

We have prepared our consolidated financial statements using IFRS. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 2 to BCE’s 2013 consolidated financial statements for more information about the accounting principles we use to prepare our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND KEY JUDGEMENTS

When preparing financial statements, management makes estimates and judgements relating to:

  reported amounts of revenues and expenses

  reported amounts of assets and liabilities

  disclosure of contingent assets and liabilities.

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgements are subject to measurement uncertainty and actual results could differ.

We consider the estimates and judgements described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that were highly uncertain at the time the estimate and judgement were made, and changes to these estimates and judgements could have a material impact on our financial statements and our segments.

Our senior management has reviewed the development and selection of the critical accounting estimates and judgements described in this section with the Audit Committee of the BCE Board.

Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Our more significant estimates and judgements are described below.

ESTIMATES

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

We review our estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, if needed.

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

The estimated useful lives of property, plant and equipment and finite-life intangible assets are determined by internal asset life studies which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution. When factors indicate that assets’ useful lives are different from the prior assessment, we depreciate or amortize the remaining carrying value prospectively over the adjusted estimated useful lives.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

Our actuaries perform an actuarial valuation at least every three years to determine the actuarial present value of the accrued DB pension plan and other post-employment benefits (OPEB) obligations. The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect post-employment benefit obligations and future net post-employment benefit plans cost.

We account for differences between actual and expected results in benefit obligations and plan performance in OCI, which are then recognized immediately in the deficit.

BCE Inc. 2013 Annual Report 99

10 FINANCIAL MEASURES, ACCOUNTING POLICIES AND CONTROLS	MD&A

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle post-employment benefit obligations.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

A lower discount rate and a higher life expectancy result in a higher net post-employment benefit obligation and a higher current service cost.

Sensitivity Analysis

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT		IMPACT ON POST-EMPLOYMENT BENEFIT
		BENEFIT PLANS COST FOR 2014		OBLIGATIONS AT DECEMBER 31, 2014
		INCREASE / (DECREASE)		INCREASE / (DECREASE)
	CHANGE IN	INCREASE IN	DECREASE IN	INCREASE IN	DECREASE IN
	ASSUMPTION	ASSUMPTION	ASSUMPTION	ASSUMPTION	ASSUMPTION
Discount rate	1%	(177)	151	(2,680)	3,007
Mortality rate	25%	(72)	77	(1,287)	1,369

IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed quarterly, indicate that their carrying amount may not be recoverable. For the purpose of impairment tests, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate. When impairment charges occur they are recorded in Other (expense) income.

Goodwill Impairment Testing

We perform an annual test for goodwill impairment in the fourth quarter for each of our cash generating units (CGUs) or groups of CGUs to which goodwill is allocated and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or groups of CGUs to its recoverable amount. The recoverable amount of a CGU or groups of CGUs is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or groups of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or groups of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, BCE’s CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3 to BCE’s 2013 consolidated financial statements.

Any significant change in each of the estimates used could have a material impact on the calculation of the recoverable amount and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.

We did not recognize a goodwill impairment charge in 2013 or 2012.

DEFERRED TAXES

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The amount of deferred tax assets is estimated with consideration given to the timing, sources and amounts of future taxable income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows.

100 BCE Inc. 2013 Annual Report

10 FINANCIAL MEASURES, ACCOUNTING POLICIES AND CONTROLS	MD&A

CONTINGENCIES

We become involved in various litigation matters as a part of our business. Pending litigations represent a potential cost to our business. We estimate the amount of the loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

If the final resolution of a legal or regulatory matter results in a judgement against us or requires us to pay a large settlement, it could have a material effect on our consolidated financial statements in the period in which the judgement or settlement occurs. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any cash settlement would be deducted from cash from operating activities.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received from a contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

JUDGEMENTS

POST-EMPLOYMENT BENEFIT PLANS

The determination of the discount rate used to value our post-employment benefit obligations requires judgement. The rate is set by reference to market yields of high quality corporate bonds at the beginning of each fiscal year. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of bonds include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

INCOME TAXES

The calculation of income taxes requires judgement in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings also are subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgement is used to determine the amounts of deferred tax assets and liabilities and future tax liabilities to be recognized. In particular, judgement is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

MULTIPLE ELEMENT ARRANGEMENTS

Determining the amount of revenue to be recognized for multiple element arrangements requires judgement to establish the separately identifiable components and the allocation of the total price between those components.

CONTINGENCIES

We accrue a potential loss if we believe a loss is probable and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any cash settlement would be deducted from cash from operating activities. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

The determination of whether a loss is probable from litigation and whether an outflow of resources is likely requires judgement.

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2013, we adopted the following new or amended accounting standards on a retrospective basis.

IAS 19

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan includes net interest expense or income, calculated by applying the discount rate to the net DB pension asset or liability, replacing the finance charge and expected return on plan assets, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities are required to segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB pension liabilities (assets) and remeasurements of the net DB pension liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans.

These amendments did not impact our consolidated statements of financial position or our consolidated statements of cash flows. The impact of the decrease in the expected return on plan assets, as a result of the amended standard, on our consolidated income statements and consolidated statements of comprehensive income is as follows.

FOR THE YEAR ENDED DECEMBER 31	2012
Interest on post-employment benefit obligation increase	(242)
Income taxes decrease	65
Net earnings decrease	(177)
Actuarial losses on post-employment benefit plans decrease / Other comprehensive loss decrease	177
Earnings per share decrease	(0.22)

IFRS 11

In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method.

BCE Inc. 2013 Annual Report 101

10 FINANCIAL MEASURES, ACCOUNTING POLICIES AND CONTROLS	MD&A

As a result of adopting IFRS 11, we account for our 50% interest in Inukshuk as a joint operation. Inukshuk was previously classified as a joint venture and accounted for using the equity method. IFRS 11 did not have a material impact on our consolidated income statements or our consolidated statements of cash flows. The impacts on our consolidated statements of financial position are as follows.

	DECEMBER 31, 2012	JANUARY 1, 2012
Increase / (Decrease) in:
Cash	2	2
Trade and other receivables	–	27
Property, plant and equipment	–	17
Intangible assets	96	208
Investments in associates and joint ventures	(97)	(213)
Trade payables and other liabilities	1	15
Debt due within one year	–	26

The following new or amended standards did not have a significant impact on our consolidated financial statements.

IFRS 7

In December 2011, the IASB amended IFRS 7 – Financial Instruments: Disclosures, to require disclosures to better assess the effect or potential effect of offsetting arrangements in the consolidated statements of financial position.

IFRS 10

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities.

IFRS 12

In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

The required disclosures are provided in Note 15, Note 27, and Note 28 to BCE’s 2013 consolidated financial statements.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.

The adoption of IFRS 13 did not result in any measurement adjustments or changes to our fair value valuation techniques. The enhanced disclosures are included in Note 23 to BCE’s 2013 consolidated financial statements.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in OCI and their classification.

As a result of adopting the amendments to IAS 1, we have grouped items within our consolidated statements of comprehensive income according to whether or not they will be reclassified subsequently to net earnings.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following changes to IFRS are not expected to have a significant impact on our consolidated financial statements.

IAS 36

In May 2013, the IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets. The amendments to IAS 36 must be applied retrospectively for annual periods beginning on or after January 1, 2014.

IAS 39

In June 2013, the IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting. The amendments to IAS 39 must be applied retrospectively for annual periods beginning on or after January 1, 2014.

IAS 32

In December 2011, the IASB amended IAS 32 – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities. The amendments to IAS 32 must be applied retrospectively for annual periods beginning on or after January 1, 2014.

IFRS 9

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. In December 2011, the IASB amended IFRS 9, deferring the mandatory effective date to annual periods beginning on or after January 1, 2015. In November 2013, the IASB further amended IFRS 9 to delay the mandatory effective date to a future date to be determined. The amendment also provides relief from restating comparative information and required disclosures in IFRS 7 – Financial Instruments: Disclosures.

102 BCE Inc. 2013 Annual Report

10 FINANCIAL MEASURES, ACCOUNTING POLICIES AND CONTROLS	MD&A

10.2 NON-GAAP FINANCIAL MEASURES

This section describes the non-GAAP financial measures we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s 2013 consolidated financial statements.

We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

	2013	2012
Net earnings	2,388	2,876
Severance, acquisition and other costs	406	133
Depreciation	2,734	2,678
Amortization	646	714
Finance costs
Interest expense	931	865
Interest on post-employment benefit obligations	150	131
Other expense (income)	6	(269)
Income taxes	828	760
EBITDA	8,089	7,888

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

Starting in 2013, our definition of Adjusted net earnings has been modified to exclude premiums on early redemption of debt to align with the reporting practices of our peers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among others, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings and Adjusted EPS, respectively.

		2013		2012
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	1,975	2.55	2,456	3.17
Severance, acquisition and other costs	299	0.38	94	0.12
Net losses (gains) on investments	7	0.01	(256)	(0.33)
Premiums on early redemption of debt	36	0.05	–	–
Adjusted net earnings	2,317	2.99	2,294	2.96

BCE Inc. 2013 Annual Report 103

10 FINANCIAL MEASURES, ACCOUNTING POLICIES AND CONTROLS	MD&A

FREE CASH FLOW

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

Starting in 2013, our definition of free cash flow has been modified to exclude voluntary pension funding because it is a discretionary use of excess cash. Accordingly, our 2012 free cash flow has been restated. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	2013	2012
Cash flows from operating activities	6,476	5,560
Bell Aliant dividends to BCE	191	191
Capital expenditures	(3,571)	(3,515)
Cash dividends paid on preferred shares	(127)	(133)
Cash dividends paid by subsidiaries to non-controlling interest	(283)	(340)
Acquisition costs paid	80	101
Voluntary defined benefit pension plan contribution	–	750
Bell Aliant free cash flow	(195)	(186)
Free cash flow	2,571	2,428

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents as shown in BCE’s consolidated statement of financial position. We include 50% of outstanding preferred shares in our net debt as to be consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage. Net debt is a calculation that has no meaning under IFRS. The calculation is shown in the following table.

	2013	2012
Debt due within one year	2,571	2,136
Long-term debt	16,341	13,886
50% of outstanding preferred shares	1,698	1,698
Cash and cash equivalents	(335)	(129)
Net debt	20,275	17,591

104 BCE Inc. 2013 Annual Report

10 FINANCIAL MEASURES, ACCOUNTING POLICIES AND CONTROLS	MD&A

10.3 EFFECTIVENESS OF INTERNAL CONTROLS

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian or U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and Chief Executive Officer (CEO) and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

As at December 31, 2013, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. The CEO and CFO have limited the scope of their design and evaluation of our disclosure controls and procedures to exclude the disclosure controls and procedures of Astral, which we acquired on July 5, 2013. Astral’s contribution to our consolidated financial statements for the year ended December 31, 2013 was approximately 2% of consolidated revenues and 3% of consolidated net earnings. Additionally, at December 31, 2013, Astral’s current assets and current liabilities were approximately 18% and 3% of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 7% and 1% of consolidated non-current assets and non-current liabilities, respectively. The design and evaluation of Astral’s disclosure controls and procedures will be completed for Q3 2014.

Further details related to the acquisition of Astral are disclosed in Note 4 to BCE’s 2013 consolidated financial statements.

Based on that evaluation, which excluded Astral’s disclosure controls and procedures, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2013.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2013, based on the criteria established in the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The CEO and CFO have limited the scope of their design and evaluation of our internal control over financial reporting to exclude Astral’s internal control over financial reporting.

Based on that evaluation, which excluded Astral’s internal control over financial reporting, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2013.

There have been no changes during the year ended December 31, 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE Inc. 2013 Annual Report 105

REPORTS ON INTERNAL CONTROL

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of BCE Inc. (BCE) is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of BCE to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s evaluation of and conclusion on the effectiveness of our internal control over financial reporting did not include an evaluation of the internal control over financial reporting of Astral, which we acquired on July 5, 2013. Astral’s contribution to our consolidated financial statements for the year ended December 31, 2013 was approximately 2% of consolidated revenues and 3% of consolidated net earnings. Additionally, on December 31, 2013, Astral’s current assets and current liabilities were approximately 18% and 3% of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 7% and 1% of consolidated non-current assets and non-current liabilities.

Based on that evaluation, which excluded Astral’s internal control over financial reporting, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer concluded that our internal control over financial reporting was effective as at December 31, 2013.

Our internal control over financial reporting as at December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our consolidated financial statements for the year ended December 31, 2013. Deloitte LLP issued an unqualified opinion on the effectiveness of our internal control over financial reporting.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer

(signed) Karyn A. Brooks
Senior Vice-President and Controller

March 6, 2014

106 BCE Inc. 2013 Annual Report

REPORTS ON INTERNAL CONTROL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BCE Inc.

We have audited the internal control over financial reporting of BCE Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Astral Media Inc. (Astral), which was acquired on July 5, 2013. Astral’s contribution to the consolidated financial statements for the year ended December 31, 2013 was approximately 2% of consolidated revenues and 3% of consolidated net earnings. Additionally, at December 31, 2013, Astral’s current assets and current liabilities were approximately 18% and 3% of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 7% and 1% of consolidated non-current assets and non-current liabilities, respectively. Accordingly, our audit did not include the internal control over financial reporting at Astral. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 6, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of the new accounting standards, IAS 19 Employee Benefits (amended 2011) and IFRS 11, Joint Arrangements.

(signed) Deloitte LLP [1]

Montréal, Canada
March 6, 2014
 (1) CPA auditor, CA, public accountancy permit No. A104644

BCE Inc. 2013 Annual Report 107

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

These financial statements form the basis for all of the financial information that appears in this annual report.

The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte LLP, Independent Registered Chartered Accountants, have audited the financial statements.

Management has prepared the financial statements according to International Financial Reporting Standards (IFRS). Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.

The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 152 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer

(signed) Karyn A. Brooks
Senior Vice-President and Controller
March 6, 2014

108 BCE Inc. 2013 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BCE Inc.

We have audited the accompanying consolidated financial statements of BCE Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

EMPHASIS OF MATTER

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements, which explains that the Company has retrospectively changed its method of accounting for pensions due to the adoption of IAS 19, Employee Benefits (amended 2011), as well as its method of accounting for interests in arrangements that are controlled jointly due to the adoption of IFRS 11, Joint Arrangements.

OTHER MATTER

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) Deloitte LLP [1]

Montréal, Canada
March 6, 2014
 (1) CPA auditor, CA, public accountancy permit No. A104644

BCE Inc. 2013 Annual Report 109

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)
	NOTE	2013	2012
Operating revenues	3	20,400	19,978
Operating costs	5	(12,311)	(12,090)
Severance, acquisition and other costs	6	(406)	(133)
Depreciation	13	(2,734)	(2,678)
Amortization	14	(646)	(714)
Finance costs
Interest expense	7	(931)	(865)
Interest on post-employment benefit obligations	21	(150)	(131)
Other (expense) income	8	(6)	269
Income taxes	9	(828)	(760)
Net earnings		2,388	2,876
Net earnings attributable to:
Common shareholders		1,975	2,456
Preferred shareholders		131	139
Non-controlling interest	28	282	281
Net earnings		2,388	2,876
Net earnings per common share
Basic	10	2.55	3.17
Diluted	10	2.54	3.17
Average number of common shares outstanding – basic (millions)		775.8	774.3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS)
	NOTE	2013	2012
Net earnings		2,388	2,876
Other comprehensive income (loss), net of income taxes
Items that will be reclassified subsequently to net earnings
Net change in value of available-for-sale financial assets, net of income taxes of nil for 2013 and 2012		(6)	1
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($9) million and ($1) million for 2013 and 2012, respectively		28	(10)
Items that will not be reclassified to net earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($380) million and $397 million for 2013 and 2012, respectively	21	1,036	(1,052)
Other comprehensive income (loss)		1,058	(1,061)
Total comprehensive income		3,446	1,815
Total comprehensive income attributable to:
Common shareholders		2,872	1,475
Preferred shareholders		131	139
Non-controlling interest	28	443	201
Total comprehensive income		3,446	1,815

110 BCE Inc. 2013 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	DECEMBER 31, 2013	DECEMBER 31, 2012
ASSETS
Current assets
Cash		220	119
Cash equivalents		115	10
Trade and other receivables	11	3,043	2,946
Inventory	12	383	392
Prepaid expenses		415	301
Assets held for sale	4	719	5
Other current assets		175	140
Total current assets		5,070	3,913
Non-current assets
Property, plant and equipment	13	20,743	20,007
Intangible assets	14	9,552	8,183
Deferred tax assets	9	165	244
Investments in associates and joint ventures	15	775	800
Other non-current assets	16	698	637
Goodwill	17	8,381	7,185
Total non-current assets		40,314	37,056
Total assets		45,384	40,969
LIABILITIES
Current liabilities
Trade payables and other liabilities	18	4,339	3,916
Interest payable		147	128
Dividends payable		466	453
Current tax liabilities		367	113
Debt due within one year	19	2,571	2,136
Total current liabilities		7,890	6,746
Non-current liabilities
Long-term debt	20	16,341	13,886
Deferred tax liabilities	9	1,318	761
Post-employment benefit obligations	21	2,127	3,422
Other non-current liabilities	22	1,458	1,429
Total non-current liabilities		21,244	19,498
Total liabilities		29,134	26,244
Commitments and contingencies	26
EQUITY
Equity attributable to BCE shareholders
Preferred shares	24	3,395	3,395
Common shares	24	13,629	13,611
Contributed surplus		2,615	2,557
Accumulated other comprehensive income (loss)		14	(6)
Deficit		(4,642)	(5,682)
Total equity attributable to BCE shareholders		15,011	13,875
Non-controlling interest	28	1,239	850
Total equity		16,250	14,725
Total liabilities and equity		45,384	40,969

BCE Inc. 2013 Annual Report 111

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		ATTRIBUTABLE TO BCE SHAREHOLDERS
					ACCUMU-
					LATED
					OTHER
					COMPRE-			NON-
				CONTRI-	HENSIVE			CONTROL-
FOR THE YEAR ENDED DECEMBER 31, 2013 (IN MILLIONS OF CANADIAN DOLLARS)		PREFERRED	COMMON	BUTED	INCOME			LING	TOTAL
	NOTE	SHARES	SHARES	SURPLUS	(LOSS)	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2013		3,395	13,611	2,557	(6)	(5,682)	13,875	850	14,725
Net earnings		–	–	–	–	2,106	2,106	282	2,388
Other comprehensive income		–	–	–	20	877	897	161	1,058
Total comprehensive income		–	–	–	20	2,983	3,003	443	3,446
Common shares issued under stock option plan	24	–	14	(1)	–	–	13	–	13
Common shares issued under employee savings plan	24	–	4	–	–	–	4	–	4
Other share-based compensation		–	–	59	–	2	61	5	66
Dividends declared on BCE common and preferred shares		–	–	–	–	(1,938)	(1,938)	–	(1,938)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(290)	(290)
Equity securities issued by subsidiaries to non-controlling interest		–	–	–	–	–	–	225	225
Equity transaction with non-controlling interest		–	–	–	–	(7)	(7)	6	(1)
Balance at December 31, 2013		3,395	13,629	2,615	14	(4,642)	15,011	1,239	16,250

		ATTRIBUTABLE TO BCE SHAREHOLDERS
						ACCUMU-
						LATED
						OTHER
				SHARES		COMPRE-			NON-
				SUBJECT TO	CONTRI-	HENSIVE			CONTROL-
FOR THE YEAR ENDED DECEMBER 31, 2012 (IN MILLIONS OF CANADIAN DOLLARS)		PREFERRED	COMMON	CANCEL-	BUTED	INCOME			LING	TOTAL
	NOTE	SHARES	SHARES	LATION	SURPLUS	(LOSS)	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2012		3,115	13,566	(50)	2,527	5	(5,385)	13,778	981	14,759
Net earnings		–	–	–	–	–	2,595	2,595	281	2,876
Other comprehensive loss		–	–	–	–	(11)	(970)	(981)	(80)	(1,061)
Total comprehensive (loss) income		–	–	–	–	(11)	1,625	1,614	201	1,815
Preferred shares issued	24	280	–	–	–	–	(3)	277	–	277
Common shares issued under stock option plan	24	–	43	–	(4)	–	–	39	–	39
Common shares issued under employee savings plan	24	–	48	–	–	–	–	48	–	48
Common shares repurchased and cancelled	24	–	(46)	–	(3)	–	(58)	(107)	–	(107)
Common shares subject to cancellation		–	–	50	–	–	–	50	–	50
Other share-based compensation		–	–	–	37	–	(3)	34	5	39
Dividends declared on BCE common and preferred shares		–	–	–	–	–	(1,858)	(1,858)	–	(1,858)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	(348)	(348)
Equity securities issued by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	11	11
Balance at December 31, 2012		3,395	13,611	–	2,557	(6)	(5,682)	13,875	850	14,725

112 BCE Inc. 2013 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2013	2012
Cash flows from operating activities
Net earnings		2,388	2,876
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	406	133
Depreciation and amortization	13,14	3,380	3,392
Post-employment benefit plans cost	21	442	356
Net interest expense		924	858
Losses (gains) on investments	8	7	(256)
Income taxes	9	828	760
Contributions to post-employment benefit plans	21	(341)	(1,192)
Payments under other post-employment benefit plans	21	(73)	(73)
Severance and other costs paid		(203)	(231)
Acquisition costs paid		(80)	(101)
Interest paid		(879)	(835)
Income taxes paid (net of refunds)		(470)	(280)
Net change in operating assets and liabilities		147	153
Cash flows from operating activities		6,476	5,560
Cash flows used in investing activities
Capital expenditures		(3,571)	(3,515)
Business acquisitions	4	(2,850)	(13)
Increase in investments		(3)	(593)
Other investing activities		23	20
Cash flows used in investing activities		(6,401)	(4,101)
Cash flows from (used in) financing activities
Increase in notes payable and bank advances		272	377
Reduction in securitized trade receivables		(14)	(15)
Issue of long-term debt	20	4,438	1,055
Repayment of long-term debt	20	(2,495)	(946)
Premiums on early redemption of debt	8,20	(55)	–
Issue of common shares		13	39
Issue of preferred shares	24	–	280
Issue of equity securities by subsidiaries to non-controlling interest		230	11
Repurchase of common shares		–	(107)
Cash dividends paid on common shares		(1,795)	(1,683)
Cash dividends paid on preferred shares		(127)	(133)
Cash dividends paid by subsidiaries to non-controlling interest		(283)	(340)
Other financing activities		(53)	(45)
Cash flows from (used in) financing activities		131	(1,507)
Net increase (decrease) in cash		101	(13)
Cash at beginning of period		119	132
Cash at end of period		220	119
Net increase (decrease) in cash equivalents		105	(35)
Cash equivalents at beginning of period		10	45
Cash equivalents at end of period		115	10

BCE Inc. 2013 Annual Report 113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means, as the context may require, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

NOTE 1 CORPORATE INFORMATION

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireline, wireless, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home advertising services. The consolidated financial statements (financial statements) were approved by BCE’s board of directors on March 6, 2014.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.

All amounts are in millions of Canadian dollars, except where noted.

FUNCTIONAL CURRENCY

The financial statements are presented in Canadian dollars, the company’s functional currency.

B) BASIS OF CONSOLIDATION

We consolidate the financial statements of all our subsidiaries. Subsidiaries are entities we control, where control is achieved when the company is exposed or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee’s returns.

The results of subsidiaries acquired (sold) during the year are (de-)consolidated from the date of acquisition (disposal). Where necessary, adjustments are made to the financial statements of subsidiaries to conform their accounting policies with ours. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

Changes in BCE’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions, with no effect on net earnings or on other comprehensive income.

At December 31, 2013, BCE owned 44.1% of Bell Aliant, with the remaining 55.9% publicly held. BCE controls Bell Aliant through its right to appoint a majority of the board of directors of Bell Aliant.

C) REVENUE RECOGNITION

We recognize revenues from the sale of products or the rendering of services when they are earned; specifically when all the following conditions are met:

  the significant risks and rewards of ownership are transferred to customers and we retain neither continuing managerial involvement nor effective control there is clear evidence that an arrangement exists
  the amount of revenues and related costs can be measured reliably it is probable that the economic benefits associated with the transaction will flow to the company.

In particular, we recognize:

  fees for local, long distance and wireless services when we provide the services other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract subscriber revenues when customers receive the service
  revenues from the sale of equipment when the equipment is delivered and accepted by customers revenues on long-term contracts as services are provided, equipment is delivered and accepted, and contract milestones are met

114 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  advertising revenue, net of agency commissions, when advertisements are aired on radio or TV, posted on our website, or appear on the company’s advertising panels and street furniture.

We measure revenues at the fair value of the arrangement consideration. We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Trade payables and other liabilities or in Other non-current liabilities on the consolidated statements of financial position (statements of financial position).

Revenues are reduced for customer rebates and allowances and exclude sales and other taxes we collect from our customers.

We expense subscriber acquisition costs when the related services are activated.

MULTIPLE-ELEMENT ARRANGEMENTS

We enter into arrangements that may include the sale of a number of products and services together, primarily to our wireless and business customers. When two or more products or services have value to our customers on a stand-alone basis, we separately account for each product or service according to the methods previously described. The total price to the customer is allocated to each product or service based on its relative fair value. When an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non-contingent amount.

If the conditions to account for each product or service separately are not met, we recognize revenues proportionately over the term of the sale agreement.

SUBCONTRACTED SERVICES

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenues based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenues.

D) SHARE-BASED PAYMENTS

Our equity-settled share-based payment arrangements include stock options, restricted share units (RSUs), deferred share units (DSUs) and employee savings plans (ESPs).

STOCK OPTIONS

We use a fair value-based method to measure the cost of our employee stock options, based on the number of stock options that are expected to vest. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of stock options that are expected to vest.

We credit contributed surplus for stock option expense recognized over the vesting period. When stock options are exercised, we credit share capital for the amount paid and the amounts previously credited to contributed surplus.

RSUs

For each RSU granted, we recognize compensation expense equal to the market value of a BCE common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus. Additional RSUs are issued to reflect dividends declared on the common shares.

Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs that are expected to vest. The effect of these changes is recognized in the period of the change. Upon settlement of the RSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs are settled in BCE common shares, DSUs, or a combination thereof.

DSUs

If compensation is elected to be taken in DSUs we issue DSUs equal to the fair value of the services received. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the board. We credit contributed surplus for the fair value of DSUs at the issue date. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

ESPs

We recognize our contributions to our ESPs as compensation expense. Employer ESP contributions accrue over a two-year vesting period. We credit contributed surplus for the ESP expense recognized over the vesting period, based on management’s estimate of the accrued contributions that are expected to vest. Upon settlement of the ESPs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

E) INCOME AND OTHER TAXES

Current and deferred income tax expense is recognized in the consolidated income statements (income statements), except to the extent that the expense relates to items recognized in other comprehensive income or directly in equity.

A current or non-current tax asset (liability) is the estimated tax receivable (payable) on taxable earnings for the current or past periods. We also record future tax liabilities, which are included in Other non-current liabilities.

We use the liability method to account for deferred tax assets and liabilities, which arise from:

  temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax bases the carryforward of unused tax losses and credits, to the extent they can be used in the future.

BCE Inc. 2013 Annual Report 115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.

INVESTMENT TAX CREDITS (ITCs), OTHER TAX CREDITS AND GOVERNMENT GRANTS

We recognize ITCs, other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. They are presented as part of Trade and other receivables when they are expected to be utilized in the next year. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITC or government grant relates.

F) CASH EQUIVALENTS

Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase.

G) SECURITIZATION OF TRADE RECEIVABLES

Proceeds on the securitization of trade receivables are recognized as a collateralized borrowing as we do not transfer control and substantially all the risks and rewards of ownership to another entity.

H) INVENTORY

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted average cost formula for all other inventory. We maintain inventory valuation reserves for inventory that is slow-moving or obsolete, calculated using an inventory ageing analysis.

I) PROPERTY, PLANT AND EQUIPMENT

We record property, plant and equipment at historical cost. Historical cost includes expenditures that are attributable directly to the acquisition or construction of the asset, including the purchase cost, and labour.

Borrowing costs are capitalized for qualifying assets if the time to build or develop is in excess of one year.

We initially measure and record asset retirement obligations at management’s best estimate using a present value methodology, adjusted subsequently for any changes in the timing or amount of the cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the asset retirement obligation and record a corresponding amount in interest expense to reflect the passage of time.

Gains or losses on the sale or retirement of property, plant and equipment are recognized in Note 8, Other (expense) income.

LEASES

Leases of property, plant and equipment are recognized as finance leases when we obtain substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we record an asset together with a corresponding long-term lease liability, at the lower of the fair value of the leased asset or the present value of the minimum future lease payments. If there is reasonable certainty that the lease transfers ownership of the asset to us by the end of the lease term, the asset is amortized over its useful life. Otherwise, the asset is amortized over the shorter of its useful life and the lease term. The long-term lease liability is measured at amortized cost using the effective interest method.

All other leases are classified as operating leases. Operating lease payments are expensed on a straight-line basis over the term of the lease.

116 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

J) INTANGIBLE ASSETS

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any.

SOFTWARE

We record internal-use software at historical cost. Cost includes expenditures that are attributable directly to the acquisition or development of the software, including the purchase cost, and labour.

Software development costs are capitalized when all the following conditions are met:

  technical feasibility can be demonstrated
  management has the intent and the ability to complete the asset for use or sale it is probable that economic benefits will be generated
  costs attributable to the asset can be measured reliably.

CUSTOMER RELATIONSHIPS

Customer relationship assets are acquired through business combinations and are recorded at fair value at the date of acquisition.

PROGRAM AND FEATURE FILM RIGHTS

We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of broadcasting. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization and accumulated impairment losses, if any. Programs and feature films under licence agreements are recorded as assets and liabilities for rights acquired and obligations incurred when:

  the company receives a broadcast master and the cost is known or reasonably determinable for new program and feature film licences the licence term commences for licence period extensions or syndicated programs.

Programs and feature films are classified as non-current assets with related liabilities classified as current or non-current, based on the payment terms. Amortization of program and feature film rights is recorded in Operating costs in the income statements.

INDEFINITE-LIFE INTANGIBLE ASSETS

Brand assets, mainly comprised of the Bell and Bell Media brands, and broadcast licences are acquired through business combinations and are recorded at fair value at the date of acquisition, less accumulated impairment losses, if any. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year.

Currently there are no legal, regulatory, competitive or other factors that limit the useful lives of our brands or spectrum licences.

K) DEPRECIATION AND AMORTIZATION

We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, if needed. Land and assets under construction or development are not depreciated.

ESTIMATED USEFUL LIFE
Property, plant and equipment
Network infrastructure and equipment	2 to 50 years
Buildings	5 to 50 years
Finite-life intangible assets
Software	2 to 12 years
Customer relationships	6 to 30 years
Program and feature film rights	Up to 5 years

L) INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

Our financial statements incorporate our share of the results of our associates and joint ventures using the equity method of accounting, except when the investment is classified as held for sale. Equity income from investments is recorded in Note 8, Other (expense) income in the income statements.

Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income on an after-tax basis. Investments are reviewed for impairment by comparing their recoverable amount to their carrying amount.

We recognize our share of the assets, liabilities, revenues and expenses of joint operations in accordance with the related contractual agreements.

BCE Inc. 2013 Annual Report 117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

M) BUSINESS COMBINATIONS AND GOODWILL

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred.

Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in earnings immediately as a bargain purchase gain.

Changes in our ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any difference between the change in the carrying amount of non-controlling interest (NCI) and the consideration paid or received is attributed to owner’s equity.

N) IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed quarterly, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

GOODWILL IMPAIRMENT TESTING

We perform an annual test for goodwill impairment in the fourth quarter for each of our cash generating units (CGUs) or groups of CGUs to which goodwill is allocated and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or groups of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, BCE’s CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3, Segmented Information.

O) FINANCIAL INSTRUMENTS

AVAILABLE-FOR-SALE (AFS) FINANCIAL ASSETS

Our portfolio investments in equity securities are classified as AFS and are presented in our statements of financial position as Other non-current assets. They have been designated as such based on management’s intentions or because they are not classified in any other categories. These securities are recorded at fair value on the date of acquisition, including related transaction costs, and are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in other comprehensive income and are reclassified to Other (expense) income in the income statements when realized or when an impairment is determined.

TRADE AND OTHER RECEIVABLES

Trade and other receivables, which include trade receivables and other short-term receivables, are measured at amortized cost using the effective interest method, net of any allowance for doubtful accounts. An allowance for doubtful accounts is established based on individually significant exposures or on historical trends.

Factors considered when establishing an allowance include current economic conditions, historical information and the reason for the delay in payment. Amounts considered uncollectible are written off.

OTHER FINANCIAL LIABILITIES

Other financial liabilities, which include trade payables and accruals, compensation payable, obligations imposed by the Canadian Radio-television and Telecommunications Commission (CRTC), interest payable and long-term debt, are recorded at amortized cost using the effective interest method.

COSTS OF ISSUING DEBT AND EQUITY

The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a charge to the deficit.

118 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

P) DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments to manage interest rate risk, foreign currency risk and cash flow exposures related to share-based payment plans, capital expenditures, long-term debt instruments and purchase commitments. We do not use derivative financial instruments for speculative or trading purposes.

HEDGE ACCOUNTING

To qualify for hedge accounting, we document the relationship between the derivative and the related identified risk exposure and our risk management objective and strategy. This includes associating each derivative to a specific asset or liability, a specific firm commitment, or a specific anticipated transaction.

We assess the effectiveness of a derivative in managing an identified risk exposure when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedge becomes ineffective, we stop using hedge accounting.

FAIR VALUE HEDGES

Our fair value hedges consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. These swaps involve exchanging interest payments without exchanging the notional amount on which the payments are based. We record the exchange of payments as an adjustment to interest expense on the hedged debt. We include the related net receivable or payable from counterparties in Other current assets or Trade payables and other liabilities for swaps due within one year and in Other non-current assets or Other non-current liabilities for swaps that have a maturity of more than one year. Changes in the fair value of these derivatives and the related long-term debt are recognized in Other (expense) income in the income statements and offset, unless a portion of the hedging relationship is ineffective.

CASH FLOW HEDGES

Our cash flow hedges are used to mitigate foreign currency risk on certain long-term debt instruments and purchase commitments, as well as interest rate risk related to future debt issuances. We use foreign currency forward contracts to manage the exposure to anticipated transactions denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in our consolidated statements of comprehensive income (statements of comprehensive income), except for any ineffective portion, which is recognized immediately in earnings. Realized gains and losses in Accumulated other comprehensive income (loss) are reclassified to the income statements in the same periods as the corresponding hedged items are recognized in earnings. Cash flow hedges that mature within one year are included in Other current assets or Trade payables and other liabilities, whereas hedges that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.

DERIVATIVES USED AS ECONOMIC HEDGES

Derivatives used to manage cash flow exposures related to share-based payment plans and capital expenditures are marked to market each reporting period because they do not qualify for hedge accounting. The changes in fair value of these financial assets and liabilities are recognized in Note 8, Other (expense) income in the income statements.

Q) POST-EMPLOYMENT BENEFIT PLANS

DEFINED BENEFIT (DB) AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

We maintain DB pension plans that provide pension benefits for certain employees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. The plans provide cost of living adjustments to help protect the income of retired employees against inflation.

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service.

We provide OPEBs to some of our employees, including:

  healthcare and life insurance benefits during retirement, which are being phased out over a ten-year period ending on December 31, 2016. We do not fund most of these OPEB plans.
  other benefits, including workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

We accrue our obligations and related costs under post-employment benefit plans, net of the fair value of the benefit plan assets. Pension and OPEB costs are determined using:

  the projected unit credit method, prorated on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing of benefits expected to be paid under the plans management’s best estimate of pay increases, retirement ages of employees, expected healthcare costs and life expectancy.

We value post-employment benefit plan assets at fair value using current market values.

Post-employment benefit plans current service cost is included in operating costs. Interest on our post-employment benefit obligations is recognized in net earnings and represents the accretion of interest on the net obligations under the post-employment benefit plans. The interest rate is based on market conditions that existed at the beginning of the year. Actuarial gains and losses for all post-employment benefit plans are recorded in other comprehensive income in the period in which they occur and are recognized immediately in the deficit.

December 31 is the measurement date for our significant post-employment benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The most recent actuarial valuation of our significant pension plans was December 31, 2012.

BCE Inc. 2013 Annual Report 119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DEFINED CONTRIBUTION (DC) PENSION PLANS

We maintain DC pension plans that provide certain employees with benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of the employee’s salary.

We recognize a post-employment benefit plans service cost for DC pension plans when the employee provides service to the company, essentially coinciding with our cash contributions.

Generally, new employees can participate only in the DC pension plans.

R) PROVISIONS

Provisions are recognized when all the following conditions are met:

  the company has a present legal or constructive obligation based on past events it is probable that an outflow of economic resources will be required to settle the obligation the amount can be reasonably estimated.

Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using current market assessments of the discount rate and risks specific to the obligation. The obligation increases as a result of the passage of time, resulting in interest expense.

S) USING ESTIMATES AND KEY JUDGEMENTS

When preparing financial statements, management makes estimates and judgements relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities.

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgements are subject to measurement uncertainty and actual results could differ. Our more significant estimates and judgements are described below.

ESTIMATES

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

A lower discount rate and a higher life expectancy result in a higher net post-employment benefit obligation and a higher current service cost.

IMPAIRMENT OF NON-FINANCIAL ASSETS

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate.

DEFERRED TAX ASSETS

The amount of deferred tax assets is estimated with consideration given to the timing, sources and amounts of future taxable income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows.

CONTINGENCIES

We become involved in various litigation matters as a part of our business. Pending litigations represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received from a contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

JUDGEMENTS

POST-EMPLOYMENT BENEFIT PLANS

The determination of the discount rate used to value our post-employment benefit obligations requires judgement. The rate is set by reference to market yields of high quality corporate bonds at

120 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the beginning of each fiscal year. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of bonds include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

INCOME TAXES

The calculation of income taxes requires judgement in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings also are subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgement is used to determine the amounts of deferred tax assets and liabilities and future tax liabilities to be recognized. In particular, judgement is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

MULTIPLE ELEMENT ARRANGEMENTS

Determining the amounts of revenue to be recognized for multiple element arrangements requires judgement to establish the separately identifiable components and the allocation of the total price between those components.

CONTINGENCIES

The determination of whether a loss is probable from litigation and whether an outflow of resources is likely requires judgement.

T) CHANGE IN ACCOUNTING ESTIMATE

As part of our annual review of the useful lives of property, plant and equipment and finite-life intangible assets, we changed the useful lives of certain network assets, customer premise equipment, software and broadcasting equipment to better reflect their useful lives. The changes include both increases and decreases to useful lives and have been applied prospectively effective January 1, 2013. On a net basis, depreciation and amortization expense for these assets decreased by $139 million as a result of the changes.

U) ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2013, we adopted the following new or amended accounting standards on a retrospective basis.

IAS 19

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan includes net interest expense or income, calculated by applying the discount rate to the net DB pension asset or liability, replacing the finance charge and expected return on plan assets, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities are required to segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB pension liabilities (assets) and remeasurements of the net DB pension liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans.

These amendments did not impact our statements of financial position or our consolidated statements of cash flows (statements of cash flows). The impact of the decrease in the expected return on plan assets, as a result of the amended standard, on our income statements and statements of comprehensive income is as follows.

FOR THE YEAR ENDED DECEMBER 31	2012
Interest on post-employment benefit obligation increase	(242)
Income taxes decrease	65
Net earnings decrease	(177)
Actuarial losses on post-employment benefit plans decrease/other comprehensive loss decrease	177
Earnings per share decrease	(0.22)

IFRS 11

In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method.

As a result of adopting IFRS 11, we account for our 50% interest in Inukshuk Limited Partnership (Inukshuk) as a joint operation. Inukshuk was previously classified as a joint venture and accounted for using the equity method. IFRS 11 did not have a material impact on our income statements or our statements of cash flows. The impacts on our statements of financial position are as follows.

	DECEMBER 31, 2012	JANUARY 1, 2012
Increase/(decrease) in:
Cash	2	2
Trade and other receivables	–	27
Property, plant and equipment	–	17
Intangible assets	96	208
Investments in associates and joint ventures	(97)	(213)
Trade payables and other liabilities	1	15
Debt due within one year	–	26

BCE Inc. 2013 Annual Report 121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following new or amended standards did not have a significant impact on our financial statements.

IFRS 7

In December 2011, the IASB amended IFRS 7 – Financial Instruments: Disclosures, to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position.

IFRS 10

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities.

IFRS 12

In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

The required disclosures are provided in Note 15, Investments in Associates and Joint Ventures, Note 27, Related Party Transactions and Note 28, Significant Partly-Owned Subsidiaries.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.

The adoption of IFRS 13 did not result in any measurement adjustments or changes to our fair value valuation techniques. The enhanced disclosures are included in Note 23, Financial and Capital Management.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income and their classification.

As a result of adopting the amendments to IAS 1, we have grouped items within our statements of comprehensive income according to whether or not they will be reclassified subsequently to net earnings.

V) FUTURE CHANGES TO ACCOUNTING STANDARDS

The following changes to IFRS are not expected to have a significant impact on our financial statements.

IAS 36

In May 2013, the IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets. The amendments to IAS 36 must be applied retrospectively for annual periods beginning on or after January 1, 2014.

IAS 39

In June 2013, the IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting. The amendments to IAS 39 must be applied retrospectively for annual periods beginning on or after January 1, 2014.

IAS 32

In December 2011, the IASB amended IAS 32 – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities. The amendments to IAS 32 must be applied retrospectively for annual periods beginning on or after January 1, 2014.

IFRS 9

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. In December 2011, the IASB amended IFRS 9, deferring the mandatory effective date to annual periods beginning on or after January 1, 2015. In November 2013, the IASB further amended IFRS 9 to delay the mandatory effective date to a future date to be determined. The amendment also provides relief from restating comparative information and required disclosures in IFRS 7 – Financial Instruments: Disclosures.

122 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 SEGMENTED INFORMATION

The accounting policies used in our segment reporting are the same as those we describe in Note 2, Significant Accounting Policies. Our earnings are reported in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.

We measure the performance of each segment based on segment profit, which is equal to operating revenues less operating costs for the segment. We report severance, acquisition and other costs and depreciation and amortization by segment for external reporting purposes. Substantially all of our finance costs and other (expense) income are managed on a corporate basis and, accordingly, are not reflected in segment results.

Our operations and virtually all of our assets are located in Canada.

Our Bell Wireline segment provides local telephone, long distance, data, including Internet access and TV, as well as other communications services and products to Bell’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Our Bell Wireless segment provides wireless voice and data communication products and services to Bell’s residential, small and medium-sized business and large enterprise customers across Canada.

Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home advertising services. On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral Media Inc. (Astral). The results of Astral are included in our Bell Media segment from the date of acquisition.

Our Bell Aliant segment provides local telephone, long distance, Internet, data, TV, wireless, home security and value-added business solutions to residential and business customers in the Atlantic provinces and in rural and regional areas of Ontario and Québec.

SEGMENTED INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		9,754	5,794	2,342	–	17,890	2,510	–	20,400
Inter-segment		343	55	215	(394)	219	249	(468)	–
Total operating revenues		10,097	5,849	2,557	(394)	18,109	2,759	(468)	20,400
Operating costs	5	(6,303)	(3,509)	(1,874)	394	(11,292)	(1,487)	468	(12,311)
Segment profit(1)		3,794	2,340	683	–	6,817	1,272	–	8,089
Severance, acquisition and other costs	6	(110)	(2)	(283)	–	(395)	(11)	–	(406)
Depreciation and amortization	13,14	(2,248)	(479)	(110)	–	(2,837)	(543)	–	(3,380)
Finance costs
Interest expense	7								(931)
Interest on post-employment benefit obligations	21								(150)
Other expense	8								(6)
Income taxes	9								(828)
Net earnings									2,388
Goodwill	17	2,521	2,302	2,588	–	7,411	970	–	8,381
Indefinite-life intangible assets	14	1,315	2,502	2,708	–	6,525	340	–	6,865
Capital expenditures		2,247	639	115	–	3,001	570	–	3,571

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2013 Annual Report 123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		9,905	5,524	2,022	–	17,451	2,527	–	19,978
Inter-segment		315	62	161	(344)	194	234	(428)	–
Total operating revenues		10,220	5,586	2,183	(344)	17,645	2,761	(428)	19,978
Operating costs	5	(6,300)	(3,471)	(1,622)	344	(11,049)	(1,469)	428	(12,090)
Segment profit (1)		3,920	2,115	561	–	6,596	1,292	–	7,888
Severance, acquisition and other costs	6	(86)	(11)	(20)	–	(117)	(16)	–	(133)
Depreciation and amortization	13,14	(2,231)	(488)	(108)	–	(2,827)	(565)	–	(3,392)
Finance costs
Interest expense	7								(865)
Interest on post-employment benefit obligations	21								(131)
Other income	8								269
Income taxes	9								(760)
Net earnings									2,876
Goodwill	17	2,521	2,302	1,393	–	6,216	969	–	7,185
Indefinite-life intangible assets	14	2,403	1,410	1,511	–	5,324	339	–	5,663
Capital expenditures		2,193	637	93	–	2,923	592	–	3,515

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

REVENUES BY PRODUCT

FOR THE YEAR ENDED DECEMBER 31	2013	2012
Local and access (1)	2,497	2,688
Long distance	722	801
Data(1)	5,828	5,666
Wireless	5,362	5,086
Media	2,342	2,022
Equipment and other (1)	1,139	1,188
Total external revenues	17,890	17,451
Inter-segment revenues	219	194
Bell	18,109	17,645
Bell Aliant	2,759	2,761
Inter-segment eliminations	(468)	(428)
BCE	20,400	19,978

(1)	We have reclassified amounts for the prior year to make them consistent with the presentation for the current year.

124 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 ACQUISITION OF ASTRAL

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral. Astral is a media company that operates specialty and pay TV channels, radio stations and digital media properties across Canada and provides out-of-home advertising services. BCE acquired Astral to enhance our competitive position in French-language broadcasting in Québec, control content costs, and increase opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and out-of-home advertising. Astral’s results are included in our Bell Media segment.

The purchase price allocation includes certain estimates and will be finalized upon completion of the sale of certain assets. The following table summarizes the fair value of the consideration given and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash purchase consideration	2,876
Trade and other receivables	153
Current assets	39
Assets held for sale	687
Property, plant and equipment	198
Finite-life intangible assets	163
Indefinite-life intangible assets	1,238
Non-current assets	15
Trade payables and other liabilities	(183)
Long-term debt	(397)
Net deferred tax liabilities	(207)
Non-current liabilities	(65)
1,641
Cash and cash equivalents	32
Fair value of net assets acquired	1,673
Goodwill (1)	1,203

(1)	Goodwill arises principally from the ability to leverage media content, the reputation of assembled workforce and future growth. Goodwill is not deductible for tax purposes. The allocation of goodwill to our groups of CGUs will be finalized upon completion of the sale of the assets held for sale.

As part of its approval of the Astral acquisition, the CRTC ordered BCE to spend $246.9 million in new benefits for French- and English-language TV, radio and film content development, support for emerging Canadian musical talent, training and professional development for Canadian media, and new consumer participation initiatives. The present value of this tangible benefits obligation, amounting to $230 million, was recorded as an acquisition cost in Severance, acquisition and other costs in the income statement. Total acquisition costs relating to Astral, including the tangible benefits obligation, amounted to $266 million for the year ended December 31, 2013.

Astral revenues of $412 million and net earnings of $77 million are included in the income statement from the date of acquisition.

BCE’s consolidated operating revenues and net earnings for the year ended December 31, 2013 would have been $20,759 million and $2,385 million, respectively, had the Astral acquisition occurred on January 1, 2013. These pro forma amounts exclude operating revenues and net earnings attributable to the Astral radio stations and TV services to be divested and reflect financing costs related to the acquisition, the amortization of certain elements of the purchase price allocation, the elimination of intercompany transactions and related tax adjustments.

ASSETS HELD FOR SALE

Consistent with the CRTC’s Common Ownership Policy for radio, BCE is required to sell ten Bell Media and Astral English-language radio stations as part of the transaction. BCE also is required to sell eleven Astral TV services in order to comply with conditions attached to the Competition Bureau and CRTC approvals.

As required by the CRTC and the Competition Bureau, the management and control of the assets to be divested was transferred to an independent trustee pending their sale to third parties. They are classified as Assets held for sale in the statement of financial position and are recorded at their net realizable value.

Agreements are in place, subject to closing conditions, termination rights and applicable regulatory approvals, to sell all of the assets.

In Q1 2014, we completed the sale of six TV services and five radio stations for total proceeds of $427.2 million.

BCE Inc. 2013 Annual Report 125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 OPERATING COSTS

FOR THE YEAR ENDED DECEMBER 31	NOTE	2013	2012
Labour costs
Wages, salaries and related taxes and benefits (1)		(4,258)	(4,126)
Post-employment benefit plans service cost (net of capitalized amounts)	21	(292)	(225)
Other labour costs (1) (2)		(985)	(1,021)
Less:
Capitalized labour (1)		990	933
Total labour costs		(4,545)	(4,439)
Cost of revenues (1) (3)		(5,908)	(5,770)
Other operating costs (1) (4)		(1,858)	(1,881)
Operating costs		(12,311)	(12,090)

(1)	We have reclassified amounts for the prior year to make them consistent with the presentation for the current year.
(2)	Other labour costs include contractor and outsourcing costs.
(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Research and development expenses of $201 million and $227 million are included in operating costs for 2013 and 2012, respectively.

NOTE 6 SEVERANCE, ACQUISITION AND OTHER COSTS

FOR THE YEAR ENDED DECEMBER 31	2013	2012
Severance	(116)	(107)
Acquisition	(266)	(9)
Other	(24)	(17)
Total severance, acquisition and other costs	(406)	(133)

ACQUISITION COSTS

Acquisition costs consist of transaction costs, such as legal and bankers’ fees, related to completed or potential acquisitions, employee severance costs related to the purchase or sale of a business and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.

Acquisition costs for the year ended December 31, 2013 include $230 million relating to the CRTC tangible benefits obligation described in Note 4, Acquisition of Astral.

NOTE 7 INTEREST EXPENSE

FOR THE YEAR ENDED DECEMBER 31	2013	2012
Interest expense on long-term debt	(850)	(792)
Interest expense on other debt	(97)	(92)
Capitalized interest	16	19
Total interest expense	(931)	(865)

Interest expense on long-term debt includes interest on finance leases of $174 million and $158 million for 2013 and 2012, respectively.

Capitalized interest was calculated using an average rate of 5.03% and 5.40% for 2013 and 2012, respectively, which represents the weighted average interest rate on our outstanding long-term debt.

126 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 OTHER (EXPENSE) INCOME

FOR THE YEAR ENDED DECEMBER 31	NOTE	2013	2012
Net mark-to-market gains on derivatives used as economic hedges		94	22
Pension surplus distribution		36	–
(Losses) gains on investments		(7)	256
Premiums on early redemption of debt	20	(55)	–
Losses on disposal/retirement of software, plant and equipment		(44)	(36)
Equity (loss) income	15	(32)	1
Other		2	26
Other (expense) income		(6)	269

GAINS ON INVESTMENTS

In December 2012, Inukshuk, a joint operation owned 50% by BCE, sold certain spectrum licences and network equipment to its owners at fair market value. BCE and the non-related venturer each purchased 50% of the assets having a fair market value of $1,181 million and a carrying value of $250 million. As a result, BCE recorded:

  a gain on investment of $233 million representing BCE’s 50% share of the Inukshuk gain relating to the assets sold to the non-related venturer spectrum licences and network equipment of $233 million representing the fair value of the assets purchased less BCE’s share of the Inukshuk gain.

EQUITY INVESTEES

In 2013, we recorded an equity loss of $25 million, representing our share of a goodwill impairment charge and a write-down of customer relationship intangibles recognized by an equity investee. We also recognized a decrease of $14 million in the fair value of a related financial asset in Losses (gains) on investments.

NOTE 9 INCOME TAXES

The following table shows the significant components of income taxes deducted from net earnings.

FOR THE YEAR ENDED DECEMBER 31	2013	2012
Current taxes
Current taxes	(888)	(756)
Resolution of uncertain tax positions	51	131
Change in estimate relating to prior periods	53	48
Effect of change in provincial corporate tax rate	–	2
Deferred taxes
Deferred taxes relating to the origination and reversal of temporary differences	72	(26)
Effect of change in provincial corporate tax rate	(6)	(37)
Change in estimate relating to prior periods	(33)	(39)
Recognition and utilization of loss carryforwards	(68)	(130)
Resolution of uncertain tax positions	(10)	52
Other	1	(5)
Total income taxes	(828)	(760)

BCE Inc. 2013 Annual Report 127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.6% for each of 2013 and 2012.

FOR THE YEAR ENDED DECEMBER 31	2013	2012
Earnings before income taxes	3,216	3,636
Applicable tax rate	26.6%	26.6%
Income taxes computed at applicable statutory rates	(855)	(967)
Non-taxable portion of gains on investments	–	66
Resolution of uncertain tax positions	41	183
Effect of change in provincial corporate tax rate	(6)	(35)
Change in estimate relating to prior periods	20	9
Other	(28)	(16)
Total income taxes	(828)	(760)
Average effective tax rate	25.7%	20.9%

The following table shows aggregate current and deferred taxes relating to items recognized outside the income statements.

AT DECEMBER 31	2013			2012
	OTHER			OTHER
	COMPREHENSIVE			COMPREHENSIVE
	INCOME	DEFICIT	NCI	INCOME	DEFICIT
Current taxes	1	1	–	170	2
Deferred taxes	(390)	7	1	226	3
Total income tax (expense) recovery	(389)	8	1	396	5

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.

				PROPERTY,
				PLANT AND
				EQUIPMENT
	NON-	POST-	INDEFINITE-	AND
	CAPITAL	EMPLOYMENT	LIFE	FINITE-LIFE		PARTNERSHIP	CRTC
	LOSS CARRY-	BENEFIT	INTANGIBLE	INTANGIBLE	INVESTMENT	INCOME	TANGIBLE
NET DEFERRED TAX LIABILITY	FORWARDS	PLANS (1)	ASSETS	ASSETS	TAX CREDITS	DEFERRAL (2)	BENEFITS	(1)	OTHER (1)	TOTAL
January 1, 2012	234	726	(1,212)	(433)	(106)	(97)	73		263	(552)
Income statement	(130)	(26)	(57)	(20)	46	9	(27)		20	(185)
Other comprehensive income	–	227	–	–	–	–	–		(1)	226
Deficit	–	–	–	–	–	–	–		3	3
Other	–	–	–	–	–	–	–		(9)	(9)
December 31, 2012	104	927	(1,269)	(453)	(60)	(88)	46		276	(517)
Income statement	(68)	(3)	(56)	(105)	39	85	46		18	(44)
Other comprehensive income	–	(384)	–	–	–	–	–		(6)	(390)
Deficit	–	–	–	–	–	–	–		7	7
Acquisition of Astral	–	7	(202)	(43)	–	–	1		30	(207)
NCI	–	–	–	–	–	–	–		1	1
Other	–	–	6	–	–	–	–		(9)	(3)
December 31, 2013	36	547	(1,521)	(601)	(21)	(3)	93		317	(1,153)

(1)	We have reclassified amounts for the prior year to make them consistent with the presentation for the current year.
(2)	The taxation year-end of certain of Bell Aliant’s corporate subsidiaries differs from the partnership year end. This results in a deferral of partnership income for tax purposes.

128 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2013, BCE had $214 million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $36 million, of which $27 million related to Bell Media, for approximately $138 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2026 to 2033.
  did not recognize a deferred tax asset for approximately $76 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2032.

At December 31, 2013, BCE had $828 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

At December 31, 2012, BCE had $484 million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $104 million, of which $86 million related to Bell Media, for approximately $400 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2025 to 2032.
  did not recognize a deferred tax asset for approximately $84 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2016 to 2030.

At December 31, 2012, BCE had $772 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

NOTE 10 EARNINGS PER SHARE

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE YEAR ENDED DECEMBER 31	2013	2012
Net earnings attributable to common shareholders – basic	1,975	2,456
Dividends declared per common share (in dollars)	2.33	2.22
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	775.8	774.3
Assumed exercise of stock options (1)	0.6	0.3
Weighted average number of common shares outstanding – diluted	776.4	774.6

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,621,806 in 2013 and 2,651,928 in 2012.

NOTE 11 TRADE AND OTHER RECEIVABLES

FOR THE YEAR ENDED DECEMBER 31	NOTE	2013	2012
Trade receivables (1)	23	3,074	2,975
Allowance for doubtful accounts	23	(79)	(97)
Allowance for revenue adjustments		(90)	(90)
Current tax receivable		36	36
Other accounts receivable		102	122
Total trade and other receivables		3,043	2,946

(1)	The details of securitized trade receivables are set out in Note 19, Debt Due Within One Year.

NOTE 12 INVENTORY

FOR THE YEAR ENDED DECEMBER 31	2013	2012
Work in progress	65	70
Finished goods	342	347
Provision	(24)	(25)
Total inventory	383	392

The total amount of inventory subsequently recognized as an expense in cost of revenues was $2,352 million in 2013 and $2,377 million in 2012.

BCE Inc. 2013 Annual Report 129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 PROPERTY, PLANT AND EQUIPMENT

	NETWORK
	INFRASTRUCTURE	LAND AND	ASSETS UNDER
FOR THE YEAR ENDED DECEMBER 31, 2013	AND EQUIPMENT	BUILDINGS	CONSTRUCTION	TOTAL (1)
COST
January 1, 2013	52,925	4,789	1,202	58,916
Additions	2,014	60	1,623	3,697
Acquisition through business combinations	159	39	2	200
Transfers	1,066	125	(1,551)	(360)
Retirements and disposals	(1,490)	(17)	–	(1,507)
December 31, 2013	54,674	4,996	1,276	60,946
ACCUMULATED DEPRECIATION
January 1, 2013	36,539	2,370	–	38,909
Depreciation	2,545	189	–	2,734
Retirements and disposals	(1,414)	(14)	–	(1,428)
Other	(5)	(7)	–	(12)
December 31, 2013	37,665	2,538	–	40,203
NET CARRYING AMOUNT
At January 1, 2013	16,386	2,419	1,202	20,007
At December 31, 2013	17,009	2,458	1,276	20,743

(1)	Includes assets under finance leases.

	NETWORK
	INFRASTRUCTURE	LAND AND	ASSETS UNDER
FOR THE YEAR ENDED DECEMBER 31, 2012	AND EQUIPMENT (2)	BUILDINGS (2)	CONSTRUCTION	TOTAL (1)
COST
January 1, 2012	49,747	4,684	1,164	55,595
Additions	2,529	88	1,529	4,146
Transfers	1,191	49	(1,491)	(251)
Retirements and disposals	(542)	(32)	–	(574)
December 31, 2012	52,925	4,789	1,202	58,916
ACCUMULATED DEPRECIATION
January 1, 2012	34,581	2,212	–	36,793
Depreciation	2,499	179	–	2,678
Retirements and disposals	(489)	(29)	–	(518)
Other	(52)	8	–	(44)
December 31, 2012	36,539	2,370	–	38,909
NET CARRYING AMOUNT
At January 1, 2012	15,166	2,472	1,164	18,802
At December 31, 2012	16,386	2,419	1,202	20,007

(1)	Includes assets under finance leases.
(2)	We have reclassified amounts for the prior year to make them consistent with the presentation for the current year.

130 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCE LEASES

BCE’s significant finance leases are for satellites and office premises. The office leases have a typical lease term of 15 years. The leases for satellites, used to provide programming to our Bell TV customers, have a term of 15 years. The satellite leases are non-cancellable.

The following table shows additions to and the net carrying amount of assets under finance leases.

	ADDITIONS		NET CARRYING AMOUNT
FOR THE YEAR ENDED DECEMBER 31	2013	2012	2013	2012
Network infrastructure and equipment	319	814	1,655	1,596
Land and buildings	3	–	556	596
Total	322	814	2,211	2,192

The following table provides a reconciliation of our minimum future lease payments to the present value of our finance lease obligations.

AT DECEMBER 31, 2013	NOTE	2014	2015	2016	2017	2018	THEREAFTER	TOTAL
Minimum future lease payments	23	489	418	288	260	237	1,618	3,310
Less:
Future finance costs		(152)	(139)	(128)	(118)	(106)	(419)	(1,062)
Present value of future lease obligations		337	279	160	142	131	1,199	2,248

NOTE 14 INTANGIBLE ASSETS

			FINITE-LIFE				INDEFINITE-LIFE
			PROGRAM
			AND
		CUSTOMER	FEATURE				SPECTRUM			TOTAL
YEAR ENDED		RELATION-	FILM				AND OTHER	BROADCAST		INTANGIBLE
DECEMBER 31, 2013	SOFTWARE	SHIPS	RIGHTS	OTHER	TOTAL	BRAND	LICENCES	LICENCES	TOTAL	ASSETS
COST
January 1, 2013	5,949	847	263	270	7,329	2,242	2,128	1,293	5,663	12,992
Additions	238	–	570	–	808	–	4	–	4	812
Acquisition through business combinations	14	25	101	23	163	102	–	1,136	1,238	1,401
Transfers	377	–	–	–	377	–	–	(25)	(25)	352
Retirements and disposals	(537)	(7)	–	–	(544)	–	–	(15)	(15)	(559)
Amortization included in operating costs	–	–	(545)	–	(545)	–	–	–	–	(545)
December 31, 2013	6,041	865	389	293	7,588	2,344	2,132	2,389	6,865	14,453
ACCUMULATED AMORTIZATION
January 1, 2013	4,399	325	–	85	4,809	–	–	–	–	4,809
Amortization	577	50	–	19	646	–	–	–	–	646
Retirements and disposals	(535)	(7)	–	–	(542)	–	–	–	–	(542)
Other	(12)	–	–	–	(12)	–	–	–	–	(12)
December 31, 2013	4,429	368	–	104	4,901	–	–	–	–	4,901
NET CARRYING AMOUNT
January 1, 2013	1,550	522	263	185	2,520	2,242	2,128	1,293	5,663	8,183
December 31, 2013	1,612	497	389	189	2,687	2,344	2,132	2,389	6,865	9,552

BCE Inc. 2013 Annual Report 131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			FINITE-LIFE				INDEFINITE-LIFE
			PROGRAM
			AND
		CUSTOMER	FEATURE				SPECTRUM			TOTAL
YEAR ENDED		RELATION-	FILM				AND OTHER	BROADCAST		INTANGIBLE
DECEMBER 31, 2012	SOFTWARE	SHIPS	RIGHTS	OTHER	TOTAL	BRAND	LICENCES	LICENCES	TOTAL	ASSETS
COST
January 1, 2012	5,788	847	364	278	7,277	2,242	1,895	1,293	5,430	12,707
Additions	225	–	437	–	662	–	233	–	233	895
Transfers	354	–	–	–	354	–	–	–	–	354
Retirements and disposals	(418)	–	–	(8)	(426)	–	–	–	–	(426)
Amortization included in operating costs	–	–	(538)	–	(538)	–	–	–	–	(538)
December 31, 2012	5,949	847	263	270	7,329	2,242	2,128	1,293	5,663	12,992
ACCUMULATED AMORTIZATION
January 1, 2012	4,140	274	–	72	4,486	–	–	–	–	4,486
Amortization	642	51	–	21	714	–	–	–	–	714
Retirements and disposals	(411)	–	–	(8)	(419)	–	–	–	–	(419)
Other	28	–	–	–	28	–	–	–	–	28
December 31, 2012	4,399	325	–	85	4,809	–	–	–	–	4,809
NET CARRYING AMOUNT
January 1, 2012	1,648	573	364	206	2,791	2,242	1,895	1,293	5,430	8,221
December 31, 2012	1,550	522	263	185	2,520	2,242	2,128	1,293	5,663	8,183

NOTE 15 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Summarized financial information in respect to BCE’s associates and joint ventures are tabled below. For a list of associates and joint ventures please see Note 27, Related Party Transactions.

FOR THE YEAR ENDED DECEMBER 31	2013	2012
Assets	3,878	3,811
Liabilities	(2,164)	(2,040)
Total net assets	1,714	1,771
BCE’s share of net assets	775	800
Revenues	805	517
Expenses	(912)	(505)
Total net (loss) earnings	(107)	12
BCE’s share of net (loss) earnings	(32)	1

132 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Q9 NETWORKS INC. (Q9)

In October 2012, an investor group comprising BCE, Ontario Teachers’ Pension Plan Board (Teachers’), Providence Equity Partners LLC (Providence) and Madison Dearborn Partners LLC (Madison Dearborn) completed its acquisition of Canadian data centre operator Q9. Of the $1.1 billion purchase price, Teachers’, Providence and Madison Dearborn together contributed $430 million and BCE provided $185 million of the equity funding. New debt financing by Q9 also funded a portion of the acquisition price. Our 35.3% ownership in Q9 is accounted for using the equity method.

Concurrent with the closing, BCE and its partners settled the reverse break-fee proceedings initiated in 2008 after the termination of the proposed privatization of BCE. Under the settlement, BCE received certain non-cash considerations, including increased equity ownership in Q9, and an option at a favourable valuation to acquire the partners’ entire equity interest in Q9 in the future.

MAPLE LEAF SPORTS AND ENTERTAINMENT LTD. (MLSE)

In August 2012, BCE, together with the BCE Master Trust Fund (Master Trust), in a joint ownership arrangement with Rogers Communications Inc. (Rogers), acquired a net 75% ownership position in MLSE. BCE’s net cash contribution totalled $398 million. Through a co-investment arrangement with BCE, the Master Trust, an independent trust that holds pension fund investments serving the pension obligations of the BCE group pension plans, contributed $135 million toward the MLSE acquisition. BCE and the Master Trust own an aggregate 37.5% interest in MLSE through a holding company controlled by BCE in which BCE and the Master Trust hold approximate interests of 75% and 25%, respectively. BCE recorded an investment in MLSE totalling $533 million and a liability of $135 million for BCE’s obligation to repurchase the Master Trust’s interest at a price not less than an agreed minimum price should the Master Trust exercise its put option. BCE accounts for the 37.5% interest in MLSE using the equity method. The obligation to repurchase is recorded in Other non-current liabilities and is marked to market each reporting period. The gain or loss is recorded in Other (expense) income.

As required by the terms of the National Hockey League’s approval of the MLSE acquisition, BCE’s governance rights with respect to our ownership interest in the Montreal Canadiens Hockey Club were modified. While our ownership interest in the Montreal Canadiens Hockey Club remains unchanged, we no longer have the ability to exercise significant influence over its operations. As such, in 2012, the investment was reclassified from investment in associates to AFS investments and is included in Other non-current assets.

NOTE 16 OTHER NON-CURRENT ASSETS

FOR THE YEAR ENDED DECEMBER 31	NOTE	2013	2012
Net assets of post-employment benefit plans	21	136	106
AFS publicly-traded and privately-held investments		91	96
Long-term notes and other receivables		45	41
Derivative assets		199	219
Other		227	175
Total other non-current assets		698	637

NOTE 17 GOODWILL

The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2013 and 2012. BCE’s groups of CGUs correspond to our reporting segments.

	BELL WIRELINE	BELL WIRELESS	BELL MEDIA	BELL ALIANT	BCE
Balance at January 1 and December 31, 2012	2,521	2,302	1,393	969	7,185
Acquisitions and other	–	–	1,195	1	1,196
Balance at December 31, 2013	2,521	2,302	2,588	970	8,381

BCE Inc. 2013 Annual Report 133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IMPAIRMENT TESTING

As described in Note 2, Significant Accounting Policies, goodwill is tested annually for impairment by comparing the carrying value of a group of CGUs to the recoverable amount, where the recoverable amount is the higher of fair value or value in use.

VALUE IN USE

The value in use for our groups of CGUs is determined by discounting five-year cash flow projections from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, segment profit, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance.

Cash flows beyond the five-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceed the long-term historical growth rates for the markets in which we operate.

The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each group of CGUs.

The following table shows the key assumptions used to estimate the recoverable amounts of the groups of CGUs.

	ASSUMPTIONS USED
	PERPETUITY
GROUPS OF CGUs	GROWTH RATE	DISCOUNT RATE
Bell Wireline	0.9%	7.2%
Bell Wireless	0.8%	9.1%
Bell Media	2.0%	8.3%
Bell Aliant	0.2%	6.1%

We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amounts of the groups of CGUs is based would not cause their carrying amounts to exceed their recoverable amounts.

NOTE 18 TRADE PAYABLES AND OTHER LIABILITIES

FOR THE YEAR ENDED DECEMBER 31	NOTE	2013	2012
Trade payables and accruals		2,373	2,030
Compensation payable		576	608
Deferred revenues		743	719
Taxes payable		136	136
Severance and other costs payable		73	51
CRTC deferral account obligation	23	80	53
CRTC tangible benefits obligation	23	100	62
Other current liabilities		258	257
Total trade payables and other liabilities		4,339	3,916

NOTE 19 DEBT DUE WITHIN ONE YEAR

		WEIGHTED AVERAGE
FOR THE YEAR ENDED DECEMBER 31	NOTE	INTEREST RATE	2013	2012
Bank advances		2.61%	129	221
Notes payable		1.22%	843	477
Total bank advances and notes payable	23		972	698
Loans secured by trade receivables	23	1.78%	921	935
Long-term debt due within one year (1)
Bell Canada		5.07%	340	401
CTV Specialty Television Inc. (CTV Specialty)		6.04%	305	–
Bell Aliant		5.42%	40	100
			685	501
Net unamortized (discount) premium			(2)	8
Unamortized debt issuance costs			(5)	(6)
Total long-term debt due within one year	20		678	503
Total debt due within one year			2,571	2,136

(1)	Included in long-term debt due within one year is the current portion of finance leases of $337 million at December 31, 2013 and $386 million at December 31, 2012.

134 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SECURITIZED TRADE RECEIVABLES

The Bell Canada and Bell Aliant securitized trade receivables are recorded as floating rate revolving loans secured by certain trade receivables and expire on October 31, 2016 and November 30, 2016, respectively.

The following table provides further details on the securitized trade receivables.

	BELL CANADA		BELL ALIANT
FOR THE YEAR ENDED DECEMBER 31	2013	2012	2013	2012
Average interest rate (1)	1.84%	1.82%	1.54%	1.51%
Pledged trade receivables	1,899	2,058	162	181

(1)	Bell Canada’s and Bell Aliant’s interest rates differ since the terms and conditions of the revolving loans are different.

Bell Canada and Bell Aliant continue to service these trade receivables. The buyers’ interest in the collection of these trade receivables ranks ahead of the interests of Bell Canada and Bell Aliant, which means that Bell Canada and Bell Aliant are exposed to certain risks of default on the amounts securitized.

Bell Canada and Bell Aliant have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.

The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Bell Aliant trade receivables until the securitized trade receivables agreements expire or are terminated. The buyers and their investors have no further claim on Bell Canada’s and Bell Aliant’s other assets if customers do not pay amounts owed.

CREDIT FACILITIES

Bell Canada may issue up to $2 billion of notes under its commercial paper program, supported by a committed revolving bank credit facility. The total amount of this credit facility may be drawn at any time.

The table below is a summary of our total bank credit facilities at December 31, 2013.

	TOTAL		LETTERS	COMMERCIAL PAPER	NET
	AVAILABLE	DRAWN	OF CREDIT	OUTSTANDING	AVAILABLE
Committed credit facilities
Bell Canada
Revolving facility (1)	2,500	–	–	837	1,663
Unsecured committed term acquisition credit facility (Astral)	1,000	1,000	–	–	–
Other	286	–	240	–	46
Bell Aliant
Revolving facility (1)	750	55	193	–	502
Other	234	70	134	–	30
Total committed credit facilities	4,770	1,125	567	837	2,241
Non-committed credit facilities
Bell Canada	817	4	640	–	173
Bell Aliant	3	–	–	–	3
Total non-committed credit facilities	820	4	640	–	176
Total committed and non-committed credit facilities	5,590	1,129	1,207	837	2,417

(1)	Bell Canada’s $2,500 million revolving facility expires in November 2018 and Bell Aliant’s $750 million revolving facility expires in June 2017.

RESTRICTIONS

Some of the credit agreements:

  require us to meet specific financial ratios
  require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada.

We are in compliance with all conditions and restrictions.

BCE Inc. 2013 Annual Report 135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 LONG-TERM DEBT

		WEIGHTED AVERAGE
FOR THE YEAR ENDED DECEMBER 31	NOTE	INTEREST RATE	MATURITY	2013	2012
Bell Canada
Debentures
1997 trust indenture		4.39%	2015–2035	9,350	7,350
1976 trust indenture		9.54%	2021–2054	1,100	1,250
Subordinated debentures		8.21%	2026–2031	275	275
Finance leases		7.44%	2015–2047	2,166	2,272
Unsecured committed term credit facility		2.25%	2016	1,000	–
Other				197	227
Total – Bell Canada				14,088	11,374
CTV Specialty
Notes		6.08%	2014	300	300
Finance leases		3.51%	2014–2018	19	15
Total – CTV Specialty				319	315
Bell Aliant
Debentures and notes		5.16%	2014–2037	2,559	2,632
Finance leases and other		4.35%	2014–2017	63	58
Total – Bell Aliant				2,622	2,690
Total debt				17,029	14,379
Net unamortized premium				40	51
Unamortized debt issuance costs				(50)	(41)
Less:
Amount due within one year	19			(678)	(503)
Total long-term debt				16,341	13,886

All debentures and subordinated debentures have been issued in Canadian dollars and bear a fixed rate of interest.

Interest payments on debt which has a principal amount of $700 million have been swapped from fixed to floating. See Note 23, Financial and Capital Management for additional details.

RESTRICTIONS

Some of the debt agreements:

  require us to meet specific financial ratios
  impose covenants, maintenance tests and new issue tests
  require us to make an offer to repurchase certain series of debentures upon the occurrence of a change of control event as defined in the relevant debt agreements.

We are in compliance with all conditions and restrictions.

136 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BELL CANADA

All outstanding debentures are issued under trust indentures and are unsecured. All debentures are issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified for each series.

On September 10, 2013, Bell Canada issued 4.70% Series M-29 medium-term notes (MTN) debentures under its 1997 trust indenture, with a principal amount of $600 million, which mature on September 11, 2023. In addition, on the same date, Bell Canada issued 3.50% Series M-28 MTN debentures under its 1997 trust indenture, with a principal amount of $400 million, which mature on September 10, 2018.

On August 9, 2013, Bell Canada redeemed early its 4.85% Series M-20 MTN debentures, issued under its 1997 trust indenture, having an outstanding principal amount of $1 billion which were due on June 30, 2014. We incurred a $28 million charge for the premium on early redemption of debt which was recorded in Other (expense) income.

On July 5, 2013, Bell Canada borrowed $1 billion under its unsecured committed term acquisition credit facility which matures on July 5, 2016.

On June 17, 2013, Bell Canada issued 3.25% Series M-27 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on June 17, 2020.

On March 22, 2013, Bell Canada issued 3.35% Series M-26 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 22, 2023.

On February 11, 2013, Bell Canada redeemed early its 10.0% Series EA debentures, issued under its 1976 trust indenture, having an outstanding principal amount of $150 million which was due on June 15, 2014. We incurred a $17 million charge for the premium on early redemption which was recorded in Other (expense) income.

On June 18, 2012, Bell Canada issued 3.35% Series M-25 debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on June 18, 2019.

CTV SPECIALTY

The CTV Specialty notes and revolving credit facility are secured by all present and future assets of CTV Specialty and its wholly-owned subsidiaries. At December 31, 2013, the carrying value of CTV Specialty assets exceeded the amounts owing.

On February 18, 2014, the CTV Speciality notes were repaid upon maturity.

BELL ALIANT

All outstanding debentures and notes are issued under trust indentures and are unsecured with the exception of Télébec, Limited Partnership’s debentures of $30 million, which are partially secured by a mortgage on a property located in the province of Québec. All debentures and notes are issued in series and certain series are redeemable at Bell Aliant’s option prior to maturity at the prices, times and conditions specified in each series.

On June 25, 2013, Bell Aliant redeemed early its 4.95% MTN debentures with a principal amount of $400 million. We incurred a $10 million charge for the premium on early redemption of debt which was recorded in Other (expense) income.

On June 14, 2013, Bell Aliant issued 3.54% MTN debentures, with a principal amount of $400 million, which mature on June 12, 2020.

BCE Inc. 2013 Annual Report 137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 POST-EMPLOYMENT BENEFIT PLANS

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include DB pension plans, DC pension plans and OPEBs.

We operate our DB and DC pension plans under applicable Canadian and provincial pension legislation, which prescribe minimum and maximum DB funding requirements. Plan assets are held in trust and the oversight of governance of the plans, including investment decisions, contributions to DB plans and the selection of the DC plans investment options offered to plan participants, lies with the Pension Fund Committee, a committee of our board of directors.

The interest rate risk is managed using a liability matching approach which reduces the exposure of the DB plan to a mismatch between investment growth and obligation growth.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE YEAR ENDED DECEMBER 31	2013	2012
DB pension	(252)	(214)
DC pension	(81)	(72)
OPEBs	(7)	(6)
Plan amendment gain on OPEBs	1	24
Less:
Capitalized benefit plans cost	47	43
Total post-employment benefit plans service cost included in operating costs	(292)	(225)
Other benefits (costs) recognized in Severance, acquisition and other costs	6	(44)
Total post-employment benefit plans service cost	(286)	(269)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

FOR THE YEAR ENDED DECEMBER 31	2013	2012
DB pension	(87)	(60)
OPEBs	(63)	(71)
Total interest on post-employment benefit obligations	(150)	(131)

The statements of comprehensive income include the following amounts before income taxes.

	2013	2012
Cumulative losses recognized directly in equity, January 1	(3,452)	(2,003)
Actuarial gains (losses) in other comprehensive income (1)	1,403	(1,604)
Decrease in the effect of the asset limit	13	155
Cumulative losses recognized directly in equity, December 31	(2,036)	(3,452)

(1)	The cumulative actuarial losses recognized in the statements of comprehensive income are $2,301 million in 2013.

138 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMPONENTS OF POST-EMPLOYMENT BENEFIT (OBLIGATIONS) ASSETS

The following table shows the change in post-employment benefit obligations and the fair value of plan assets.

	DB PENSION PLANS		OPEB PLANS		TOTAL
	2013	2012	2013	2012	2013	2012
Post-employment benefit obligations, January 1	(19,542)	(17,472)	(1,707)	(1,638)	(21,249)	(19,110)
Current service cost	(252)	(214)	(7)	(6)	(259)	(220)
Interest on obligations	(850)	(877)	(73)	(81)	(923)	(958)
Actuarial gains (losses) (1)	1,025	(1,996)	69	(81)	1,094	(2,077)
Net curtailment gain (loss)	4	(44)	3	24	7	(20)
Business combinations	(143)	–	(3)	–	(146)	–
Benefit payments	1,088	1,069	77	75	1,165	1,144
Employee contributions	(6)	(7)	–	–	(6)	(7)
Other	4	(1)	–	–	4	(1)
Post-employment benefit obligations, December 31	(18,672)	(19,542)	(1,641)	(1,707)	(20,313)	(21,249)
Fair value of plan assets, January 1	17,727	16,384	220	207	17,947	16,591
Expected return on plan assets (2)	763	817	10	10	773	827
Actuarial gains	294	468	15	5	309	473
Business combinations	120	–	–	–	120	–
Benefit payments	(1,088)	(1,069)	(77)	(75)	(1,165)	(1,144)
Employer contributions	260	1,120	73	73	333	1,193
Employee contributions	6	7	–	–	6	7
Fair value of plan assets, December 31	18,082	17,727	241	220	18,323	17,947
Plan deficit	(590)	(1,815)	(1,400)	(1,487)	(1,990)	(3,302)
Effect of asset limit	(1)	(14)	–	–	(1)	(14)
Post-employment benefit liability, December 31	(591)	(1,829)	(1,400)	(1,487)	(1,991)	(3,316)
Post-employment benefit assets included in other non-current assets	136	106	–	–	136	106
Post-employment benefit obligations	(727)	(1,935)	(1,400)	(1,487)	(2,127)	(3,422)

(1)	The actuarial gains (losses) include experience gains of $424 million in 2013 and experience losses of $12 million in 2012.
(2)	The actual return on plan assets was $1,082 million in 2013 and $1,300 million in 2012.

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS COST

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED (1)		UNFUNDED (2)		TOTAL
FOR THE YEAR ENDED DECEMBER 31	2013	2012	2013	2012	2013	2012	2013	2012
Present value of post-employment benefit obligations	(18,134)	(19,007)	(1,820)	(1,868)	(359)	(374)	(20,313)	(21,249)
Fair value of plan assets	18,048	17,697	275	250	–	–	18,323	17,947
Plan deficit	(86)	(1,310)	(1,545)	(1,618)	(359)	(374)	(1,990)	(3,302)

(1)	The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.
(2)	Our unfunded plans consist of OPEBs, which are pay-as-you-go.

BCE Inc. 2013 Annual Report 139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ASSUMPTIONS

We used the following key assumptions to measure the post-employment benefit obligations and the net benefit plans cost for the DB pension plans and OPEB plans. These assumptions are long-term, which is consistent with the nature of post-employment benefit plans.

	DB PENSION AND OPEB PLANS
	2013	2012
At December 31
Post-employment benefit obligations
Discount rate	4.9%	4.4%
Rate of compensation increase	2.8%	3.0%
Cost of living indexation rate (1)	1.7%	1.8%
Life expectancy at age 65 (years)	22.4	20.9
For the year ended December 31
Net post-employment benefit plans cost
Discount rate	4.4%	5.1%
Rate of compensation increase	3.0%	3.0%
Cost of living indexation rate (1)	1.8%	1.8%
Life expectancy at age 65 (years)	20.9	20.6

(1)	Cost of living indexation rate is only applicable to DB pension plans.

The weighted average duration of the post-employment benefit obligation is 14 years.

We assumed the following trend rates in healthcare costs:

  an annual increase of 4.5% in the cost per person of covered healthcare benefits for 2013 and the foreseeable future an annual increase of 5.0% for retirees under age 65 and 4.5% for retirees over age 65 in the cost of medication for 2013 and the foreseeable future.

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans.

The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

EFFECT ON POST-EMPLOYMENT
BENEFITS – INCREASE/(DECREASE)	1% INCREASE	1% DECREASE
Total service and interest cost	6	(5)
Post-employment benefit obligations	143	(123)

SENSITIVITY ANALYSIS

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2014 – INCREASE/(DECREASE)		IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATIONS AT DECEMBER 31, 2014 – INCREASE/(DECREASE)

	CHANGE IN	INCREASE IN	DECREASE IN	INCREASE IN	DECREASE IN
	ASSUMPTION	ASSUMPTION	ASSUMPTION	ASSUMPTION	ASSUMPTION
Discount rate	1%	(177)	151	(2,680)	3,007
Mortality rate	25%	(72)	77	(1,287)	1,369

POST-EMPLOYMENT BENEFIT PLAN ASSETS

The investment strategy for the post-employment benefit plan assets is to maintain a diversified portfolio of assets invested in a prudent manner to maintain the security of funds.

The following table shows the allocation of our post-employment benefit plan assets at December 31, 2013 and 2012 and target allocations for 2013.

	WEIGHTED AVERAGE TARGET ALLOCATION	TOTAL PLAN ASSETS FAIR VALUE AT DECEMBER 31 (%)

ASSET CATEGORY	2013	2013	2012
Equity securities	20%–35%	33%	36%
Debt securities	55%–70%	59%	57%
Alternative investments	0%–25%	8%	7%
Total		100%	100%

140 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the DB pension plan assets at the end of the year for each category are tabled below.

FOR THE YEAR ENDED DECEMBER 31	2013	2012
Observable markets
Equity securities
Canadian	1,278	1,636
Foreign	4,692	4,777
Debt securities
Real return bonds	1,040	957
Nominal bonds	9,243	7,959
Money market	376	1,089
Unobservable inputs
Alternative investments
Private equities	873	800
Hedge funds	602	439
Other	(22)	70
Total	18,082	17,727

Equity securities included approximately $2 million of BCE common shares, or 0.01% of total plan assets, at December 31, 2013 and approximately $10 million of BCE common shares or 0.06% of total plan assets, at December 31, 2012.

Debt securities included approximately $14 million of Bell Canada and Bell Aliant debentures, or 0.08% of total plan assets, at December 31, 2013 and 2012.

CASH FLOWS

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Changes in these factors could cause actual future contributions to differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future, which could have a negative effect on our liquidity and financial performance.

We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under OPEB plans.

	PENSION PLANS		OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2013	2012	2013	2012
Bell Canada	(245)	(989)	(64)	(64)
Bell Media	(40)	(45)	–	–
Bell Aliant	(56)	(158)	(9)	(9)
Total	(341)	(1,192)	(73)	(73)
Comprised of:
Contributions to DB pension plans and OPEB plans (1)	(260)	(1,120)	(73)	(73)
Contributions to DC pension plans	(81)	(72)	–	–

(1)	Includes voluntary contributions of $850 million in 2012.

We expect to contribute approximately $240 million to our DB pension plans in 2014, subject to actuarial valuations being completed. We expect to pay approximately $85 million to beneficiaries under OPEB plans and to contribute approximately $95 million to the DC pension plans in 2014.

BCE Inc. 2013 Annual Report 141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 OTHER NON-CURRENT LIABILITIES

FOR THE YEAR ENDED DECEMBER 31	NOTE	2013	2012
Long-term disability benefits obligation		224	235
CRTC tangible benefits obligation	23	250	112
CRTC deferral account obligation	23	184	284
MLSE financial liability	15,23	135	135
Deferred revenue on long-term contracts		99	98
Future tax liabilities		88	136
Other		478	429
Total other non-current liabilities		1,458	1,429

NOTE 23 FINANCIAL AND CAPITAL MANAGEMENT

FINANCIAL MANAGEMENT

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, foreign currency risk, interest rate risk and equity price risk.

DERIVATIVES

We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE common shares under our share-based payment plans.

The following derivative instruments were outstanding during 2013 and/or 2012:

  foreign currency forward contracts and options that manage the foreign currency risk of certain purchase commitments interest rate swaps that hedge interest rate risk on a portion of our long-term debt forward contracts on BCE common shares that mitigate the cash flow exposure related to share-based payment plans cross currency swaps on contracts that hedge foreign currency risk on a portion of our long-term debt due within one year interest rate locks on future debt issuances.

CREDIT RISK

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported on the statements of financial position.

We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at December 31, 2013 and 2012. We deal with institutions that have investment-grade credit ratings and as such we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure.

The following table provides the change in allowance for doubtful accounts for trade receivables.

	2013	2012
Balance, January 1	(97)	(105)
Additions	(123)	(126)
Use	145	134
Acquisition through business combinations	(4)	–
Balance, December 31	(79)	(97)

In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

The following table provides further details on trade receivables not impaired.

AT DECEMBER 31	2013	2012
Trade receivables not past due	2,274	2,140
Trade receivables past due and not impaired
Under 60 days	325	351
60 to 120 days	365	364
Over 120 days	31	23
Trade receivables, net of allowance for doubtful accounts	2,995	2,878

LIQUIDITY RISK

We generate enough cash from our operating activities to fund our operations and fulfill our obligations as they become due.

We have sufficient committed bank facilities in place should our cash requirements exceed cash generated from our operations.

142 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table is a maturity analysis for recognized financial liabilities at December 31, 2013 for each of the next five years and thereafter.

							THERE-
AT DECEMBER 31, 2013	NOTE	2014	2015	2016	2017	2018	AFTER	TOTAL
Long-term debt		349	1,379	2,220	1,183	1,670	7,980	14,781
Notes payable and bank advances	19	972	–	–	–	–	–	972
Minimum future lease payments under finance leases	13	489	418	288	260	237	1,618	3,310
Loan secured by trade receivables	19	921	–	–	–	–	–	921
Interest payable on long-term debt, notes payable, bank advances and loan secured by trade receivables		734	677	605	538	476	4,634	7,664
MLSE financial liability	15	–	–	–	135	–	–	135
Net interest receipts on derivatives		(23)	(22)	(19)	(7)	–	–	(71)
Total		3,442	2,452	3,094	2,109	2,383	14,232	27,712

We are also exposed to liquidity risk for financial liabilities due within one year as shown in the statements of financial position.

MARKET RISK

CURRENCY EXPOSURES

We use cross currency swaps and foreign currency forward contracts and options to hedge debt that is denominated in foreign currencies. We also use foreign currency forward contracts to manage foreign currency risk related to anticipated transactions, including certain purchase commitments.

A 10% increase (decrease) in the Canadian/US dollar exchange rate would result in a gain of $33 million (loss of $52 million) recognized in net earnings at December 31, 2013 and a gain of $42 million (loss of $42 million) recognized in other comprehensive income at December 31, 2013, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at December 31, 2013.

	BUY	AMOUNTS TO	SELL	AMOUNTS
TYPE OF HEDGE	CURRENCY	RECEIVE IN USD	CURRENCY	TO PAY IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	379	CAD	388	2014	Purchase commitments
Cash flow	USD	135	CAD	140	2015	Purchase commitments
Cash flow	USD	31	CAD	31	2016-2017	Purchase commitments
Economic	USD	122	CAD	127	2014	Purchase commitments
Economic – call options	USD	475	CAD	485	2014	Purchase commitments
Economic – put options	USD	950	CAD	970	2014	Purchase commitments

INTEREST RATE EXPOSURES

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also used interest rate locks to hedge the interest rates on future debt issuances.

A 1% change in interest rates would result in a $25 million impact on net earnings at December 31, 2013, all other variables held constant.

No interest rate locks were outstanding at December 31, 2013.

The following table shows the interest rate swap outstanding at December 31, 2013.

	NOTIONAL	RECEIVE	PAY
TYPE OF HEDGE	AMOUNT	INTEREST RATE	INTEREST RATE	MATURITY	HEDGED ITEM
Fair value	700	5.00%	3-month CDOR(1) + 0.42%	2017	Long-term debt

(1)	Canadian dollar offered rate

In 2013, we recognized a loss of $22 million (2012 – $33 million) on an interest rate swap used as a fair value hedge of long-term debt and an offsetting gain of $21 million (2012 – $31 million) on the corresponding long-term debt.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to share-based payment plans. See Note 25, Share-Based Payments for details on our share-based payment arrangements. The fair value of our equity forward contracts at December 31, 2013 was $100 million (2012 – $106 million).

A 10% change in the market price of BCE’s common shares at December 31, 2013 would result in a $56 million impact on net earnings for 2013, all other variables held constant.

BCE Inc. 2013 Annual Report 143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, trade payables and accruals, compensation payable, interest payable and short-term obligations approximates fair value because they are short-term.

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			DECEMBER 31, 2013		DECEMBER 31, 2012
			CARRYING		CARRYING
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	FAIR VALUE	VALUE	FAIR VALUE
CRTC tangible benefits obligation	Other current and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	350	350	174	178
CRTC deferral account obligation	Other current and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	264	283	337	352
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	17,019	18,714	14,389	16,895

Financial assets, financial liabilities and derivatives carried at fair value are individually and in aggregate immaterial.

CAPITAL MANAGEMENT

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.

Our definition of capital includes equity attributable to BCE shareholders, debt, and cash and cash equivalents.

In order to meet our objectives of maintaining a net debt to Adjusted EBITDA(1) (2) ratio of between 1.5 and 2.0 times and an Adjusted EBITDA to net interest expense(3) ratio greater than 7.5 times, we monitor our capital structure and make adjustments, including to our dividend policy, as required. At December 31, 2013, we had exceeded our internal net debt to Adjusted EBITDA ratio by 0.49. This increase over our internal ratio does not create risk to our investment-grade credit rating.

On February 5, 2014, the board of directors of BCE approved an increase of 6.0% in the annual dividend on BCE’s common shares, from $2.33 to $2.47 per common share. In addition, the board of directors declared a quarterly dividend of $0.6175 per common share, payable on April 15, 2014 to shareholders of record at March 14, 2014.

On February 6, 2013, the board of directors of BCE approved an increase of 2.6% in the annual dividend on BCE’s common shares, from $2.27 to $2.33 per common share.

On August 7, 2012, the board of directors of BCE approved an increase of 4.6% in the annual dividend on BCE’s common shares, from $2.17 to $2.27 per common share.

The following table summarizes some of our key ratios used to monitor and manage Bell Canada’s capital structure. These ratios are calculated for BCE, excluding Bell Aliant.

AT DECEMBER 31	2013	2012
Net debt to Adjusted EBITDA (1) (2)	2.49	2.15
Adjusted EBITDA to net interest expense (3)	8.40	8.82

(1)	We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents.
(2)	Adjusted EBITDA, as also defined in our credit agreements, is twelve-month trailing Bell EBITDA including dividends from Bell Aliant to BCE.
(3)	Net interest expense is twelve-month trailing Bell interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

144 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 SHARE CAPITAL

PREFERRED SHARES

BCE’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE’s directors to issue the shares in one or more series and to set the number of shares and the conditions for each series.

The following table is a summary of the principal terms of BCE’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2013. BCE’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

						NUMBER OF SHARES		STATED CAPITAL
	ANNUAL
	DIVIDEND	CONVERT-			REDEMP-		ISSUED AND	DEC. 31,	DEC. 31,
SERIES	RATE	IBLE INTO	CONVERSION DATE	REDEMPTION DATE	TION PRICE	AUTHORIZED	OUTSTANDING	2013	2012
Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	–	–	–
R (1)	4.49%	Series Q	December 1, 2015	December 1, 2015	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2016	At any time	$25.50	8,000,000	3,606,225	90	90
T (1)	3.393%	Series S	November 1, 2016	November 1, 2016	$25.00	8,000,000	4,393,775	110	110
Y	floating	Series Z	December 1, 2017	At any time	$25.50	10,000,000	8,772,468	219	219
Z (1)	3.152%	Series Y	December 1, 2017	December 1, 2017	$25.00	10,000,000	1,227,532	31	31
AA (1)	3.45%	Series AB	September 1, 2017	September 1, 2017	$25.00	20,000,000	10,144,302	259	259
AB	floating	Series AA	September 1, 2017	At any time	$25.50	20,000,000	9,855,698	251	251
AC (1)	3.55%	Series AD	March 1, 2018	March 1, 2018	$25.00	20,000,000	5,069,935	129	236
AD	floating	Series AC	March 1, 2018	At any time	$25.50	20,000,000	14,930,065	381	274
AE	floating	Series AF	February 1, 2015	At any time	$25.50	24,000,000	1,422,900	36	36
AF (1)	4.541%	Series AE	February 1, 2015	February 1, 2015	$25.00	24,000,000	14,577,100	364	364
AG (1)	4.50%	Series AH	May 1, 2016	May 1, 2016	$25.00	22,000,000	10,841,056	271	271
AH	floating	Series AG	May 1, 2016	At any time	$25.50	22,000,000	3,158,944	79	79
AI (1)	4.15%	Series AJ	August 1, 2016	August 1, 2016	$25.00	22,000,000	10,754,990	269	269
AJ	floating	Series AI	August 1, 2016	At any time	$25.50	22,000,000	3,245,010	81	81
AK (1)	4.15%	Series AL	December 31, 2016	December 31, 2016	$25.00	25,000,000	25,000,000	625	625
AL (2)	floating	Series AK	December 31, 2021			25,000,000	–	–	–
								3,395	3,395

(1)	BCE may redeem each of these series of shares on the applicable redemption date and every five years after that date.
(2)	If Series AL Preferred Shares are issued, BCE may redeem such shares at $25.00 per share on December 31, 2021 and on December 31 every five years thereafter (collectively, a Series AL conversion date) and at $25.50 per share on any date after December 31, 2016, which is not a Series AL conversion date.

VOTING RIGHTS

All of the issued and outstanding preferred shares at December 31, 2013 are non-voting, except under special circumstances, when the holders are entitled to one vote per share.

ENTITLEMENT TO DIVIDENDS

Holders of Series R, T, Z, AA, AC, AF, AG, AI and AK shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE’s articles of amalgamation, as amended.

Holders of Series S, Y, AB, AD, AE, AH and AJ shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE’s articles of amalgamation, as amended.

Dividends on all series of preferred shares are paid as and when declared by the board of directors of BCE.

CONVERSION FEATURES

All of the issued and outstanding preferred shares at December 31, 2013 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE’s articles of amalgamation, as amended.

CONVERSION OF PREFERRED SHARES

On March 1, 2013, 4,415,295 of BCE’s 9,244,555 Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). In addition, on March 1, 2013, 240,675 of BCE’s 10,755,445 Series AD Preferred Shares were converted, on a one-for-one basis, into Series AC Preferred Shares.

ISSUANCE OF PREFERRED SHARES

On January 4, 2012, BCE issued 11,200,000 additional Series AK Preferred Shares for total gross proceeds of $280 million. Issuance costs were $8 million.

BCE Inc. 2013 Annual Report 145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMMON SHARES AND CLASS B SHARES

BCE’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2013 and 2012.

The following table provides details about the outstanding common shares of BCE.

		2013		2012
	NOTE	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Outstanding, January 1		775,381,645	13,611	775,444,200	13,566
Shares issued under employee stock option plan	25	420,822	14	1,296,962	43
Shares issued under ESP		90,089	4	1,102,022	48
Shares repurchased and cancelled		–	–	(2,461,539)	(46)
Outstanding, December 31		775,892,556	13,629	775,381,645	13,611

CONTRIBUTED SURPLUS

Contributed surplus resulted from the distribution of fund units to the holders of BCE common shares by way of a return of capital upon the conversion of Bell Aliant from a corporate structure to an income fund in 2006 and premium in excess of par value upon the issuance of BCE common shares.

NOTE 25 SHARE-BASED PAYMENTS

The following share-based payment amounts are included in the income statements as operating costs.

FOR THE YEAR ENDED DECEMBER 31	2013	2012
ESPs	(35)	(32)
RSUs	(44)	(30)
Deferred share plans – Bell Aliant	(10)	(11)
Other(1)	(9)	(7)
Total share-based payments	(98)	(80)

(1)	Includes DSUs and stock options.

DESCRIPTION OF THE PLANS

ESPs

ESPs are designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Each year, employees can choose to have a certain percentage of their eligible annual earnings withheld through regular payroll deductions for the purchase of BCE common shares. In some cases, the employer also will contribute a percentage of the employee’s eligible annual earnings to the plan, up to a specified maximum. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares.

Each participating company decides on its maximum percentage contribution. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.

Employer contributions to the plan are subject to employees holding their shares for a two-year vesting period. Dividends related to employer contributions are also subject to the two-year vesting period.

The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.

At December 31, 2013, 12,411,790 common shares were authorized for issuance under the ESP.

146 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the status of unvested employer contributions at December 31, 2013 and 2012.

NUMBER OF ESPs	2013	2012
Unvested contributions, January 1	1,290,286	1,029,621
Contributions (1)	659,568	699,063
Dividends credited	65,067	59,793
Vested	(687,157)	(336,408)
Forfeited	(97,499)	(161,783)
Unvested contributions, December 31	1,230,265	1,290,286

(1)	The weighted average fair value of the ESPs contributed was $45 and $42 in 2013 and 2012, respectively.

RSUs

RSUs are granted to executives and other key employees. The value of an RSU at the grant date is equal to the value of one BCE common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the board of directors.

The following table summarizes outstanding RSUs at December 31, 2013 and 2012.

NUMBER OF RSUs	2013	2012
Outstanding, January 1	2,468,405	1,257,523
Granted(1)	1,219,042	1,243,846
Dividends credited	174,989	112,550
Settled	(68,182)	(59,491)
Forfeited	(60,424)	(86,023)
Outstanding, December 31	3,733,830	2,468,405
Vested, December 31 (2)	1,210,791	–

(1)	The weighted average fair value of the RSUs granted was $45 and $40 in 2013 and 2012, respectively.
(2)	The RSUs vested on December 31, 2013 were fully settled in February 2014 with BCE common shares and/or DSUs.

STOCK OPTIONS

Under BCE’s long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:

  the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant.

At December 31, 2013, 25,661,138 common shares were authorized for issuance under these plans. Options vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and can be exercised for a period of seven years from the date of grant. Special vesting provisions may apply if:

  there is a change in control of BCE and the option holder’s employment ends the option holder is employed by a designated subsidiary of BCE and BCE’s ownership interest in that subsidiary falls below the percentage set out in the plan.

BCE Inc. 2013 Annual Report 147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes BCE’s outstanding stock options at December 31, 2013 and 2012.

		2013		2012
		NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
	NOTE
Outstanding, January 1		5,310,356	$37	4,027,309	$33
Granted		2,993,902	$44	2,681,201	$40
Exercised(1)	24	(420,822)	$30	(1,296,962)	$30
Expired		–	–	(4,850)	$28
Forfeited		(13,205)	$40	(96,342)	$37
Outstanding, December 31		7,870,231	$40	5,310,356	$37
Exercisable, December 31		–	–	420,822	$30

(1)	The weighted average share price for options exercised was $45 and $42 in 2013 and 2012, respectively.

The following table provides additional information about BCE’s stock option plans at December 31, 2013.

	STOCK OPTIONS OUTSTANDING
		WEIGHTED AVERAGE	WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES	NUMBER	REMAINING LIFE	EXERCISE PRICE ($)
$30–$39	2,237,606	4.1	$36
$40 or more	5,632,625	5.7	$42
	7,870,231	5.2	$40

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2013
Weighted average fair value per option granted ($)	2.81
Weighted average share price ($)	45
Weighted average exercise price ($)	44
Dividend yield	5.2%
Expected volatility	18%
Risk-free interest rate	1.3%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

DSUs

Eligible bonuses and RSUs may be paid in the form of DSUs when executives or other key employees elect to or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met or as elected by the directors thereafter. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.

The following table summarizes the status of outstanding DSUs at December 31, 2013 and 2012.

NUMBER OF DSUs	2013	2012
Outstanding, January 1	3,305,861	3,351,526
Issued(1)	230,718	196,363
Dividends credited	182,065	173,569
Settled	(93,591)	(415,597)
Outstanding, December 31	3,625,053	3,305,861

(1)	The weighted average fair value of the DSUs issued was $44 and $40 in 2013 and 2012, respectively.

148 BCE Inc. 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The following table is a summary of our contractual obligations at December 31, 2013 that are due in each of the next five years and thereafter.

						THERE-
	2014	2015	2016	2017	2018	AFTER	TOTAL
Operating leases	296	249	207	165	128	692	1,737
Commitments for property, plant and equipment and intangible assets	232	78	47	12	10	25	404
Purchase obligations	1,968	1,360	602	430	279	1,177	5,816
Total	2,496	1,687	856	607	417	1,894	7,957

BCE’s significant operating leases are for office premises, cellular tower sites and retail outlets with lease terms ranging from 1 to 33 years. These leases are non-cancellable and are renewable at the end of the lease period. Rental expense relating to operating leases was $300 million in 2013 and $269 million in 2012.

Purchase obligations consist of contractual obligations under service and product contracts, for both operating and capital expenditures. Our commitments for property, plant and equipment and intangible assets include investments to expand and update our networks, and to meet customer demand.

CONTINGENCIES

We become involved in various legal proceedings as a part of our business. While we cannot predict the final outcome or timing of the legal proceedings pending at December 31, 2013, based on the information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolutions of these legal proceedings will not have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

NOTE 27 RELATED PARTY TRANSACTIONS

SUBSIDIARIES

The following table shows BCE’s significant subsidiaries at December 31, 2013. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues.

All of these subsidiaries are incorporated in Canada and provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

	OWNERSHIP PERCENTAGE
SUBSIDIARY	2013	2012
Bell Canada	100.0%	100.0%
Bell Mobility Inc.	100.0%	100.0%
Bell Aliant Inc.	44.1%	44.1%
Bell Media Inc.	100.0%	100.0%

TRANSACTIONS WITH JOINT ARRANGEMENTS AND ASSOCIATES

During 2013 and 2012, BCE provided telecommunication services and received programming content and other services in the normal course of business on an arm’s length basis to and from its joint arrangements and associates. Our joint arrangements are comprised of MLSE, Inukshuk, Enstream Inc., Cirque du Soleil Media Limited Partnership and Dome Productions Partnership. Our associates are comprised of Summerhill Ventures LLP, Q9, The NHL Network Inc., the Montreal Canadiens Hockey Club and the Bell Centre until August 2012, and Viewer’s Choice Canada Inc. until July 2013.

BCE recognized revenues and incurred expenses with our associates and joint arrangements of $7 million (2012 – $11 million) and $56 million (2012 – $72 million), respectively. See Note 8, Other (Expense) Income for additional transactions with Inukshuk.

BCE Inc. 2013 Annual Report 149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BCE MASTER TRUST FUND

Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the Master Trust. Bimcor recognized management fees of $12 million and $13 million from the Master Trust for 2013 and 2012, respectively. The details of BCE’s post-employment benefit plans are set out in Note 21, Post-employment Benefit Plans. Additionally, in 2012, BCE completed a co-investment arrangement with the Master Trust with respect to MLSE for which the details are set out in Note 15, Investments in Associates and Joint Ventures.

COMPENSATION OF KEY MANAGEMENT PERSONNEL AND BOARD OF DIRECTORS

The following table includes compensation of the key management personnel and board of directors for the years ended December 31, 2013 and 2012 included in our income statements. Key management personnel are the company’s Chief Executive Officer (CEO) and the executives who report directly to the CEO.

FOR THE YEAR ENDED DECEMBER 31	2013	2012
Wages, salaries and related taxes and benefits	(24)	(22)
Post-employment benefit plans and OPEBs cost	(4)	(3)
Share-based compensation	(25)	(17)
Key management personnel and board of directors compensation expense	(53)	(42)

NOTE 28 SIGNIFICANT PARTLY-OWNED SUBSIDIARIES

The following tables show summarized financial information for our subsidiaries with significant NCI.

SUMMARIZED STATEMENTS OF FINANCIAL POSITION

	BELL ALIANT(1)		CTV SPECIALTY(1)
FOR THE YEAR ENDED DECEMBER 31	2013	2012	2013	2012
Current assets	408	429	378	191
Non-current assets	4,584	4,590	1,004	1,025
Total assets	4,992	5,019	1,382	1,216
Current liabilities	712	808	448	117
Non-current liabilities	3,117	3,483	189	507
Total liabilities	3,829	4,291	637	624
Total equity attributable to BCE shareholders	221	130	522	415
NCI (2)	942	598	223	177

(1)	The ownership interest held by NCI is 55.9% and 29.9% for Bell Aliant and CTV Specialty, respectively. Both are incorporated and operate in Canada.
(2)	The Bell Aliant NCI is greater than its share of net assets by $662 million and $433 million for 2013 and 2012, respectively, primarily due to preferred shares 100% owned by the NCI.

SELECTED INCOME AND CASH FLOW INFORMATION

	BELL ALIANT(1)		CTV SPECIALTY(2)
FOR THE YEAR ENDED DECEMBER 31	2013	2012	2013	2012
Operating revenues	2,759	2,761	781	729
Net earnings	379	385	190	187
Net earnings attributable to NCI	224	224	58	57
Total comprehensive income	664	243	194	187
Total comprehensive income attributable to NCI	384	144	59	57
Cash dividends paid to NCI	270	262	13	78

(1)	Bell Aliant net earnings and total comprehensive income includes $28 million and $19 million of dividends declared on preferred shares for 2013 and 2012, respectively.
(2)	CTV Specialty net earnings and total comprehensive income includes $2 million and $1 million directly attributable to NCI for 2013 and 2012, respectively.

150 BCE Inc. 2013 Annual Report

MEASURES USED TO MANAGE OUR BUSINESS

KEY PERFORMANCE INDICATORS (KPIs)

We measure the success of our strategies using various KPIs as described below. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

EBITDA Margin
EBITDA divided by operating revenues.

Capital Intensity
Capital expenditures divided by operating revenues.

Dividend Payout Ratio
Dividends paid on common shares divided by free cash flow.

ARPU
Average revenue per user or subscriber is certain service revenues divided by the average subscriber base for the specified period.

Churn
Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.

Cost of Acquisition (COA)
COA is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during a specified period.

Net Debt to Adjusted EBITDA
Bell net debt divided by twelve-month trailing Bell Adjusted EBITDA. Net debt is debt due within one year, long-term debt and 50% of preferred shares less cash and cash equivalents. Adjusted EBITDA is Bell EBITDA including dividends from Bell Aliant to BCE.

Adjusted EBITDA to Net Interest Expense
Twelve-month trailing Adjusted EBITDA divided by twelve-month trailing net interest expense. Adjusted EBITDA is Bell EBITDA including dividends from Bell Aliant to BCE. Net interest expense is Bell interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

Free Cash Flow per Share
Free cash flow divided by the average number of common shares outstanding.

FINANCIAL MEASURES

Below is a listing of financial calculations or ratios commonly used to assess financial performance. We believe that certain investors, creditors and analysts use these financial measures, among others, in reviewing our financial condition and performance.

Book Value per Share
Total equity attributable to BCE shareholders, excluding preferred shares, divided by the number of common shares outstanding.

Dividends Declared per Common Share
Common dividends declared divided by common shares outstanding at the end of the period.

Market Capitalization
BCE’s common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.

Price to Book Ratio
BCE’s common share price at the end of the year divided by the book value per share.

Price to Cash Flow Ratio
BCE’s common share price at the end of the year divided by cash flow per common share. Cash flow per common share is cash flow from operating activities less capital expenditures, divided by the average number of common shares outstanding.

Price to Earnings Ratio
BCE’s common share price at the end of the year divided by earnings per share.

Return on Equity
Net earnings attributable to common shareholders divided by total average equity attributable to BCE shareholders excluding preferred shares.

Total Debt to Total Assets
Total debt (including debt due within one year) divided by total assets.

Total Debt to Total Equity
Total debt (excluding notes payable and bank advances) divided by total equity.

Total Shareholder Return (TSR)
TSR is the change in the BCE share price for a specified period plus BCE dividends reinvested, divided by the BCE share price at the beginning of the period.

BCE Inc. 2013 Annual Report 151

BOARD OF DIRECTORS / EXECUTIVES

AS OF MARCH 6, 2014

Thomas C. O’Neill,
FCPA, FCA
ONTARIO, CANADA
Chair of the Board,
BCE Inc. and Bell Canada
Director since January 2003

Barry K. Allen
FLORIDA, UNITED STATES
Operating Partner, Providence
Equity Partners LLC
Director since May 2009

André Bérard, O.C.
QUÉBEC, CANADA
Corporate Director
Director since January 2003

Ronald A. Brenneman
ALBERTA, CANADA
Corporate Director
Director since November 2003	Sophie Brochu
QUÉBEC, CANADA
President and
Chief Executive Officer,
Gaz Métro Inc.
Director since May 2010

Robert E. Brown
QUÉBEC, CANADA
Corporate Director
Director since May 2009

George A. Cope
ONTARIO, CANADA
President and
Chief Executive Officer,
BCE Inc. and Bell Canada
Director since July 2008	David F. Denison,
FCPA, FCA
ONTARIO, CANADA
Corporate Director
Director since October 2012

Anthony S. Fell, O.C.
ONTARIO, CANADA
Corporate Director
Director since January 2002

Ian Greenberg
QUÉBEC, CANADA
Corporate Director
Director since July 2013

The Honourable
Edward C. Lumley, P.C.
ONTARIO, CANADA
Vice-Chairman,
BMO Capital Markets
Director since January 2003	The Honourable
James Prentice, P.C., Q.C.
ALBERTA, CANADA
Senior Executive
Vice-President and
Vice-Chairman, Canadian
Imperial Bank of Commerce
Director since July 2011

Robert C. Simmonds
ONTARIO, CANADA
Chairman,
Lenbrook Corporation
Director since May 2011

Carole Taylor
BRITISH COLUMBIA, CANADA
Corporate Director
Director since August 2010

Paul R. Weiss, FCPA, FCA
ONTARIO, CANADA
Corporate Director
Director since May 2009

COMMITTEES OF THE BOARD

AUDIT COMMITTEE

P.R. Weiss (Chair), S. Brochu, D.F. Denison, I. Greenberg, R.C. Simmonds

The audit committee assists the board in the oversight of:

  the integrity of BCE Inc.’s financial statements and related information

  BCE Inc.’s compliance with applicable legal and regulatory requirements the independence, qualifica-tions and appointment of the external auditors the performance of both the external and internal auditors management’s responsibility for assessing and reporting on the effectiveness of internal controls

  BCE Inc.’s enterprise risk management processes.

PENSION FUND COMMITTEE

D.F. Denison (Chair), E.C. Lumley, J. Prentice, C. Taylor, P.R. Weiss

The PFC assists the board in the oversight of:

  the administration, funding and investment of BCE Inc.’s pension plans and fund the unitized pooled fund sponsored by BCE Inc. for the collective investment of the fund and the participant subsidiaries’ pension funds.

CORPORATE GOVERNANCE COMMITTEE

R.E. Brown (Chair), B.K. Allen, S. Brochu, R.C. Simmonds, C. Taylor

The CGC assists the board in:

  developing and implementing BCE Inc.’s corporate governance guidelines identifying individuals qualified to become members of the board determining the composition of the board and its committees determining the directors’ remuneration for board and committee service developing and overseeing a process to assess the Chair of the board, the board, committees of the board, Chairs of committees and individual directors reviewing and recommending for board approval BCE Inc.’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

R.A. Brenneman (Chair), B.K. Allen, A. Bérard, R.E. Brown, A.S. Fell

The MRCC assists the board in the oversight of:

  the compensation, nomination, evaluation and succession of officers and other management personnel the health and safety policies and practices.

152 BCE Inc. 2013 Annual Report

BOARD OF DIRECTORS / EXECUTIVES

AS OF MARCH 6, 2014

George A. Cope
President and Chief Executive Officer,
BCE Inc. and Bell Canada

Mirko Bibic
Executive Vice-President and Chief Legal & Regulatory Officer,
BCE Inc. and Bell Canada

Charles W. Brown
President – The Source,
Bell Canada

Michael Cole
Executive Vice-President and Chief Information Officer,
Bell Canada

Kevin W. Crull
President – Bell Media,
Bell Canada

Stephen Howe
Executive Vice-President and Chief Technology Officer,
Bell Canada

Bernard le Duc
Executive Vice-President – Corporate Services,
BCE Inc. and Bell Canada	Thomas Little
President – Bell Business Markets,
Bell Canada

Wade Oosterman
President – Bell Mobility and Bell Residential Services
and Chief Brand Officer, Bell Canada

Mary Ann Turcke
Executive Vice-President – Field Operations,
Bell Canada

Martine Turcotte
Vice Chair – Québec,
BCE Inc. and Bell Canada

Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer,
BCE Inc. and Bell Canada

John Watson
Executive Vice-President – Customer Operations,
Bell Canada

BCE Inc. 2013 Annual Report 153

INVESTOR INFORMATION

SHARE FACTS

SYMBOL

BCE

LISTINGS

TSX and NYSE Stock Exchanges
You will find a summary of the differences between our governance practices and the NYSE corporate governance rules in the governance section of our website at BCE.ca

COMMON SHARES OUTSTANDING
December 31, 2013 – 775,892,556

QUARTERLY DIVIDEND*
$0.6175 per common share

2014 DIVIDEND SCHEDULE*

TAX ASPECTS

CAPITAL GAINS ON YOUR SHARES
Shareholders are required to pay tax on dividends as well as any capital gains they realize when they sell their shares or are deemed to have sold them.

If you received Nortel Networks common shares in May 2000 and/or Bell Aliant Regional Communications Income Fund units in July 2006, you should contact the Investor Relations group to learn more about the tax implications on your cost, or visit BCE.ca

DIVIDENDS
Since January 1, 2006 and unless stated otherwise, dividends paid by BCE Inc. to Canadian residents are eligible dividends as per the Canadian Income Tax Act. Since March 24, 2006 and unless stated otherwise, dividends paid by BCE Inc. to Québec residents also qualify as eligible dividends.

NON-RESIDENTS OF CANADA
Dividends paid or credited to non-residents of Canada are subject to a 25% withholding tax unless reduced by treaty. Under current tax treaties, U.S. and U.K. residents are subject to a 15% withholding tax.

Beginning in 2012, the Canada Revenue Agency introduced new rules requiring residents of any country with which Canada has a tax treaty to certify that they reside in that country and are eligible to have Canadian non-resident tax withheld on the payment of their dividends at the tax treaty rate. Registered shareholders should have completed the Declaration of Eligibility for Benefits under a Tax Treaty for a Non-Resident Taxpayer and returned it to the transfer agent.

U.S. RESIDENTS
In addition to the Declaration of Eligibility for Benefits under a Tax Treaty for a Non-Resident Taxpayer mentioned above, we are required to solicit taxpayer identification numbers and Internal Revenue Service (IRS) Form W-9 certifications of residency from certain U.S. residents. If these have not been received, we may be required to deduct the IRS’s specified backup withholding tax. For more information, please contact the transfer agent or the Investor Relations group.

Record Date March 14, 2014 June 16, 2014 September 15, 2014 December 15, 2014	Payment Date April 15, 2014 July 15, 2014 October 15, 2014 January 15, 2015
* Subject to dividends being declared by the board of directors 2014 QUARTERLY EARNINGS RELEASE DATES
First quarter Second quarter Third quarter Fourth quarter	May 6, 2014 August 7, 2014 November 6, 2014 February 5, 2015
Quarterly and annual reports as well as other corporate documents can be found on our website. Corporate documents can also be requested from the Investor Relations group.

154 BCE Inc. 2013 Annual Report

SHAREHOLDER SERVICES

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
The Plan provides a convenient method for eligible holders of common shares to reinvest their dividends and make optional cash contributions to purchase additional common shares without brokerage costs.

DIVIDEND DIRECT DEPOSIT SERVICE
Avoid postal delays and trips to the bank by joining the dividend direct deposit service.

E-DELIVERY SERVICE
Enrol in our e-delivery service to receive the proxy material, the annual report and/or quarterly reports by e-mail. By doing so, you will receive your documents faster and in an environmentally friendly manner while helping your company reduce printing and postage costs.

MANAGE YOUR SHAREHOLDER ACCOUNT
Enrol with AnswerLine at www.canstockta.com and benefit from a wide variety of self-service tools to help track and manage your shares.

DUPLICATE MAILINGS
Help us control costs and eliminate duplicate mailings by consolidating your accounts.

For more details on any of these services, registered shareholders (shares are registered under your name) must contact the transfer agent. Non-registered shareholders must contact their brokers.

CONTACT INFORMATION

TRANSFER AGENT AND REGISTRAR
For information on shareholder services or any other inquiries regarding your account (including stock transfer, address change, lost certificates and tax forms), contact:

CST Trust Company
320 Bay Street, 3rd Floor
Toronto, Ontario M5H 4A6

e-mail	bce@canstockta.com
tel	416-682-3861 or 1-800-561-0934 (toll free in Canada and the U.S.)
fax	514-985-8843 or 1-888-249-6189 (toll free in Canada and the U.S.)
website	www.canstockta.com
INVESTOR RELATIONS Building A, 8th Floor 1 Carrefour Alexander-Graham-Bell Verdun, Québec H3E 3B3
e-mail	investor.relations@bce.ca
tel	1-800-339-6353
fax	514-786-3970 or visit the Investors section of our website at BCE.ca

Trade-marks: The following are trade-marks referred to and used as such in this annual report that BCE Inc., its subsidiaries, joint arrangements, associates or other entities in which we hold an equity interest own or use under licence. Aliant and FibreOP are trade-marks of Bell Aliant Regional Communications, Limited Partnership; BCE is a trade-mark of BCE Inc.; Bell, Bell Canada, Bell Centre, Bell Internet, Bell Media, Bell Mobility, Bell TV, Fibe, Let’s Talk, and TV Everywhere are trade-marks of Bell Canada; Astral, Astral Media, Astral Out-of-Home, BNN, BNN Business News Network, Canal D, Canal Vie, CinéPop, Comedy, CTV, CTV News Channel, CTV Specialty, E Z Rock, Much, Space Design, Super Écran, The Comedy Network, The Movie Network, TMN, TMN Encore, TMN GO, The Loop, Vie & Dessin, VRAK.TV, and Ztélé are trade-marks of Bell Media Inc.; Amazing Race is a trade-mark of Canadian Outback Adventure Company Limited; Bimcor is a trade-mark of Bimcor Inc.; Discovery & Globe design and Discovery Channel are trade-marks of Discovery Communications, LLC; E! is a trade-mark of E! Entertainment Television, LLC; HBO is a trade-mark of Home Box Office Inc.; Bravo is a trade-mark of Bravo Media LLC; Montreal Canadiens is a trade-mark of Le Club de Hockey Canadien Inc.; MTV is a trade-mark of Viacom International Inc.; Telebec is a trade-mark of Télébec, Limited Partnership; The Source is a trade-mark of The Source (Bell) Electronics Inc.; TSN and RDS are trade-marks of The Sports Network Inc.; Northwestel is a trade-mark of Northwestel Inc.; MLSE is a trade-mark of Maple Leaf Sports & Entertainment Ltd.; Q9 is a trade-mark of Q9 Networks Inc.; The Globe and Mail is a trade-mark of The Globe and Mail Inc.; Toronto Maple Leafs is a trade-mark of Maple Leaf Sports & Entertainment Ltd.; Virgin, Virgin Mobile, Virgin Radio & Design and Virgin Mobile Canada are trade-marks of Virgin Enterprises Limited.

We believe that our trade-marks are very important to our success and take appropriate measures to protect, renew and defend them. Any other trade-marks used in this annual report are the property of their respective owners.

Cette publication est disponible en français. BCE’s annual report is printed with vegetable-based ink and is recyclable.

© BCE Inc., 2014. All rights reserved.